02042037

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Autogen Limited

*CURRENT ADDRESS 210 Kings Way
South Melbourne, Victoria 3205
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

FILE NO. 82- 34666 FISCAL YEAR 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☒
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: Amy O'Brien

DATE : 6/18/02

Autogen Limited ABN 79 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@awi.com.au

AGT 432

25 October 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

AR/S
6-30-01

Dear Sir

Summary of Announcement

Lodgement of 2001 Annual Report and Notice of Meeting

Details of Announcement

Please find attached a copy of the following documents:

- 2001 Annual Report
- Notice of Meeting for Annual General Meeting

Yours faithfully

PETER LEE
General Manager Corporate
& Company Secretary

m:documents/autogen/autogen limited/corporate/announcements/agt lodgement of 2001 annual report

AUTOGEN LIMITED
A.B.N. 79 000 248 304

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Autogen Limited (the "Company") will be held at the Kimberley Gardens Hotel, 441 Inkerman Street, St Kilda East. Victoria. 3183 Australia on Thursday 29 November 2001, commencing at 10.30 a.m. for the following purposes:

ORDINARY BUSINESS

1. To consider the Financial Statements and Reports

"THAT the Financial Statements of the Company and the Reports of the Directors and Auditor for the year ended 30 June 2001 be considered."

2. Election of Directors

(a) To re-elect Dr David Stuart Tyrwhitt as a Director

"THAT Dr David Stuart Tyrwhitt, retires and being eligible, offers himself for re-election."

(b) To elect Dr Jeffrey Jonas as a Director

"THAT Dr Jeffrey Jonas, appointed as a Director since the last Annual General Meeting, retires in accordance with the Company's Constitution and being eligible, offers himself for election."

3. Approval to Issue Ordinary Shares

"THAT approval be given to the Board of Directors to issue up to 20 million ordinary shares in the capital of the Company"

Voting Exclusion Statement

The Company will disregard any votes cast in relation to resolution 3 by a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities if the resolution is passed.

However, the Company need not disregard a vote if:

- It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

By Order of the Board

Dated this 24th day of October 2001.

P.J. Lee
General Manager Corporate
& Company Secretary

PROXIES

1. A Member entitled to attend and vote at the aforementioned meeting is entitled to appoint not more than two other persons as his/her proxy or proxies to attend and vote, in certain circumstances, instead of the Member at the meeting.

2. If a Member appoints one proxy, that proxy may vote on a show of hands.

3. If a Member appoints two proxies neither may vote on a show of hands. However, if you appoint two proxies to represent you at the Meeting, you must show in the space provided either the percentage of your Shareholding or the number of votes (you are entitled to one vote for each Share you own upon a poll being declared) those proxies are to represent. If you do not complete this section then each proxy may, on a poll, vote half of your Shareholding. A separate proxy form must be submitted for each proxy you appoint.

4. A proxy need not be a member of the Company.

5. If you appoint a proxy to represent you and vote on your behalf at the Meeting and that person is also a Member or has already been appointed as a proxy for another Member, your vote may not be counted on a show of hands. This is because, on a show of hands, your proxy's vote is only counted once irrespective of the number of Members that that person represents. However, if a poll is taken and your proxy votes, your vote will be counted in full in reaching a decision.

6. The Proxy Form together with the Power of Attorney (if any) or a certified copy of the Power of Attorney (if any) under which it is signed must be lodged at 210 Kings Way, South Melbourne. Victoria. 3205 Australia., the Registered Office of the Company or by being sent by fax to +613 9234 1255, not less than forty-eight (48) hours before the time of the commencement of the meeting.

7. Signing Proxies

    (i) Joint Holding - All holders must sign.

    (ii) Shares in Company Names - Companies must execute this form in the way provided by Law.

    (iii) Individual - Must be signed by the member or their attorney.

8. For the purpose of the Meeting, Shares will be taken to be held by the persons who are registered holders at 10.00 p.m., on 27 November 2001. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

COMPANY REPRESENTATIVE

If Shares are held in a company name and it is intended that a representative of the company attend the Meeting rather than lodge a proxy prior to the Meeting, the person attending the Meeting must present authority from the company director/s signed in the way provided by Law.

AUTOGEN LIMITED
A.B.N. 79 000 248 304

Explanatory Statement for Annual General Meeting

Resolution 2 **Election of Directors**

(a) Dr D S Tyrwhitt

In accordance with the Company's Constitution, one third of the Directors (other than the Managing Director) are required to retire by rotation and are entitled to offer themselves for re-election. It is Dr Tyrwhitt's turn to retire by rotation at this year's annual general meeting. Dr Tyrwhitt is offering himself for re-election.

Dr Tyrwhitt has been a Director of the Company since 1996. Dr Tyrwhitt has in excess of 40 years general business experience including a number of years as Chief Executive Officer of the Australian subsidiary of a major US based company.

(b) Dr J M Jonas

Dr Jonas was appointed a Non-Executive Director of the Company in December 2000. In accordance with the Company's Constitution a person appointed as a Director during the year is required to retire at the next annual general meeting and is entitled to offer himself for re-election. As Dr Jonas was appointed during the year, he must retire as a Director at this year's annual general meeting. Dr Jonas is offering himself for re-election.

Dr Jonas has extensive experience in pharmaceutical development, including in the areas of biotechnology, pharmacoeconomics, psychopharmacology, as well as the acquisition and development of new cancer, antibiotic and immunological drugs. He has held a number of key appointments in the USA over the past 10 years, is the author of a book on Prozac™ and over 100 scientific articles, abstracts and book chapters.

Resolution 3 **Issue of up to 20 million Ordinary Shares**

The Company has been positioning itself to register in the USA, undertake a capital raising and list on Nasdaq In the USA. Documentation is currently being finalised and it is anticipated that the capital raising will be completed in the next few months.

ASX Listing Rules only allow the issue of shares up to 15% of the existing number of issued shares, unless shareholders in general meeting have approved such issue. The proposed issue of up to 20 million ordinary shares is in excess of 15% of the existing number of issued shares and therefore requires shareholder approval.

The Directors provide the following information in respect to the proposed issue of up to 20 million ordinary shares

- the shares will be issued no later than three months (or a later date if ASX waive the relevant listing rule) from the date of passing of this resolution
- the minimum issue price will be 80% of the average market price on ASX for the five prior days on which sales were recorded before the issue.
- the shares will rank pari passu with ordinary shares on issue at the time of issue of the new shares.
- the funds will be used to advance the Company's medical research program and for working capital.
- it is anticipated that the allotment of shares will occur in one tranche.
- the identity of the allottees is not yet known and the Company proposes to use an underwriter in the USA to assist with the identification of proposed allottees.

How to complete the Proxy Form

1 Your Name and Address

This is your name and address as it appears on the share register of Autogen Limited. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a securityholder of Autogen Limited.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the share register of Autogen Limited or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form.

(c) return both forms together in the same envelope.

5 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding: where the holding is in more than one name all of the holders must sign.

Power of Attorney: *if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified* photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies: a Director can sign jointly with another Director or a Company Secretary. A sole Director who is also a sole Company Secret[illegible] can also sign. A sole Director of a corporation without a Company Secretary can sign, pursuant to s204A of the Corporations Act 2001. Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the share register of Autogen Limited.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Autogen Limited share registry at the address opposite, or
- by delivery or facsimile to the Registered Office of Autogen Limited being
  210 Kingsway
  SOUTH MELBOURNE VIC 3205

Autogen Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242E
Melbourne Victoria 3001
Australia
Facsimile (03) 9473 2555

Proxy Form

Autogen Limited
ABN 79 000 248 304

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242E Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

Securityholder Reference Number (SRN)

AGT

Appointment of Proxy

I/We being a member/s of Autogen Limited hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ________ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Autogen Limited to be held at the Kimberley Gardens Hotel, 441 Inkerman Street, St Kilda East on Thursday, 29 November 2001 at 10:30am and at any adjournment of that meeting.

Voting directions to your proxy - please mark ☒ to indicate your directions

		For	Against	Abstain*
Item a.	Re-election of Dr David Stuart Tyrwhitt as a Director	☐	☐	☐
Item b.	Election of Dr Jeffrey Jonas as a Director	☐	☐	☐
Item c.	Issue of up to 20 million ordinary shares	☐	☐	☐

*If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy **AND** ____ % **OR** ________ State the percentage of your voting rights or the number of securities for this Proxy Form.

Authorised signature/s

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ________ Contact Daytime Telephone ________ Date __/__/__

AGT 1PR

ANNUAL REPORT 2001



Autogen

FROM THE CHAIRMAN



Dear Shareholder

When I began my involvement in Autogen some 3 years ago, I could not have foreseen that Autogen would emerge so quickly as one of Australia's leading genomics biotechnology companies.

As we look back on the past few years, it gives me and my fellow Autogen directors, the Scientific Advisory Board, scientists and staff an enormous amount of pride to see how successful Autogen has become in such a short period of time.

But we have just begun, and as you will see from the annual report, Autogen has in place a sound and commercially viable plan for transforming our key scientific assets into discoveries to form the basis for new drug discoveries.

Our scientific team under the direction of Professor Greg Collier, Autogen's Chief Operating Officer, has now discovered 34 novel genes in our major research and development program in obesity and diabetes. Autogen's partner in this program, the European pharmaceutical company Merck-Lipha, is clearly satisfied with our achievements, as evidenced by their recent increase in shareholding to 14.99%.

The two leading candidate genes in this obesity and diabetes program, the Beacon gene for obesity and the Tanis gene for diabetes, continue to create an enormous amount of excitement amongst researchers worldwide. This excitement stems from the realisation that potential new applications for these genes are emerging outside the areas of obesity and diabetes. For example, Autogen's Tanis gene is now emerging as a potential receptor that may be useful in the fight against Alzheimer's, arthritis and cardiovascular disease.

Autogen's state-of-the-art gene and protein discovery technology platform, "eXpress", is a vital tool in our search for genes and their applications. Autogen is now positioning itself to subcontract "eXpress" to other pharmaceutical and biotechnology companies as a means of discovering and validating their own targets. This move will open up a new area of revenue for Autogen.

Autogen is expanding its gene discovery program to include anxiety and depression. By utilising our exclusive access to an excellent animal model, Autogen aims to progress this program



rapidly. It will form the basis of a collaboration with another major pharmaceutical company, similar to that between Autogen and Merck-Lipha for obesity and diabetes.

Once again we pay tribute to our internationally respected Scientific Advisory Board, headed by Professor Paul Zimmet AO, which now consists of Professor Ian Gust AO, Professor Robert Williamson FRS, and Dr Ian Mackay AM. A recent addition to this advisory board is the leading US statistical geneticist, Dr John Blangero, from the Department of Genetics at Southwest Foundation for Biomedical Research in San Antonio, who will also head the Company's Human Statistical Genomics Program. This appointment of Dr Blangero as an exclusive consultant and scientific advisor is a coup for Autogen, as he certainly ranks as one of the best-recognised world experts in statistical genetics.

Recognising the long-term potential of an investment in Autogen, a number of international investment institutions have become substantial shareholders. We are confident that investors in Autogen are positioning themselves to be a part of a world-class effort to discover treatments for some of the world's prevalent diseases, for which they will be greatly rewarded.

The world financial markets may have had a shaky year, but a company such as Autogen that is able to tap into and capitalise on the information contained within human genome will weather any financial storm that lies ahead and provide successful returns for shareholders.

Autogen aims to achieve this by ensuring our management remains focussed and continues to achieve its milestones.

We look forward to rewarding our loyal shareholders with continued success and thank our shareholders for their continued support.

J I GUTNICK
Chairman & Managing Director





OUR HIGHEST PRIORITY

To become a world leader in identifying new target proteins for drug therapy and commercialising scientific discoveries.

Autogen was founded to make gene discoveries for prevalent diseases, based on strong scientific research.

Autogen's gene discoveries in

- obesity;
- diabetes; and
- depression and anxiety

will form the basis for novel pharmaceutical treatments and methods of diagnosis.

Some key discoveries to date also have implications for the treatment of heart disease, arthritis and Alzheimer's.

Obesity, diabetes, depression and anxiety share common features.

These diseases are:

- widespread;
- complex, involving multiple genes; and
- costly to the community and to individuals.

People of both sexes and all ages from around the world may suffer from these diseases.

Autogen's research programs are extending current knowledge in the search for new targets for medicinal therapies.


Growth in research and development expenditure
7000
6000
5000
4000
3000
2000
1000
0
$'000
1997
1998
1999
2000
2001
Gene and protein discoveries
35
30
25
20
15
10
5
0
Cumulative number of discoveries
1997
1998
1999
2000
2001



Autogen's success in gene discovery and validation stems from a strategic mix of scientific expertise and advanced technology.

OUR ACHIEVEMENTS

Autogen's gene discovery program has progressed **beyond all expectations.**

- Discoveries
  A total of 34 new genes in diabetes and obesity under patent protection.
- Gene Chip Facility
  Our new research facility at Deakin University was opened in October 2000. It houses many elements of our technology platform for high throughput gene discovery.
- eXpress from DNA to target
  Proven technology platform.
- Expanded human populations
  New contracts give Autogen access to the human samples that are critical to gene discovery.
- Animal model of depression and anxiety
  The new depression and anxiety program is boosted by our validation of the best animal model in the world for these conditions.





OUR NEW BUSINESS OPPORTUNITIES

Our new gene discovery program – depression and anxiety, our comprehensive human populations and our proven platform technology represent **new business opportunities.**

- Collaborations with pharmaceutical companies in:
  - **The Depression and Anxiety program**
  - **eXpress Technology Platform for gene and protein discovery and validation**
  - **Sample collections from diverse human populations**
- Access to eXpress Technology Platform for validating potential targets before clinical trials begin
- Collaborations with biotechnology companies in:
  - **Proteomics**
  - **Pharmacogenomics**
  - **Diagnostics**





OUR ETHICS

Autogen is very sensitive to the ethical issues surrounding genetic research.

- Complicated ethical issues
  Any research that includes the use of humans or human biological material encompasses wide-ranging ethical issues.
- Autogen's commitment to ethical research
  Our research in the human genetics program is conducted strictly in accordance with the highest ethical standards.
- Established ethics policies
  We have consulted experts in the field of bioethics in framing policy for research into human genetics.

  Our policies comply with the requirements for justice, beneficence and respect for participants in our studies.

1. ANIMAL COLONY
A good animal model of a human disease is the first requirement.


1.

2. HUMAN POPULATIONS
Samples from human populations with susceptibility to disease are needed for human genetics studies.


2.

3. GENE DISCOVERY
Microarray gene chip technology incorporating robotics is used to identify genes with different activity in tissues from healthy animals compared to those from animals with the disease. For human DNA, linkage mapping and positional cloning identify gene modifications in common diseases.


3.

BIOINFORMATICS

9. PHYSIOLOGICAL FUNCTION IN VITRO
Adding a protein of unknown function to cells in culture can yield information about the protein's role.


9.

10. PHYSIOLOGICAL FUNCTION IN VIVO
Adding a protein of unknown function to its site of production in the body, or injecting it into the bloodstream, can yield extra information about the protein's function in the whole animal.


10.

11. PROTEIN TARGET
When a new gene survives the rigorous screening of steps 1–10 in the technology platform, Autogen approaches the pharmaceutical industry to establish partners for Stage 2 – drug development.


11.

4. *GENE EXPRESSION*
Gene activity in different tissues is measured by Northern Blotting, and quantitative PCR.


4.

BIOINFORMATICS

5. PROTEIN AND ANTIBODY PRODUCTION
For functional studies on new genes, protein is produced by chemical means or by recombinant techniques in bacterial systems. Antibodies are powerful tools for studying protein function.


5.

eXpress Technology Platform

From DNA to Target

Our scientific research program encompasses a spectrum of methods from across the fields of gene discovery, protein discovery and physiology. The strategic sequence for effective application of these diverse research tools is provided by our in-house technology platform, eXpress.


6.

6. ADENOVIRAL-MEDIATED TRANSFECTION AND ANTISENSE TECHNOLOGY
These techniques are applied to overexpress or block expression of the new gene in cells to test the effects of high levels and low levels of the protein product.


7.

7. PROTEIN – PROTEIN INTERACTION
Information about protein function can be gained from identifying the binding partners using yeast 2-hybrid screening or BIACORE technology.


8.

8. IMMUNOHISTOCHEMISTRY
Gene products, both RNA and protein, are localised in tissue slices using fluorescent antibodies.





OUR RESEARCH STRENGTHS

Autogen's combination of rigorous science and the latest in technology has led to successful gene discovery **and identification of new proteins as potential targets for therapeutic drug treatment.**

- Two research facilities, one at Deakin University in Geelong and the other at the International Diabetes Institute in Melbourne
- eXpress Technology Platform, incorporating all the molecular methodology needed to discover a new gene of interest and then to prove that the gene's protein product is functionally significant in various human disease states
- Extensive collections of serum and DNA samples from human populations with a high prevalence of common diseases
- Animal models which mimic the multigene nature of human diabetes, obesity, depression and anxiety
- A team of scientists with high-ranking research credentials



OUR SCIENTISTS

PROFESSOR GREG COLLIER BSc(Hons), PhD
CHIEF OPERATING OFFICER

Professor Collier holds a personal chair in the School of Health Sciences at Deakin University. He joined Autogen in March 2000, as an established international researcher on diabetes and obesity, having published more that 200 scientific papers in peer-reviewed journals. As Director of Research and Development, Professor Collier has responsibility for overseeing all gene discovery programs under way in Autogen's laboratories. His duties as Chief Operating Officer include identifying new opportunities in both research and business, and developing policy.



KEN WALDER BSc(Hons), PhD

Dr Walder joined Autogen's laboratories at Deakin University in May 1999 to manage the Gene Discovery Group. After gaining his PhD at Deakin in 1997, he held a post-doctoral position at the National Institutes of Health at Phoenix, Arizona in the USA where he joined the search for genes related to diabetes in Pima Indians, who have a high incidence of diabetes and obesity.



JEREMY JOWETT BSc(Hons), DPhil (Oxon)

Dr Jowett is the Director of Genetics Research at the International Diabetes Institute. Autogen has an agreement with IDI to study newly discovered genes in human populations who differ in racial background and susceptibility to disease. Dr Jowett completed a PhD at Oxford before spending five years at the University of California Los Angeles studying the molecular biology of HIV.



LAKSHMI KANTHAM BSc, MSc, PhD

Dr Kantham started in November 1999 with responsibility for the functional studies on new genes identified in the gene discovery program. She has a depth of expertise in areas of research with direct application to Autogen's programs. Dr Kantham has worked at Harvard University in the USA and in Germany and New Zealand.



DAVID SEGAL BSc(Hons), PhD

Dr Segal has been responsible for the use of microarray technology and its application to gene discovery since December 2000. In 1996 he completed his PhD at the John Curtin School of Medical Research at the Australian National University, then spent almost five years at the NIH National Institute of Allergy and Infectious Diseases at Bethesda, Maryland in the USA.

ANDREA DE SILVA BSc, MHN, PhD

Dr de Silva has had primary responsibility for Bioinformatics for the past 18 months. Bioinformatics is the process of managing and analysing biological information. Maximum information is gained from international databases of gene sequences, whether for new genes or the proteins they encode. Dr de Silva has a strong background in both nutrition and the genetics of diabetes and obesity from previous research work at the International Diabetes Institute.



JANETTE TENNE-BROWN BSc, BSc(Hons), PhD

Dr Tenne-Brown moved to the University of Melbourne after completing her BSc at Deakin University. During her PhD in the area of developmental neuroscience, she gained the experience and skills needed to run the Immunohistochemical Laboratory where she applies the techniques needed to localise new genes and proteins in tissue sections. Dr Tenne-Brown took up her position early in 2000.



YUAN GAO BSc, MSc, PhD

Dr Gao has participated in the functional genomics component of the Gene Discovery Program since May 2001. He returned to Australia from a post-doctoral position studying aspects of diabetes at Johns Hopkins University School of Medicine in Baltimore, Maryland in the USA. Dr Gao attained his MSc at the University of Adelaide and his PhD at the Northern Territory University in Darwin.



KELLY WINDMILL BSc(Hons), PhD

Dr Windmill completed her PhD at Deakin University before moving to the University of Queensland to carry out research involving the characterisation of novel drug metabolising enzymes. Since 1998, Dr Windmill has had a key role in supervising a wide range of molecular techniques crucial to the overall process of gene discovery.







MERCK
Lipha s.a.
France
ACCUEIL
RECEPTION
POSTE DE GARD
SECURITY GUARDROOM
LIVRAISON-EXPE
DELIVERY-SHIPMEN

OUR STRATEGIC COLLABORATIONS

Autogen has established a strategic collaboration with Merck-Lipha to commercialise the Beacon and Tanis discoveries.

Merck-Lipha is a major European pharmaceutical company and a subsidiary of Merck KGaA which is listed on the Frankfurt Stock Exchange.

Merck manufactures Metformin – the world's top-selling drug for the treatment of Type 2 diabetes – for which it holds 50% of the market share in Australia.

The agreement between Autogen and Merck-Lipha involves:

- collaboration in diabetes and obesity research for more than $25 million between 1999 and 2005, including six years' research funding and equity investment in Autogen
- milestone payments of up to $5 million to Autogen for each target gene discovery
- royalty and commercialisation agreement to bring mutual benefit to the partners flowing from the development of products from our research.





GENE DISCOVERY PROGRAMS

At the outset, Autogen recognised the enormous potential of commercialising biotechnology research. The Company's business is based on applying the latest technology to identifying new targets for the pharmaceutical treatment of common human diseases.

Autogen has developed a successful approach for finding new genes based on differential gene expression profiling. Advanced robotic microarray technology is applied to animal models that resemble human disease states and samples from human populations are subject to linkage mapping and positional cloning to identify the gene modifications associated with diseases.

Gene Discovery Strategy – an Overview
The programs are divided into four broad phases. These are:

1. **Gene Discovery**
   Microarray gene chip technology is used to identify genes with differential expression in healthy animals compared with diseased animals. Candidate genes are sequenced and their differential expression confirmed. The human counterparts are located and described.

2. **Bioinformatics**
   Application of bioinformatics to search international databases provides details of the gene structure, homologies with other published genes and information about the encoded protein. If this information is unavailable on existing databases, Autogen's scientists clone and sequence genes of interest. Only those genes with novel and relevant properties are advanced through the program.

3. **Validation**
   Gene discoveries are validated before studies of their function are commenced.

   The expression patterns in different tissues are analysed as well as changes in expression at different stages of the experimentally induced disease state. Studies on human tissue distribution are a component of the validation process.

4. **Functional Genomics**
   The genes that remain as candidates after validation are studied to determine more about the function or action of their protein products. Understanding the function of the protein is crucial to the assessment of how the newly identified gene can be targeted to treat or prevent a particular disease. These studies include:
   - producing the protein and the corresponding antibody;
   - determining the effect of increasing or decreasing gene transcription in vitro; and
   - determining the effect of increasing or decreasing protein levels in vitro and in vivo.

Drug Development Strategy – an Overview
Drug development is the second stage of the overall gene discovery program and involves the establishment of a suitable assay system to allow high throughput screening of agents with the potential to affect activity of the target. When this stage is reached, Autogen seeks partnerships with pharmaceutical companies.



Diabetes & Obesity

The facts:

- **Almost one in four Australians over age 25 has diabetes or impaired glucose metabolism**
- **Type 2 diabetes and obesity are two of the most common diseases of affluent nations**
- **Type 2 diabetes and obesity are metabolic disorders involving a number of genes**

The diabetes and obesity program was developed to take advantage of Autogen's head start in this research area. Autogen had access to the necessary scientific expertise and a proven animal model for diabetes and obesity. An agreement with the International Diabetes Institute gave Autogen access to one of the world's most comprehensive collections of human serum and DNA samples from isolated populations with very high prevalences of these conditions.



Body Weight
Fat Tissue
Change in Body Weight (g)
(mg fat / g body weight)
Beacon*
Control*
0
3µg
15µg*
30µg*
Perirenal
Abdomen
*p<0.05 compared with 0µg

Effect of Beacon treatment on body weight and fat tissue in *P. obesus*

Like Type 2 diabetes, obesity is on the increase throughout the developed world. Evidence from twin and adoption studies suggests that genetic factors account for 40 – 80% of the variation in body fat content.

Autogen has provisional patent applications filed in Australia and the USA for 34 genes associated with diabetes and obesity. All of the newly identified genes are now in various stages of a rigorous validation process.

OBESITY DISCOVERY – BEACON

Summary:

- **High levels of Beacon are found in obese animals**
- **The Beacon gene is 2,194 base pairs long; the Beacon protein consists of 73 amino acids**
- **Injected Beacon increased body weight and food intake in Israeli sand rats**

Potential: Anti-Beacon agents to treat obesity

A paper published in 2000 in the research journal, *Diabetes*, entitled 'A Novel Gene Involved in the Regulation of Energy Balance' described Autogen's best-characterised gene discovery, Beacon. Studying *Psammomys obesus* (the sand rat) which is a very good model for human obesity, Autogen researchers found a small protein in the hypothalamus whose levels correlated with the percentage of body fat.





The hypothalamus plays a major role in the control of energy balance via the coordination of several neuropeptides and their receptors.

When the Beacon protein was produced and used to treat *Psammomys obesus*, it caused a dose-dependent increase in food intake and body weight.

The conclusion from the study was that Beacon appears to have a role in the regulation of energy balance and body weight.

DIABETES DISCOVERY – TANIS
Summary:

- **Tanis is a cell receptor for serum amyloid A**
- **The Tanis gene is 1,155 base pairs long; the Tanis protein consists of 189 amino acids**
- **It is increased in adipose tissue and liver when food is restricted**
- **It responds to glucose, insulin and fats in cell culture**

Potential: Modulators of Tanis to treat diabetes

Tanis is the second well-characterised gene. It shows decreased expression in diabetes. Tanis gene products in the liver and adipose tissue increased in animals fasted for 24 hours or fed a low-energy diet for two weeks.

The regulation of the Tanis gene has been shown in cell culture studies to be affected by glucose, insulin and fatty acids.

From its structure, Tanis was predicted to be a receptor. Further research has confirmed this prediction, showing that Tanis is a cell receptor for serum amyloid A (SAA), an acute phase protein linked with a number of disease states, including diabetes.

SAA is a key protein produced by the liver as part of the body's 'acute phase response' to inflammation which can include fever, the release of stress hormones and increased levels of specific serum proteins.

SAA is produced at low levels in normal tissue and is increased in diabetes and coronary heart disease. The plaques of fatty material that build up in blood vessels due to atherosclerosis, inflamed joints in arthritis and the brains of patients with Alzheimer's disease are all sites of SAA synthesis.

High blood levels of SAA cause changes to the HDL particles which transport cholesterol back to the liver for removal from the body. If prolonged, these changes could increase the risk of heart disease.

The Autogen discovery appears to be the first report of a receptor molecule for SAA and could lead to major advances in the knowledge of how this protein is regulated, about which little information is currently available.

Depression & Anxiety

The Facts:

- **Antidepressants are the highest selling class of drugs**
- **Sales worldwide of US$7 billion in 1997 are expected to more than double by 2002**
- **Opportunities exist for new antidepressants**

Autogen has commenced a program of gene discovery in depression and anxiety, a prevalent mental disease.


BIACORE



As with the diabetes and obesity program, research into genetic causes of depression and anxiety is based on the search for genes which have different activity in the depressed or anxious state compared with a normal mental condition.


Non-Responders
Change in body weight (g)
12
10
8
6
4
2
0
1 3 5 7 9 11 13 15
Days of Separation


Responders
Change in body weight (g)
2
1
0
-1
-2
-3
-4
-5
1 3 5 7 9 11 13 15
Days of Separation

Estimated to affect up to 50% of the population at some time in their lives, depression affects people of all ages and is on the increase. 'Depression' describes various behavioural states related to feelings of sadness, apathy, futility and despair.

Depression is a complex disorder with both genetic and environmental contributing factors. It is thought that anxiety and depression share a number of biological processes. Susceptible people may respond to particular stresses with a spectrum of mood disorders.

There are three major drivers for this most recent program:

1. The market for new antidepressant drugs has enormous commercial potential.
2. Evidence suggests that depression and anxiety are genetic, at least in part, but more research is needed.
3. Autogen's animal model of diabetes and obesity, *Psammomys obesus*, displays symptoms of depression and anxiety on separation.

The Animal Model

Researchers at Autogen have found that *Psammomys obesus* shows a spectrum of responses to separation, making it a novel model of human depression. The onset of symptoms and time-course of recovery make the model an ideal candidate for Autogen's differential expression screening approach.

THE BOARD OF DIRECTORS



MR JOSEPH GUTNICK FAusIMM FAIM MAICD CHAIRMAN AND MANAGING DIRECTOR

Mr Gutnick has been a Director of the Company since 1984 and is currently Chairman and Managing Director of five public listed companies in Australia, Executive Chairman of Tahera Corporation, a Canadian company listed on the Toronto Stock Exchange and President of Bay Resources Ltd, a Delaware Corporation listed on the over-the-counter market in the USA. He is a well-known businessman with interests in Australia and overseas and was directly responsible for introducing biotechnological research to the Company. Mr Gutnick has been responsible for overseeing the discovery, development and operation of a number of world-class gold and nickel mines in Australia. He is a Director of the World Gold Council and was awarded the Diggers Award at the 1997 Diggers and Dealers Industry Awards. Age 49.



THE HON. ROBERT HAWKE AC, BA LLB BLitt(Oxon) NON-EXECUTIVE DIRECTOR

Mr Hawke a former Prime Minister of Australia (1983-1991), has been a Director since 1999. Mr Hawke is a Business Consultant, Chairman of the Committee of Experts on Membership of The Education International and Chairman of the Sydney City Mission Fundraising Task Force. He is a former President of the Australian Council of Trade Unions (1970-1980) and former President of the Australian Labor Party (1973-1978). Mr Hawke entered Federal Parliament in 1980 and became Leader of the Opposition before being elected Prime Minister. He resigned from Parliament in February 1992. Mr Hawke was made a Companion of the Order of Australia (AC) in 1979. Age 71.



MR JEAN-NOËL TREILLES NON-EXECUTIVE DIRECTOR

Mr Treilles was appointed a Director of the Company in January 2000. Mr Treilles is Chairman and Chief Executive Officer of Holding Merck-Lipha France and President – Ethicals Merck. Prior to that appointment, he was Chairman and Chief Executive Officer of Group Lipha. Mr Treilles is a senior member of a number of pharmaceutical industry-based associations. Mr Treilles was awarded the Chevalier de l'Ordre National du Mérite in November 1995. Age 56.



DR JEFFREY JONAS MD NON-EXECUTIVE DIRECTOR

Dr Jonas was appointed a Director of the Company in December 2000. He is former President and Chief Executive Officer of AVAX and has extensive experience in pharmaceutical development, including in the areas of biotechnology, pharmacoeconomics and psychopharmacology, as well as the acquisition and development of new cancer, antibiotic and immunological drugs. From 1991 to 1996, Dr Jonas held a number of senior positions at Upjohn Laboratory. Dr Jonas is the author of a book on Prozac™ and over 100 scientific articles, abstracts, and book chapters. Dr Jonas received his MD from Harvard Medical School in 1979 and a BA in Biology and English from Amherst College in 1975. Age 48.



DR DAVID TYRWHITT PhD(Geology) BSc(Hons) Geology FSEG(USA) FAusIMM CPGeo FIMM(London) NON-EXECUTIVE DIRECTOR

Dr Tyrwhitt has been a Director of the Company since 1996 and has more than 40 years experience in the mining industry. He is currently a Director of six public listed companies of which five are primarily in the mining and exploration sector. He worked for over 20 years with Newmont Mining Corporation in Australia, South-East Asia and the United States. During that time he was responsible for the discovery of the Telfer Gold Mine in Western Australia. He was Chief Executive of Newmont Australia Limited between 1984 and 1988 and Chief Executive Officer of Ashton Mining Limited between 1988 and 1991. Age 63.

PROFESSOR PAUL ZIMMET AO, MD FRACP FRCP FACN FACE



Professor Zimmet, Chairman of the Scientific Advisory Board, is a leading world authority in the fields of diabetes and obesity. He is Professor/Director of the International Diabetes Institute, Professor of Diabetes at Monash University and Professor in the Graduate School of Public Health University of Pittsburgh in the USA. He is actively involved with the World Health Organisation's Diabetes and Obesity Study Groups and is a member of the Federal Task Force on Diabetes, Victorian Ministerial Advisory Committee for Diabetes and the National Obesity Strategic Committee.

DR JOHN BLANGERO



Dr Blangero holds the rank of Scientist at the Department of Genetics at Southwest Foundation for Biomedical Research in San Antonio, USA. He is a leading international statistical geneticist. Dr Blangero has been appointed as an exclusive consultant to Autogen where he will lead the Human Statistical Genomics Program. He was responsible for developing new statistical software to increase greatly the amount of data that could be handled in genetic studies of families. Dr Blangero leads a number of government-funded research projects in the USA related to the genetics of common complex diseases.

PROFESSOR IAN GUST AO, MD FRCPA FRACP FTS



After establishing the MacFarlane Burnet Centre for Medical Research where he was the first Director, Professor Gust moved to CSL Limited ("CSL") in 1990 as Research and Development Director. During the ensuing decade he was responsible for managing a research and development budget of more than $20 million per annum. Recently retired from CSL, Professor Gust serves as a scientific advisor to the Bill and Melinda Gates Children's Vaccine Program, the International AIDS Vaccine Initiative and the World Health Organisation. He is a Non-Executive Director of Promics Pty Ltd and a member of the board of the Cooperative Research Centre for Vaccine Technology.

PROFESSOR IAN MACKAY AM, MD(MELB) FRCP FRACP FRCPA FAA



Professor Mackay is an international authority on autoimmune diseases. He is Principal Research Fellow in the Department of Biochemistry and Molecular Biology at Monash University. He was formerly Head of the Clinical Research Unit of the Walter & Eliza Hall Institute and Royal Melbourne Hospital. In September 1998, Professor Mackay and co-editor Dr N.R. Rose published their influential text, *The Auto-immune Diseases*, 3rd edition.

PROFESSOR ROBERT WILLIAMSON PhD FRCP FRS



Professor Williamson is an international authority on gene therapy. He has worked at major international research institutions that specialise in the areas of molecular biology. He currently holds the positions of Director, Murdoch Children's Research Institute; Executive Director, Victorian Clinical Genetics Service and Professor of Medical Genetics, University of Melbourne.

The main corporate governance practices that the Board of Autogen Limited had in place during the year were:

1. **Board of Directors**

   (i) **Board Responsibilities**

   The Board's role is to maximise wealth creation and shareholder value in the Company. It assumes responsibility for overseeing the affairs of the Company by ensuring that they are carried out in a professional and ethical manner and that business risks are effectively managed.

   The Board oversees the Company's financial management including approving annual budgets and implementing strategic plans, policies, systems and procedures. Senior Management performance is reviewed to ensure that the Company has the most appropriate mix of skills to meet its business objectives.

   (ii) **Board Composition**

   While the Company's Constitution fixes the maximum number of Directors at twelve, the Board currently comprises one Executive Director and four Non-Executive Directors. Mr Gutnick is Executive Chairman and Managing Director. To ensure that it has the right mix of management skills and technical expertise to meet the challenges of its business, the Board regularly reviews its composition.

   (iii) **Appointment/retirement of Directors**

   The Company's Constitution requires that all Directors, other than the Managing Director, submit themselves for re-election every three years with not less than one-third of the Board retiring by rotation. Directors appointed during the period since the last Annual General Meeting of the Company must submit themselves for election at the next Annual General Meeting.

   (iv) **Board Meetings**

   The full Board meets formally to conduct appropriate business. The Board uses resolutions in writing signed by all Directors to deal with matters requiring decisions between meetings.

   (v) **Directors' Remuneration**

   Total remuneration for the Executive Director includes an annual salary and other entitlements. Attendance at and participation in Board and Committee meetings are considered among the duties of the Executive Director. Non-Executive Directors receive fees for attending Board and Committee meetings. Pro-rata fees are paid to Non-Executive Directors who serve for less than a full year.

   (vi) **External Advice to Directors**

   The Company recognises that in the exercise of their responsibilities there may be occasions when Directors may wish to seek independent professional advice. With the prior consent of the Chairman, advice can be obtained at the Company's expense and is to be made available to the whole Board.

2. **Board Committees**

   The Board has Committees to address the areas of remuneration and audit.

   (i) **Remuneration Committee**

   The Remuneration Committee, chaired by Mr Gutnick meets to review remuneration policies and practices of the Company, to ensure that they meet current market conditions. The Committee draws on the experience of Senior Management and, where appropriate, seeks the advice of external consultants.

   (ii) **Audit Committee**

   The Audit Committee, under the Chairmanship of Mr Gutnick, meets to plan and review annual and half-yearly financial statements and reports prior to their release to the Australian Stock Exchange. The Committee also monitors the performance of the Company's Auditors and the adequacy and effectiveness of internal controls. The external Auditor is invited to attend and speak at these meetings.

3. **Risk Management**
The Company continues to monitor its operations to identify the greatest areas of potential risk to minimise any adverse effects on the Company's strategic, operational and financial activities.

The Scientific Advisory Board was established by the Company's Board to assist with the Board's goal of establishing a portfolio of research programs covering diabetes, obesity and other major diseases with the aim of commercialisation.

The Scientific Advisory Board is responsible for identifying new research opportunities and monitoring existing projects. It meets no less than every four months and reviews the status of each project being undertaken. It also discusses, reviews and when appropriate, recommends new projects to the Autogen Board. All projects recommended have undergone rigorous review by a sub-committee of the Scientific Advisory Board and management as part of the due diligence process.

Senior Management of Autogen provides support to the Advisory Board and attends each meeting.

4. **Code of Conduct**

(i) **Ethical Standards**
Autogen Limited operates under a code of conduct that sets out the ethical standards under which the Company operates when dealing with internal and external parties. This code requires parties to act with integrity, fairness and honesty in all dealings and to treat other parties with dignity at all times. They are required to:

- not discriminate against any staff member or potential employee;
- carry out their duties in respect to the law at all times;
- use the Company's assets responsibly;
- respect the confidentiality of the Company's business dealings; and
- take responsibility for their own actions and for the consequences surrounding their own actions.

(ii) **Share Trading**
It is the Company's policy to encourage Directors, employees and related parties to own shares in the Company. The trading in shares policy strongly reinforces the obligations of Directors and employees, both of the Company and A.W.I. Administration Services Pty Ltd, under the *Corporations Act 2001* and the Australian Stock Exchange Listing Rules in relation to trading in Company shares. The acquisition and sale of Company shares by Directors and employees is restricted to periods of 14 days immediately following announcement of the Company's half-yearly and annual reports to the Australian Stock Exchange. Directors, employees and related parties can seek permission from the Chairman outside this 14-day period. Directors and employees are required to report share trading to the Company Secretary.

5. **Continuous Disclosure Compliance**
The Company's continuous disclosure compliance procedure enables it to meet its obligations and to ensure that all matters, which may require announcement to the Australian Stock Exchange, are brought to the attention of Directors immediately.

6. **Communicating with Shareholders**
The Board ensures that Shareholders are kept informed of all major developments that affects their shareholding or the Company's state of affairs through half-yearly, annual and ad hoc reports. All Shareholders are encouraged to attend the Annual General Meeting to meet the Chairman and Directors and to receive the most updated report on Company activities. The Company maintains a website at **http://www.autogenlimited.com.au** to provide shareholders with up-to-date information on the Company's activities. Shareholders may also communicate with the Company through its e-mail address **autogen@awi.com.au**

The Directors of Autogen Limited present their Report for the year ended 30 June 2001.

1. **Directors**

The Directors of the Company in office since 1 July 2000 and up to the date of this Report are:

Mr Joseph Gutnick FAusIMM FAIM MAICD, Chairman and Managing Director

The Hon. Robert Hawke AC, BA LLB Blitt(Oxon), Non-Executive Director

Mr Jean-Noël Treilles, Non-Executive Director

Dr Jeffrey M Jonas MD, Non-Executive Director, Appointed 19 December 2000

Dr David Tyrwhitt PhD(Geology) BSc(Hons) FSEG(USA) FAusIMM CPGeo FIMM(London), Non-Executive Director

Professor Claude Bouchard PhD, Non-Executive Director, Resigned 31 December 2000

Particulars of Directors' qualifications, experience and special responsibilities are set out separately in this Annual Report.

2. **Review and Results of Operations**

A review and results of operations is contained in the Chairman's Report and elsewhere throughout this Annual Report. The financial result of the operations was a loss of $3,417,971 after providing for income tax.

3. **Significant Change in State of Affairs**

During the financial year, the Company sold its interest in Topalite Resources Pty Ltd in order to focus on biotechnology activities. Other than this matter, the Directors are of the opinion that other than that disclosed in this Annual Report, there has not been any significant changes in the state of affairs of the Economic Entity during the year under review.

4. **Principal Activity**

The principal activity of the Economic Entity during the financial year was medical research. There has been no significant change in the nature of this activity during the financial year.

5. **Dividends**

The Directors do not recommend the payment of a dividend and no amount has been paid or declared by way of dividend since the end of the previous financial year and up to the date of this Annual Report.

6. **Events after the end of the Financial Year**

Other than previously referred to in this Annual Report, there has not arisen in the interval between the end of the financial year and the date of this Report any item, transaction or event of a material and unusual nature which, in the opinion of the Directors of the Economic Entity, has significantly affected or may significantly affect

- the operations of the Economic Entity
- the results of those operations, or
- the state of affairs of the Economic Entity

in financial years subsequent to this financial year.

7. **Future Developments and Results**

There are no likely developments of which the Directors are aware which could be expected to significantly affect the results of the Economic Entity's operations in subsequent financial years not otherwise disclosed in this Annual Report.

8. **Options**

At the date of this Report the Company had on issue the following listed and unlisted options over fully paid ordinary shares.

(i) **Listed**

Number	Maturity Date	Issue Price	Exercise Price	Exercise Period
22,159,749	12 March 2010	A$0.10	A$0.25	Anytime after 1 January 2001

As a result of the consolidation of shares effective 1 September 2000, one fully paid ordinary share will be issued for every five options exercised by an optionholder. Optionholders have no rights to participate in an issue of shares unless they exercise their options. During the year and up to the date of this Report, the Company issued 147,154 options over fully paid ordinary shares. In the period covered by this Report, 765 options have been exercised resulting in the allotment of 153 fully paid ordinary shares. The names of the persons who currently hold listed options are entered on a Register maintained for the Company by Computershare Investor Services Pty Limited. In accordance with the *Corporations Act 2001*, this Register may be inspected free of charge.

(ii) **Unlisted**

Number	Maturity Date	Issue Price	Exercise Price	Exercise Period
720,000	24 March 2010	A$0.108	A$1.16	Under terms and conditions of the Employee Share Option Plan

During the year and up to the date of this Report, 320,000 options have lapsed. In the period covered by this Report no options have been exercised.

Number	Maturity Date	Issue Price	Exercise Price	Exercise Period
335,000	24 March 2010	A$0.4186	A$0.8958	Under terms and conditions of the Employee Share Option Plan

During the year and up to the date of this Report, the Company issued 335,000 options over fully paid ordinary shares. Since issue, no options have lapsed. In the period covered by this Report, no options have been exercised.

Subsequent to year end, the Directors changed the name of the Senior Executive Share Option plan to the Employee Share Option Plan.

9. Directors' Interests in Shares and Options

The relevant interest of each Director in the number of fully paid ordinary shares and options over fully paid ordinary shares of the Company disclosed by that Director to the Australian Stock Exchange as at the date of this Report is:

Director	Relevant Interest	
	Shares	Options
J I Gutnick*	-	200,000**
R J L Hawke	-	-
J-N Treilles	-	-
J Jonas	-	-
D S Tyrwhitt	-	-

* Mr Gutnick is a Director and Shareholder of Edensor Nominees Pty Limited, which is a Substantial Shareholder of the Company.

** Allotted in accordance with the rules of the Employee Share Option Plan.

10. Meetings of Directors

The number of meetings of Directors held, including meetings of Committees of the Board, during the financial year and their attendance was as follows:

	Board		Audit Committee		Remuneration Committee	
	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended
J I Gutnick	3	3	2	2	1	1
R J L Hawke	3	3	-	-	-	-
J-N Treilles	3	1	-	-	-	-
J Jonas**	1	-	-	-	-	-
D S Tyrwhitt	3	3	2	2	1	1
C Bouchard*	2	-	-	-	-	-

* Resigned on 31 December 2000

** Appointed 19 December 2000

Note: Mr Gutnick and Dr Tyrwhitt are members of the Audit and the Remuneration Committees.

11. Remuneration of Directors and Senior Management

Directors' remuneration is discussed in the Corporate Governance section of this Annual Report. Senior Management receives competitive remuneration packages which includes a base salary and superannuation. The Remuneration Committee regularly reviews these packages and other employment terms. The reviews are based on performance achievements, relevant market information and Company performance.

(i) **Directors**

	Salary/ Consulting Fees $	Directors' Fees $	Other Benefits $	Super-annuation Contributions $	Total $
J I Gutnick	191,782	-	8,545	26,244	226,571
R J L Hawke	-	35,000	-	11,250	46,250
J-N Treilles	-	-	-	-	-
J Jonas	-	-	-	-	-
D S Tyrwhitt	-	16,250	-	1,300	17,550
C Bouchard	-	17,500	-	-	17,500

(ii) **Senior Management**

	Salary/ Consulting Fees $	Other Benefits $	Super-annuation Contributions $	Total $	Employee Options* Number
G Collier	221,999	-	10,145	232,144	100,000
I Currie	40,906	-	3,269	44,175	-
P Lee	32,132	-	2,568	34,700	60,000
P Harold	16,641	-	1,331	17,972	-
D Simcox	1,567	-	189	1,756	-

*At the date of issue of the options under the Employee Option Plan, the Company undertook a valuation of the options which gave rise to a nil value being attributed to the options.

12. Directors and Officers' Indemnity

The Company has entered into an Indemnity Deed with each of the Directors which will indemnify them against liability incurred to a third party (not being the Company or any related company) where the liability does not arise out of conduct including a breach of good faith. The Indemnity Deed will continue to apply for a period of 10 years after a Director ceases to hold office. The Company also entered into a Director's Access and Insurance Deed with each of the Directors pursuant to which a Director can request access to copies of documents provided to the Director whilst serving the Company for a period of 10 years after the Director ceases to hold office. There are certain restrictions on the Directors' entitlement to access under the Deed. In addition, the Company will be obliged to use reasonable endeavors to obtain and maintain insurance for a former Director similar to that which existed at the time the Director ceased to hold office.

13. Directors and Officers' Insurance

The Company has, during or since the end of the financial year, paid an insurance premium in respect of an insurance policy for the benefit of the Directors, Secretaries, Executive Officers and employees of the Company and any related bodies corporate as defined in the insurance policy. The insurance grants indemnity against liabilities permitted to be indemnified by the Company under the *Corporations Act 2001*. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium.

Signed in accordance with a Resolution of the Board of Directors at Melbourne this 24th day of September 2001.

J. I. Gutnick

J I Gutnick

2001

Autogen Limited and its Controlled Entity

FINANCIAL STATEMENTS

for the Year Ended 30 June 2001

STATEMENTS OF FINANCIAL PERFORMANCE

for the Year Ended 30 June 2001

		CONSOLIDATED		PARENT ENTITY	
		2001	2000	**2001**	2000
	Note	**$**	$	**$**	$
Revenues					
Research revenue		**3,898,401**	2,054,210	**-**	-
Interest revenue	2	**654,353**	223,062	**1,635,886**	965,111
Other revenue	2	**130,000**	3,909,312	**130,000**	3,909,312
Total revenue		**4,682,754**	6,186,584	**1,765,886**	4,874,423
Costs and expenses					
Costs from ordinary activities					
Research and development expenditure		**(6,153,144)**	(5,114,212)	**-**	-
Administration		**(2,724,677)**	(1,368,343)	**(2,698,320)**	(1,297,633)
Depreciation		**(184,009)**	(19,762)	**(183,209)**	(17,405)
Borrowing costs		**(25,148)**	(114,545)	**(24,543)**	(112,195)
Cost of non-current assets sold		**(140,800)**	(3,908,662)	**(140,800)**	(3,908,662)
Provision for doubtful debts		**-**	-	**(3,344,984)**	(4,001,261)
Bad debt write-off		**-**	(33,376)	**-**	-
Provision for diminution of investments		**(1,997,911)**	(4,661,790)	**(1,997,911)**	(4,661,790)
Total expenses		**(11,225,689)**	(15,220,690)	**(8,389,767)**	(13,998,946)
Gain arising from disposal of Controlled Entity		**3,124,964**	-	**-**	-
Operating loss before income tax		**(3,417,971)**	(9,034,106)	**(6,623,881)**	(9,124,523)
Income tax attributable to ordinary activities	4	**-**	-	**-**	-
Operating loss after income tax		**(3,417,971)**	(9,034,106)	**(6,623,881)**	(9,124,523)
Non-owner transaction changes in equity					
Decrease in capital profits reserve on disposal of Controlled Entity		**(3,169,527)**	-	**-**	-
Total changes in equity other than those resulting from transactions with owners as owners		***(6,587,498)***	*(9,034,106)*	***(6,623,881)***	*(9,124,523)*
Basic earnings per share (cents)	5	**(9.04)**	(25.27)		
Diluted earnings per share (cents)	5	**(4.80)**	(13.34)		

The Statements of Financial Performance are to be read in conjunction with the attached notes to and forming part of these financial statements.

Autogen Limited and its Controlled Entity

STATEMENT OF FINANCIAL POSITION

as at 30 June 2001

		CONSOLIDATED		PARENT ENTITY	
		2001	2000	**2001**	2000
	Note	**$**	$	**$**	$
Current Assets					
Cash assets	6	**7,094,869**	11,197,461	**7,094,869**	11,181,083
Prepayments		**6,542**	6,542	**-**	-
Receivables	7	**312,661**	-	**312,661**	-
Total Current Assets		**7,414,072**	11,204,003	**7,407,530**	11,181,083
Non-Current Assets					
Receivables	7	**251,479**	160,603	**251,479**	115,013
Other financial assets	8	**293,702**	2,291,613	**293,704**	2,291,613
Property, plant and equipment	9	**345,144**	664,712	**344,687**	663,455
Total Non-Current Assets		**890,325**	3,116,928	**889,870**	3,070,081
Total Assets		**8,304,397**	14,320,931	**8,297,400**	14,251,164
Current Liabilities					
Payables	10	**1,075,839**	396,182	**994,373**	259,006
Interest bearing liabilities	11	**287,670**	348,418	**287,670**	304,975
Total Current Liabilities		**1,363,509**	744,600	**1,282,043**	563,981
Non-Current Liabilities					
Interest bearing liabilities	11	**15,679**	76,598	**15,679**	76,598
Total Non-Current Liabilities		**15,679**	76,598	**15,579**	76,598
Total Liabilities		**1,379,188**	821,198	**1,297,722**	640,579
Net Assets		**6,925,209**	13,499,733	**6,999,678**	13,610,585
Equity					
Contributed equity	12	**47,944,756**	47,944,266	**47,944,756**	47,944,266
Reserves	13	**11,666,476**	14,823,519	**11,666,476**	11,653,992
Accumulated losses	14	**(52,686,023)**	(49,268,052)	**(52,611,554)**	(45,987,673)
Total Equity	15	**6,925,209**	13,499,733	**6,999,678**	13,610,585

The Statements of Financial Position are to be read in conjunction with the attached notes to and forming part of these financial statements.

STATEMENT OF CASH FLOWS

for the Year Ended 30 June 2001

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Cash Flows from Operating Activities					
Sundry income		-	650	-	650
Proceeds from research revenue		**3,898,401**	2,054,210	-	-
Payments in the course of operations		**(8,506,570)**	(6,443,931)	**(2,316,449)**	(1,129,706)
Interest received		**647,240**	223,062	**679,270**	965,111
Borrowing costs paid		**(25,148)**	(111,907)	**(24,543)**	(109,557)
Net Cash Used in Operating Activities	17	**(3,986,077)**	(4,277,916)	**(1,661,722)**	(273,502)
Cash Flows from Investing Activities					
Loans advanced		-	-	**(2,307,977)**	(4,001,260)
Payments for property, plant and equipment		**(2,621)**	(535,860)	**(2,621)**	(535,860)
Net Cash Used in Investing Activities		**(2,621)**	(535,860)	**(2,310,598)**	(4,537,120)
Cash Flows from Financing Activities					
Net proceeds from issue of options		**12,484**	10,855,005	**12,484**	10,855,005
Proceeds from borrowings		-	3,828,930	-	3,828,930
Repayments of borrowings		**(126,868)**	(5,180,914)	**(126,868)**	(5,180,914)
Proceeds from issue of shares		**490**	6,165,705	**490**	6,165,705
Net Cash Provided by (Used in) Financing Activities		**(113,894)**	15,668,726	**(113,894)**	15,668,726
Net increase/(decrease) in cash held		**(4,102,592)**	10,854,950	**(4,086,214)**	10,858,104
Cash at the beginning of the financial year		**11,197,461**	342,511	**11,181,083**	322,979
Cash at the End of the Financial Year	6	**7,094,869**	11,197,461	**7,094,869**	11,181,083

The Statements of Cash Flows are to be read in conjunction with the attached notes to and forming part of these financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(i) Basis of Preparation

The financial report is a general purpose financial report and has been prepared in accordance with applicable Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the *Corporations Act 2001*. The financial report has been prepared on the historical cost basis and except where stated, does not take into account changing money values or current valuations of non-current assets. Except where stated, the accounting policies are consistent with those of the previous year.

(ii) The following Accounting Policies have been adopted in preparing and presenting the Financial Report

Principles of Consolidation

The consolidated accounts of the Consolidated Entity include the financial statements of the Company, being the Parent Entity and its Controlled Entity.

The balances and effects of transactions between the Controlled Entity and the Parent Entity included in the consolidated accounts have been eliminated.

The financial statements of controlled entities are included from the date control commenced until the date control ceased.

Revenue Recognition

Revenue

Project support funding is recognised in the statements of financial performance when received. Project revenue received in advance is included as deferred revenue.

Interest Income

Interest income is recognised as it accrues.

Assets Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Other Revenue

Revenue recognition policies for investments are described in the relevant Accounting Policy Note.

Foreign Currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

Borrowing Costs

Borrowing costs include interest and lease finance charges. Borrowing costs are expensed as incurred.

Classification of Assets and Liabilities

Assets and liabilities are classified as current and non-current. Current assets are cash or other assets that would in the ordinary course of business be consumed or converted into cash within 12 months. Current liabilities are liabilities that would in the ordinary course of business be due and payable within 12 months.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Non-Current Assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amounts at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present values.

Income Tax

Income tax has been brought to account using the liability method of tax effect accounting whereby income tax expense/benefit for the period is calculated on the accounting result after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that result and the taxable result. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expenses in periods different from those in which they are assessable or allowable for income tax purposes are represented as "Future income tax benefits" or "Provisions for deferred income tax" as the case may be at current tax rates.

Future income tax benefits are only carried forward as assets where realisation of the benefits can be regarded as being virtually certain.

The ultimate realisation of the benefits will depend upon:

(a) the ability of the Consolidated Entity to derive future assessable income and capital profits of the nature and of sufficient amount to enable the benefits to be realised;

(b) the ability of the Consolidated Entity to comply with the conditions for deductibility imposed by law; and

(c) an expectation that legislation will not change in a manner which would adversely effect the ability of the Consolidated Entity concerned to realise the benefits.

Investments

Controlled Entity

Investments in the Controlled Entity are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in statement of financial performance when they are declared by the Controlled Entity.

Other Companies

Investments have been valued at the lower of cost and net realisable value as determined in respect of each security holding.

Dividend revenue is recognised in the statement of financial performance when received.

Property, Plant and Equipment

Owned

Property, plant and equipment is carried at the lower of cost less accumulated depreciation or independent valuation and recoverable amount. The carrying amounts of plant and equipment valued on the cost basis, are reviewed to determine whether they are in excess of their recoverable amounts at balance date. If the carrying amount exceeds the recoverable amount, the asset is written down to the lower amount.
The write-down is recognised as an expense in the net profit or loss on the reporting period in which it occurs. In assessing recoverable amounts of plant and equipment the relevant cash flows have not been discounted to their present values.

Items of property, plant and research equipment are depreciated on a straight line basis over their estimated useful lives.

1. **STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

Property, Plant and Equipment (Cont'd.)

The depreciation rates used for each class are as follows:

- Buildings 2.5%
- Research Equipment 20.0–33.3%

Assets are depreciated/amortised from the date of acquisition.

Leased Assets

A distinction is made between finance leases (under which the Company or its Controlled Entity assumes substantially all the risks and benefits incidental to ownership of the leased property) and operating leases (under which the lessor effectively retains substantially all the risks and benefits). Where assets are acquired by means of finance leases, the present value of the minimum lease payments is capitalised and amortised on a straight line basis over the asset's expected useful life. A corresponding liability is also established and each lease payment is allocated between such liability and interest expense. Operating lease payments are expensed as incurred.

Research and Development Expenditure

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond any reasonable doubt. Expenditure deferred to subsequent accounting periods is amortised over the period in which the related benefits are expected to be realised.

Employee Share Option Plan

The Company has granted options to certain employees under an Employee Share Option Plan. Further information is set out in Note 23. The receivable and the option premium reserve have not been recognised as the probability that the economic benefits embodied in the asset will eventuate, cannot be reliably determined due to the terms of the Option Plan. These amounts will be recognised when options are exercised. Other than the costs incurred in administering the Plan which are expensed as incurred, the Plan does not result in any expense to the Company.

Early Adoption of Accounting Standard

The revised Accounting Standard AASB 1041 "Revaluation of Non-Current Assets" has been adopted early with effect from 20 June 2001.

(iii) Comparative Figures

Where necessary, comparative figures have been restated to be consistent with current year presentation.

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	**2001**	2000
	$	$	**$**	$
2. REVENUE				
Interest received or due and receivable				
Controlled Entities	**-**	-	**981,046**	750,164
Other Entities	**16,151**	790	**16,151**	790
Other	**638,202**	222,272	**638,689**	214,157
	654,353	223,062	**1,635,886**	965,111
Other revenue				
From operating activities				
Sundry revenue	**-**	650	**-**	650
From outside operating activities				
Proceeds on sale of land and buildings	**120,000**	-	**120,000**	-
Proceeds on sale of investment	**10,000**	3,908,662	**10,000**	3,908,662
Total other revenue	**130,000**	3,909,312	**130,000**	3,909,312
3. LOSS FROM ORDINARY ACTIVITIES				
The loss from ordinary activities has been arrived at after charging/crediting:				
Profit on sale of controlled entity	**3,134,964**	-	**10,000**	-
Net foreign exchange gain (loss)	**105,600**	(71,919)	**-**	-
Borrowing costs				
Related Party	**-**	19,358	**-**	19,358
Other Entities	**5,711**	13,361	**5,106**	11,011
Finance leases	**19,281**	2,638	**19,281**	2,638
Other	**156**	79,188	**156**	79,188
	25,148	114,545	**24,543**	112,195
Provision for doubtful debts				
Wholly owned Controlled Entities	**-**	-	**3,344,984**	4,001,261
Other	**-**	33,376	**-**	-
Loss on disposal of land and buildings	**20,800**	-	**20,800**	-
Increase in provision for diminution in the value of investments				
Other Entities	**1,997,911**	4,661,790	**1,997,911**	4,661,790
Auditors' remuneration				
Audit services	**20,000**	17,000	**11,000**	10,000
Other services	**-**	-	**-**	-

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	**2001**	2000
	$	$	**$**	$
4. TAXATION				
(a) Income tax expense				
Prima facie income tax benefit calculated at 34% (2000: 36%) on the loss from ordinary activities	**(1,162,110)**	(3,252,278)	**(2,252,120)**	(3,284,828)
Decrease in income tax benefit due to:				
Provision for diminution of investment	**679,290**	1,678,244	**679,290**	1,678,244
Research and development allowance	**(374,000)**	(358,298)	**-**	-
Increase in provision for non-recovery of loan to Controlled Entity	**-**	-	**1,137,295**	1,440,454
Gain on disposal of controlled entity	**(1,062,488)**	-	**-**	-
Sundry Items	**11,445**	20,611	**10,605**	17,684
	(1,907,863)	(1,911,721)	**(424,930)**	(148,446)
Future income tax benefits not recognised	**1,907,863**	1,911,721	**424,930**	148,446
Income tax expense on loss from ordinary activities	**-**	-	**-**	-
(b) Future income tax benefit not recognised				
The future income tax benefit in respect of from tax losses and timing differences for the year has not been recognised as an asset in the financial statements as the realisation of the benefit is not virtually certain.				
Future income tax benefit has been calculated at the rate of 30% (2000: 30%)				
Revenue losses	**6,634,469**	4,743,000	**1,702,241**	1,293,705
Capital gains tax losses	**43,537**	27,143	**24,556**	8,162
	6,678,006	4,770,143	**1,726,797**	1,301,867

	CONSOLIDATED	
	2001	2000
	Number of Shares	Number of Shares
5. EARNINGS PER SHARE		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	**37,816,968**	35,748,706
Weighted average number of potential ordinary share used in the calculation of diluted earnings per share	**59,974,670**	59,050,990

Options

22,159,749 options to purchase ordinary shares not exercised at 30 June 2001 have not been included in the determination of basic earnings per share but have been included in the determination of diluted earnings per share.

1,055,000 options issued under the Employee Share Option Plan have not been included in determining the weighted average number of potential ordinary shares.

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
6. CASH ASSETS					
Cash at bank		**221,731**	33,983	**221,731**	17,605
Bank short-term deposits maturing within 90 days		**6,873,138**	11,163,478	**6,873,138**	11,163,478
		7,094,869	11,197,461	**7,094,869**	11,181,083
7. RECEIVABLES					
Current					
Other debtors		**312,661**	-	**312,661**	-
Non-Current					
Loan to other corporation		**100,000**	100,000	**100,000**	100,000
Less provision for doubtful debts		**(100,000)**	(100,000)	**(100,000)**	(100,000)
		-	-	**-**	-
Loans to wholly owned Controlled Entities	24	**-**	-	**11,605,152**	9,496,639
Less provision for doubtful debts	24	**-**	-	**(11,605,152)**	(9,496,639)
		-	-	**-**	-
Other debtors – Other Entities		**144,593**	8,320	**144,593**	8,320
Deposits in respect of bank guarantees		**106,886**	152,283	**106,886**	106,693
		251,479	160,603	**251,479**	115,013
8. OTHER FINANCIAL ASSETS					
Non-Current					
Investment in controlled entities:					
Unlisted shares at cost		**-**	-	**2**	2
Unlisted shares at valuation		**-**	-	**-**	58,217
Less provision for diminution in value		**-**	-	**-**	(58,217)
		-	-	**2**	2
Investments in other entities:					
Listed shares at cost					
Other Entities		**3,908,660**	3,908,660	**3,908,660**	3,908,660
Less provision for diminution in value		**(3,614,958)**	(1,617,049)	**(3,614,958)**	(1,617,049)
		293,702	2,291,613	**293,702**	2,291,611
		293,702	2,291,613	**293,704**	2,291,613

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
9. PROPERTY, PLANT AND EQUIPMENT				
Non-Current				
Freehold land				
At independent valuation - 1999	-	44,000	-	44,000
Freehold buildings				
At independent valuation - 1999	-	101,000	-	101,000
Less accumulated depreciation	-	(2,520)	-	(2,520)
	-	98,480	-	98,480
Plant and equipment at cost	**10,204**	7,583	**2,621**	-
Less accumulated depreciation	**(7,415)**	(6,326)	**(289)**	-
	2,789	1,257	**2,332**	-
Leased research equipment at cost	**535,860**	535,860	**535,860**	535,860
Less accumulated depreciation	**(193,505)**	(14,885)	**(193,505)**	(14,885)
	342,355	520,975	**342,355**	520,975
	345,144	664,712	**344,687**	663,455
Reconciliations				
Freehold land				
Carrying amount at the beginning of the year	**44,000**	44,000	**44,000**	44,000
Disposals	**(44,000)**	-	**(44,000)**	-
Carrying amount at the end of the year	-	44,000	-	44,000
Freehold buildings				
Carrying amount at the beginning of the year	**98,480**	101,000	**98,480**	101,000
Depreciation	**(1,680)**	(2,520)	**(1,680)**	(2,520)
Disposals	**(96,800)**	-	**(96,800)**	-
Carrying amount at the end of the year	-	98,480	-	98,480
Plant and equipment				
Carrying amount at the beginning of the year	**1,257**	3,614	-	-
Additions	**2,621**	-	**2,621**	-
Depreciation	**(1,089)**	(2,357)	**(289)**	-
Carrying amount at the end of the year	**2,789**	1,257	**2,332**	-
Leased research equipment				
Carrying amount at the beginning of the year	**520,975**	-	**520,975**	-
Additions	-	535,860	-	535,860
Depreciation	**(178,620)**	(14,885)	**(178,620)**	(14,885)
Carrying amount at the end of the year	**342,355**	520,975	**342,355**	520,975

	Note	2001 Number of shares	2000 Number of shares	2001 $	2000 $
10. PAYABLES					
Trade creditors and accruals		**1,013,123**	396,182	**994,373**	259,006
Deferred revenue		**62,716**	-	**-**	-
		1,075,839	396,182	**994,373**	259,006
11. INTEREST BEARING LIABILITIES					
Current					
Unsecured borrowing					
Other Entity	24	**163,649**	158,448	**163,649**	115,005
Lease liability		**124,021**	189,970	**124,021**	189,970
		287,670	348,418	**287,670**	304,975
Non-Current					
Lease liability		**15,679**	76,598	**15,679**	76,598
12. CONTRIBUTED EQUITY					
Issued and paid up capital Ordinary shares fully paid		**37,817,171**	189,081,644	**47,944,756**	47,944,266
Movement in ordinary share capital					
Balance at the beginning of the financial year		**189,081,644**	164,418,824	**47,944,266**	41,778,560
Share consolidation 1:5		**(151,264,753)**	-	**-**	-
Options exercised		**280**	-	**350**	-
Transfer from option premium reserve		**-**	-	**140**	-
Shares issued for cash		**-**	24,662,820	**-**	6,165,706
Balance at the end of the financial year		**37,817,171**	189,081,644	**47,944,756**	47,944,266

Holders of ordinary shares' are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholder meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

In accordance with a Strategic Alliance with Lipha s.a. ("Lipha"), signed in November 1999, 24,662,820 fully paid ordinary shares were issued (15% of Autogen's existing share base) to Lipha on 3 December 1999 at 25 cents per share. On 6 March 2000, the Company made a renounceable rights offer of options to shareholders on the basis of nine options for every 10 fully paid ordinary shares held. A maximum of 170,173,482 options were offered and 110,673,304 were issued at an issue price of 10 cents per option.

The exercise price is 25 cents per option. As a result of the share consolidation, the options on issue were consolidated on a 1:5 basis and there are now 22,159,749 options on issue. The exercise price of these options was reconstructed in accordance with ASX Listing Rules and the exercise price is now $1.25.

5,200,000 options expiring 24 March 2010 were allotted to employees under the terms contained in the Employee Share Option Plan prospectus dated 3 March 2000, at an issue price of $1.16. At 30 June 2001, 720,000 options were outstanding (refer Note 23).

350,000 options expiring 24 March 2010 were allotted to employees under the terms contained in the Employee Share Option Plan prospectus dated 6 March 2001, at an issue price of 89.58 cents. At 30 June 2001 335,000 options were outstanding.

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	**2001**	2000
	$	$	**$**	$
13. RESERVES				
Asset revaluation	**150,447**	150,447	**150,447**	150,447
Capital profits	**648,540**	3,818,067	**648,540**	648,540
Option premium	**10,867,489**	10,855,005	**10,867,489**	10,855,005
	11,666,476	14,823,519	**11,666,476**	11,653,992
Option premium reserve				
Balance at the beginning of the financial year	**10,855,005**	-	**10,855,005**	-
Options exercised	**(140)**	-	**(140)**	-
Renounceable rights issue of options (126,362 options, 2000: 110,673,304 options)	**12,624**	11,067,330	**12,624**	11,067,330
Less Issue costs	**-**	(212,325)	**-**	(212,325)
Balance at the end of the financial year	**10,867,489**	10,855,005	**10,867,489**	10,855,005
Capital profits reserve				
Balance at the beginning of the financial year	**3,818,067**	3,818,067	**648,540**	648,540
Decrease on disposal of Controlled Entity	**(3,169,527)**	-	**-**	-
Balance at the end of the financial year	**648,540**	3,818,067	**648,540**	648,540

Nature and purpose of reserves

Asset revaluation

Balance arising from revaluations of non-current assets prior to the introduction of Accounting Standard AASB 1041.

Capital profits

Balance arising from disposals of non-current assets prior to the introduction of Accounting Standard AASB 1041.

Option premium

Amounts contributed for the future right to acquire shares at a pre-determined price.

14. ACCUMULATED LOSSES

	CONSOLIDATED 2001	CONSOLIDATED 2000	PARENT ENTITY 2001	PARENT ENTITY 2000
Accumulated losses at the beginning of the year	**(49,268,052)**	(40,233,946)	**(45,987,673)**	(36,863,150)
Net loss for the year	**(3,417,971)**	(9,034,106)	**(6,623,881)**	9,124,523)
Accumulated losses at the end of the year	**(52,686,023)**	(49,268,052)	**(52,611,554)**	(45,987,673)

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
15. TOTAL EQUITY RECONCILIATION				
Total equity at the beginning of the year	**13,499,733**	5,513,128	**13,610,585**	5,714,397
Total changes in equity recognised in Statement of Financial Performance	**(6,587,498)**	(9,034,106)	**(6,623,881)**	(9,124,523)
Transactions with owners as owners				
Contribution of equity	**350**	6,165,706	**350**	6,165,706
Transactions with potential owners				
Subscription for options	**12,624**	10,853,005	**12,624**	10,855,005
Total equity at the end of the year	**6,925,209**	13,499,733	**6,999,678**	13,610,585

16. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest rate risk exposures

The Consolidated Entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Weighted average interest rate	Floating interest rate $	Fixed interest maturing in: 1 year or less $	Between 1 and 5 years $	More than 5 years $	Non-interest bearing $	Total $
2001								
Financial assets								
Cash assets	6	**5.05%**	**7,094,869**	-	-	-	-	**7,094,869**
Receivables	7	**3.01%**	**7,480**	**106,886**	**127,113**	-	**322,661**	**564,140**
Prepayments		-	-	-	-	-	**6,542**	**6,542**
Investments	8	-	-	-	-	-	**293,702**	**293,702**
Total			**7,102,349**	**106,886**	**127,113**	-	**622,905**	**7,959,253**
Financial liabilities								
Payables	10	-	-	-	-	-	**1,075,839**	**1,075,839**
Interest-bearing liabilities	11	**10.73%**	**163,649**	**139,700**	-	-	-	**303,349**
Total			**163,649**	**139,700**	-	-	**1,075,839**	**1,379,188**
2000								
Financial assets								
Cash assets	6	6.32%	11,197,461	-	-	-	-	11,197,461
Receivables	7	5.92%	53,910	106,693	-	-	-	160,603
Prepayments		-	-	-	-	-	6,542	6,542
Investments	8	-	-	-	-	-	2,291,613	2,291,613
Total			11,251,371	106,693	-	-	2,298,155	13,656,219
Financial liabilities								
Payables	10	-	-	-	-	-	396,182	396,182
Interest-bearing liabilities	11	11.88%	158,448	189,970	76,598	-	-	425,016
Total			158,448	189,970	76,598	-	396,182	821,198

16. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES (Cont'd)

(b) Net fair values of financial assets and liabilities

Valuation approach Net fair values of financial assets and liabilities are determined by the Consolidated Entity on the following basis:

Cash, cash equivalents and short-term investments: The carrying amount approximates fair value because of their short-term to maturity.

Trade receivables and payables: The carrying amount approximates fair value.

Long-term loans receivable and payable: The fair value of long-term loans receivable and payable are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of lending arrangements.

Non-current investments/securities: For financial instruments traded in organised financial markets, fair value is the current quoted market bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability. For investments where there is no quoted market price, a reasonable estimate of the fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows or the underlying net asset base of the investment/security.

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	CONSOLIDATED		CONSOLIDATED	
	2001 Carrying Amount $	**2001 Net Fair Value $**	2000 Carrying Amount $	2000 Net Fair Value $
Recognised financial instruments				
Financial assets				
Cash assets	**7,094,869**	**7,094,869**	11,197,461	11,197,461
Receivables	**564,140**	**564,140**	160,603	160,603
Prepayments	**6,542**	**6,542**	6,542	6,542
Investments:				
Shares in other corporations – listed	**293,702**	**293,702**	2,291,613	2,291,613
	7,959,253	**7,959,253**	13,656,219	13,656,219
Financial liabilities				
Payables	**1,075,839**	**1,075,839**	396,182	396,182
Interest bearing liabilities	**303,349**	**303,349**	425,016	425,016
	1,379,188	**1,379,188**	821,198	821,198

Investments have been valued at the lower of cost and net realisable value where the Directors consider a permanent diminution in value has occurred.

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	**2001**	2000
	$	$	**$**	$
17. STATEMENTS OF CASH FLOWS				
(a) Reconciliation of operating (loss) after income tax to net cash used in operating activities.				
Operating (loss) after income tax	**(3,417,971)**	(9,034,106)	**(6,623,881)**	(9,124,523)
Add (less) non-cash items				
Gain on disposal of controlled entity	**(3,124,964)**	-	**(10,000)**	-
Increase in provision for diminution of investments	**1,997,911**	4,661,790	**1,997,911**	4,661,790
Loss on disposal of land and buildings	**20,800**	-	**20,800**	-
Borrowing costs capitalised	**-**	2,638	**-**	2,638
Depreciation	**184,009**	19,762	**183,209**	17,405
Increase in provision for doubtful debts	**-**	33,376	**2,108,213**	4,001,261
Net cash used in operating activities before change in assets and liabilities	**(4,340,215)**	(4,316,540)	**(2,323,748)**	(441,429)
Changes in assets and liabilities:				
Decrease/(increase) in receivables	**(320,141)**	6,849	**828,933**	(1,482)
(Increase)/decrease in interest receivable	**(7,113)**	-	**(956,616)**	-
Increase/(decrease) in payables	**681,392**	38,317	**789,709**	169,409
Increase in prepayments	**-**	(6,542)	**-**	-
Net cash provided by (used in) operating activities	**(3,986,077)**	(4,277,916)	**(1,661,722)**	(273,502)

(b) Reconciliation of cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and in banks and short-term investments in commercial paper.

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	**2001**	2000
	$	$	**$**	$
18. COMMITMENTS				
(i) Land management				
A former Controlled Entity, Topalite Resources Pty Ltd ("Topalite"), has to perform minimum exploration work and expend minimum amounts of money on its tenements. The overall expenditure requirement tends to be limited in the normal course of Topalite's tenement portfolio management, through expenditure exemption approvals and expenditure reductions, through relinquishment of parts or the whole of tenements deemed non-prospective. Should Topalite wish to preserve interests in its current tenements, the amount which may be required to be expended is as follows:				
Not later than one year	-	37,000	-	-
Later than one year but not later than five years	-	222,000	-	-
Later than five years but not later than twenty-one years	-	777,000	-	-
	-	1,036,000	-	-

The terms and conditions under which Topalite has title to its various mining tenements obliges it to meet its tenement rentals and minimum levels of exploration expenditure as gazetted by the Department of Mineral Resources of New South Wales, as well as Local Government rates and taxes.

The "Later than five years but not later than twenty one years" component, represents commitments starting from five years hence for the following sixteen years in respect of Mining Licences which are granted for a period of twenty-one years, but in common with Prospecting Licences and Exploration Licences may be relinquished or sold by Topalite before the expiry of the full term of the Licence.

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	**2001**	2000
	$	$	**$**	$
18. COMMITMENTS (Cont'd.)				
(ii) Research and development				
A Controlled Entity, Autogen Research Pty Ltd ("Autogen Research"), has agreed to provide certain monies for research and development projects covering the areas of diabetes, obesity, allergic diseases, autoimmune disorders and depression and anxiety with the objective of long-term commercialisation. Research agreements have been undertaken with The International Diabetes Institute, Monash University, Deakin University, South Eastern Sydney Area Health Service and Flinders University.				
Committed and Contracted				
Due not later than one year	**5,010,975**	5,128,184	**-**	-

Autogen Research has the option to continue funding these research agreements subject to annual reviews which are dependent upon research milestones being met. Autogen Research has the right to benefit from the commercialisation of any resulting products.

Under the alliance with Lipha, Lipha provides funding towards the commitments made by Autogen Research to the relevant research institutions. Lipha will provide approximately $4.0 million during the next year (2000: $3.6 million)

(iii) Finance lease commitments

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Finance lease rentals are payable as follows:				
Not later than one year	**129,596**	211,149	**129,596**	211,149
Later than one year but not later than five years	**16,149**	80,746	**16,149**	80,746
	145,745	291,895	**145,745**	291,895
Less: Future lease finance charges				
Not later than one year	**(5,732)**	(19,282)	**(5,732)**	(19,282)
Later than one year but not later than five years	**(313)**	(6,045)	**(313)**	(6,045)
	139,700	266,568	**139,700**	266,568
Lease liabilities provided for in the financial statements:				
Current	**124,021**	189,970	**124,021**	189,970
Non-current	**15,679**	76,598	**15,679**	76,598
Total lease liability	**139,700**	266,568	**139,700**	266,568

The Consolidated Entity leases research equipment under a finance lease expiring in the 2003 financial year. At the end of the lease term the Consolidated Entity has the option to purchase the equipment at a zero residual.

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	**2001**	2000
	$	$	**$**	$
19. CONTINGENT LIABILITIES				
Cash deposits as outlined in Note 7 have allowed external financiers to provide various guarantees to the Department of Mineral Resources of New South Wales ("the Departments") for the purposes of guaranteeing the former Consolidated Entity's performance in accordance with New South Wales mining law.				
The performance relates to the requirement that the Consolidated Entity adheres to the terms and conditions of its mining leases which, inter alia, requires site restoration. However, the Directors do not anticipate the Departments will exercise these guarantees as the Consolidated Entity adheres to all conditions of their leases.				
These are secured by deposits held by external financiers (refer Note 7)	-	152,283	-	106,693

The Company is a party to an action commenced by the liquidator of Cambridge Gulf Investments Pty Ltd ("CGI"). In December 1996, the Company, together with other shareholders of CGI received shares held by CGI in a publicly listed company. The liquidator alleges that the assignment of these shares amounted to conduct prohibited by the law on various grounds. The Company has denied the claims. Soon after it received the shares in December 1996, the Company sold them on the open market. If the Company is unsuccessful in its defence of the claim, the Company's maximum potential liability is likely to be the value for which the shares were sold by the Company on the open market, being $1.5 million and legal costs of the action. In the current financial year, interlocutary proceedings have continued and the matter is awaiting a trial date, likely to be in the first half of 2002.

		CONSOLIDATED 2001 $	2000 $
20. SEGMENT INFORMATION			
INDUSTRY SEGMENTS			
Operating revenue			
Investments	Proceeds on sale of investments	**10,000**	3,908,662
Biotechnology research	Interest received from Outside Entities	**654,353**	220,243
	Proceeds from research agreements	**3,898,401**	2,054,210
	Sundry revenue	-	650
	Other Interest received from Outside Entities	-	2,819
	Proceeds on sale of land and buildings	**120,000**	-
		4,682,754	6,186,584
Operating loss after tax			
(No income tax payable by segments)			
Investments		**1,137,053**	(4,661,790)
Biotechnology research		**(4,555,024)**	(4,266,365)
Other		-	(105,951)
		(3,417,971)	(9,034,106)
Total Assets			
Investments		**293,702**	2,291,613
Biotechnology research		**8,010,695**	11,967,350
Other		-	61,968
		8,304,397	14,320,931

GEOGRAPHICAL SEGMENTS

The Consolidated Entity operates within Australia.

21. CONTROLLED ENTITIES

Name	Class of Shares	Investment Owned 2001	Investment Owned 2000
Parent Entity			
Autogen Limited			
Wholly owned Controlled Entities			
Topalite Resources Pty Ltd	Ord	-	100%
Autogen Research Pty Ltd	Ord	**100%**	100%

The Parent Entity and Controlled Entities carry on business and are incorporated in Australia. During the year the Parent Entity sold its entire interest in Topalite Resources Pty Ltd.

Details of the disposal are:

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Consideration (Receivable)	**10,000**	-	**10,000**	-
Net assets of entity disposed of				
Non-current receivables	**44,757**	-	**44,757**	-
Exploration expenditure	**9,580**	-	**9,580**	-
Trade creditors and accruals	**(9,774)**	-	**(9,774)**	-
	44,563	-	**44,563**	-

22. REMUNERATION OF DIRECTORS

The Directors of Autogen Limited in office at any time during the year were:

J.I. Gutnick – Executive

The Hon. R.J.L. Hawke AC – Non-Executive

Dr D.S. Tyrwhitt – Non-Executive

J.N. Treilles – Non-Executive

J. Jonas - Non-Executive (Appointed 19/12/00)

Prof. C. Bouchard – Non-Executive (Resigned 31/12/00)

The remuneration of Mr J.I. Gutnick was paid by A.W.I. Administration Services Pty Ltd.

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Total income paid or payable or otherwise made available to all Directors of the Company and to all Directors of each entity in the Consolidated Entity from the Parent Entity or any related party	**307,870**	534,006	**307,870**	534,006

	PARENT ENTITY	
	2001	2000
	Number	Number
22. REMUNERATION OF DIRECTORS (Cont'd)		
Number of Directors of the Parent Entity whose total income falls within the following bands:		
$0 - $9,999	**2**	1
$10,000 - $19,999	**2**	1
$30,000 - $39,999	-	1
$40,000 - $49,999	**1**	-
$70,000 - $79,999	-	1
$190,000 - $199,999	-	1
$210,000 - $219,999	-	1
$220,000 - $229,999	**1**	-

In the 2000 year, 1,500,000 options under the Employee Share Option Plan were issued to two Directors at a value in accordance with the *Income Tax Assessment Act*. No additional benefits resulted to the Director and no additional costs resulted to the Company. As a result of the 1:5 share consolidation, the abovementioned options were restructured on the same basis and now equate to 300,000 options.

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	**2001**	2000
	$	$	**$**	$
23. REMUNERATION OF EXECUTIVES				
Total income received or due and receivable from the Company, entities in the Consolidated Entity or related parties by Executive officers (including Directors) of the Company and of Controlled Entities whose income exceeds $100,000	**458,715**	407,956	**458,715**	407,956
The number of executives of the Company and of Controlled Entities, whose remuneration from the Company or related parties and from entities in the Consolidated Entity, falls within the following bands:				
	Number	Number	**Number**	Number
$190,000 - $199,999	-	1	-	1
$210,000 - $219,999	-	1	-	1
$220,000 - $229,999	**1**	-	**1**	-
$230,000 - $239,999	**1**	-	**1**	-

In the 2000 year, 5,200,000 options under the Employee Share Option Plan were issued to executives at a value in accordance with the *Income Tax Assessment Act*. No additional benefits resulted to the executives and no additional costs resulted to the Company. As a result of the 1:5 share consolidation, the abovementioned options were restructured on the same basis and now equate to 1,040,000 options.

	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
24. RELATED PARTY AND OTHER INFORMATION		
Disclosure relating to Directors		
The names of the Directors and their remuneration are disclosed in Note 22.		
Aggregate number of shares and share options held directly, indirectly or beneficially by the Directors of the Parent Entity are as follows:		
Shares	**10,189,137**	50,840,653
Options	**7,642,887**	29,448,468
Executive Share Options	**200,000**	1,000,000
Terms of the options are disclosed in Note 25.		

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Chevas Pty Ltd ("Chevas") is a Director Related Entity of Mr J.I. Gutnick.				
Transactions during the year				
Interest payable	-	19,358	-	19,358
Amounts repaid	-	(1,635,272)	-	(1,635,272)
Pursuant to the loan agreement, interest could be charged at a rate of 13% or 11% if interest is repaid in cash. The actual interest rate for 2000 was 7.95%.				
Kimberley Gardens Boutique Hotel and Conference Centre Director Related Entity – Mr J.I. Gutnick				
Transactions during the year				
Hotel services provided	**8,102**	4,058	**8,102**	4,058
Amount paid	**(8,102)**	(3,404)	**(8,102)**	(3,404)
Services provided were on normal commercial terms				
Transactions with wholly owned Controlled Entities				
Interest is charged at 1% above corporate overdraft rates. The actual interest rate for 2001 was 8.75% to 9.95% (2000: 9.75% to 10.75%)				
Interest revenue	-	-	**981,046**	750,164
Aggregate receivable	-	-	**11,605,152**	9,496,639
Provision for doubtful debts	-	-	**(11,605,152)**	(9,496,639)

Transactions with Other Entities

Some of the Directors of the Parent Entity are also Directors of the following companies ("Other Entities"):

- A.W.I. Administration Services Pty Ltd ("AWI")
- Bay Resources Ltd ("Bay")
- Gutnick Resources N.L. ("GKR")
- Quantum Resources Limited ("QUR")
- Topalite Resources Pty Ltd ("TOP")

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
24. RELATED PARTY AND OTHER INFORMATION (Cont'd)					
Transactions with AWI were:					
Balance at year end					
Other creditor – unsecured (current)	11	**163,649**	158,448	**163,649**	115,005
Receivable non-current		**7,480**	8,320	**7,480**	8,320
During the year					
Fees for management services and other services		**3,471,384**	932,116	**3,514,827**	811,943
Borrowing costs payable		**5,710**	13,361	**5,710**	11,011
Interest is charged at 1% above corporate overdraft rates.					
The actual interest rates for 2001 were 9.75% to 10.75% (2000: 9.75% to 10.75%).					
Transactions with QUR were:					
Balance at year end					
Receivable non-current		**10,000**	-	**10,000**	-
During the year					
Sale of shares in Controlled Entity on deferred payment terms		**10,000**	-	**10,000**	-
Transactions with TOP were:					
Balance at year end					
Receivable non-current		**127,113**	-	**127,113**	-
The receivable including accrued interest at 8.33% is repayable on 30 November 2002					
During the year					
Sale of freehold land and buildings		**120,000**	-	**120,000**	-
Interest receivable		**7,113**	-	**7,113**	-
The Parent Entity is one of a number of public companies that hold all the issued shares in AWI.					
Ownership interest		%	%	%	%
Ordinary shares		**20.45**	20.45	**20.45**	20.45
Preference shares		**10.29**	10.29	**10.29**	10.29
The Parent Entity has the following ownership interests:					
Bay		**0.74**	0.74	**0.74**	0.74
GKR		**4.67**	5.66	**4.67**	5.66

25. EMPLOYEE SHARE OPTION PLAN

On 24 March 2000 the Company granted unlisted options over 5,200,000 unissued ordinary company shares to Senior Executives at an issue price of 10.8 cents under the Senior Executive Share Option Plan and on 8 March 2001 the Company granted a further 335,000 unlisted options at an issue price of 89.58 cents. As a result of the 1:5 share consolidation, the options on issue were restructured on the same basis.

(i) The options are exercisable from 25 March 2003 until the earlier of their expiry date on 24 March 2010 or the termination of the Executive's employment.

(ii) The options may only be exercised if the price on the ASX of the ordinary shares in the Company has increased by a factor of 20%, after adjustments for rights issues, bonus issues and dividends, from the date that the options were acquired.

(iii) The exercise price for the options will be equal to the weighted average market price of the ordinary shares on the five business days prior to and including the date of acquisition, less the issue price.

Off Balance Sheet Items	**2001**	2000
Unissued ordinary shares of the Company under option	**1,040,000**	5,200,000
Exercise price	**$1.16**	$0.23
The market value of the shares under these options at 30 June was	**$0.79**	$0.30
Interest-free option loans provided to Employees	**$529,031**	$561,600

Interest-free loans were made available to Employees who subscribed for options. The option loans are repayable if the Employee disposes of any ordinary shares acquired as a result of the exercise of the options or on the termination of the Employee's employment, however, in these circumstances the Company will buy back the options and use the proceeds to repay the loan.

The Company may at the discretion of the Board, make loans to participants to fund the exercise price of the options. These loans are likely to be interest-free and repayable with "after tax" dividends or on the earlier of the disposal of the ordinary shares or the termination of the Employee's employment.

Subsequent to 30 June 2001, the Directors changed the name of the Plan from the Executive Share Option Plan to the Employee Share Option Plan.

26. NUMBER OF EMPLOYEES

The Economic Entity is managed by A.W.I. Administration Services Pty Ltd ("Admin") pursuant to a Service Agreement dated 25 November 1988. Accordingly, the Economic Entity has no employees. At 30 June 2001 Admin had 56 employees who manage a number of public companies including the Economic Entity.

DIRECTORS' DECLARATION AND INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AUTOGEN LIMITED

Directors' Declaration

In the opinion of the Directors of Autogen Limited

(a) The financial statements and notes, set out in pages 25 to 48, are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the Company and the Consolidated Entity as at 30 June 2001 and of their performance, as represented by the results of their operations and their cash flows for the year ended on that date: and

(ii) complying with Accounting Standards and the Corporations Regulations 2001.

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a Resolution of the Board of Directors at Melbourne this 24th day of September 2001.

J. I. Gutnick

J.I. Gutnick
Director

Independent Audit Report to the Members of Autogen Limited

Scope

We have audited the financial report of Autogen Limited for the financial year ended 30 June 2001 as set out on pages 29 to 53. The financial report includes the consolidated financial statements of the Consolidated Entity comprising the Company and the entities it controlled at year's end or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Autogen Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations; and

other mandatory professional reporting requirements.

PKF

PKF
Chartered Accountants
A Victorian Partnership

Michael Phillips

M J Phillips
Partner

24 September 2001
Melbourne

AUSTRALIAN STOCK EXCHANGE INFORMATION

As at 31 August 2001 the following information applied:

1. SUBSTANTIAL SHAREHOLDERS

Substantial shareholders disclosed in substantial shareholder notices to the Company:

Name	Number of Fully Paid Ordinary Shares held
Edensor Nominees Pty Limited (*)	7,547,132
Normandy Mining Finance Limited	6,089,002
Lipha s. a.	5,668,750
Charterbank Corporation	2,880,000

(*) Mr J I Gutnick is a Director and Shareholder of Edensor Nominees Pty Limited.

2. SECURITIES

(a) Fully Paid Ordinary Shares

The number of holders of fully paid ordinary shares in the Company is 3,641. On a show of hands every holder of fully paid ordinary shares present or by proxy, shall have one vote. Upon a poll, each fully paid ordinary share shall have one vote.

The distribution of holders of fully paid ordinary shares is as follows:

Category			Number of Shareholders
Holding between	1 -	1,000 Shares	2,561
Holding between	1,001 -	5,000 Shares	851
Holding between	5,001 -	10,000 Shares	127
Holding between	10,001 -	100,000 Shares	83
Holding more than	100,001	Shares	19

The number of holders with less than a marketable parcel of 495 fully paid ordinary shares is 1,970. The Company's fully paid ordinary shares are quoted on the Australian Stock Exchange using the code AGT.

The top 20 shareholders are as follows:

Name	Number of Shares Held	Percentage
Edensor Nominees Pty Limited	5,577,724	14.75
ANZ Nominees Limited	5,134,590	13.58
Lipha s.a.	4,932,564	13.04
Accounting Concepts Limited	2,880,000	7.62
BB Nominees Pty Ltd	2,387,849	6.31
Edensor Nominees Pty Ltd <SM A/C>	2,000,000	5.29
Queensland Investment Corporation	1,800,193	4.76
Ravkin Pty Limited	1,488,752	3.94
Moniton Proprietary Limited	1,351,346	3.57
Mr Harris Toibb	1,220,000	3.23
Lipha s.a.	736,186	1.95
Australian Gold Resources Limited	640,000	1.69
Carstock Nominees Pty Ltd	425,000	1.12
Grenfell Securities Limited	320,000	0.85
Beneficial Insurance Company Limited	308,111	0.81
National Nominees Limited	276,906	0.73
LJ Morey Holdings Pty Ltd	127,887	0.34
Merrill Lynch (Australia) Nominees Pty Ltd	116,154	0.31
Emperor Crest Pty Ltd <Naran Family A/C>	110,000	0.29
Quantum Resources Limited	95,554	0.25
Total	31,928,816	84.43

(b) **Options maturing 12 March 2010 over Fully Paid Ordinary Shares**

The number of holders of options maturing 12 March 2010 over fully paid ordinary shares in the Company is 1,031. Proxyholders may attend and speak at general meetings of the Company. However they do not have an entitlement to vote upon the business before the meeting either by show of hands nor by proxy or at a poll.

The distribution of holders of options maturing 12 March 2010 over fully paid ordinary shares is as follows:

Category		Number of Shareholders
Holding between	1 - 1,000 Shares	2,561
Holding between	1 - 1,000 Options	535
Holding between	1,001 - 5,000 Options	289
Holding between	5,001 - 10,000 Options	84
Holding between	10,001 - 100,000 Options	105
Holding more than	100,001 Options	18

The number of holders with less than a marketable parcel of 2,500 options over fully paid ordinary shares is 714. The Company's Options maturing 12 March 2010 over fully paid ordinary shares are quoted on the Australian Stock Exchange using the code AGTO. The top 20 optionholders are as follows:

Name	Number of Shares Held	Percentage
Edensor Nominees Pty Limited	7,362,744	33.23
Lipha s.a.	4,439,308	20.03
ANZ Nominees Limited	820,000	3.70
BB Nominees Pty Ltd	762,125	3.44
PEP Nominee Pty Ltd	742,960	3.35
Mr Mordechai Gutnick	596,626	2.69
VAGG Investment Management Services Pty Limited	455,944	2.06
Reef Securities Limited	420,739	1.90
Jagen Nominees Pty Ltd	420,100	1.90
Mr Mustafa Shail & Mrs Nuriye Shail <Shail Super Fund A/C>	300,000	1.35
Handelsfinanz-CCF Banh	167,871	0.76
Queensland Investment Corporation	151,832	0.69
Colluceo March Nominees Pty Ltd	143,837	0.65
Irvay Nominees Pty Ltd <Trading Account>	140,000	0.63
Mrs Deanne Goldschmidt	120,000	0.54
Jewish Family Community Centre Inc.	120,000	0.54
FNL Investments Pty Limited <Super A/C>	106,137	0.48
Advance Publicity Pty Ltd	104,000	0.47
Mr Nicholas Kolesovs	100,000	0.45
Mr Stephen John Roberts	100,000	0.45
Total	17,574,223	79.31

CORPORATE INFORMATION

Corporate Information

Directors

Joseph Gutnick

The Hon. R J L Hawke

Jean-Noel Treilles

Jeffrey Jonas

David Tyrwhitt

Company Secretary

Peter Lee

Senior Management

Professor Greg Collier,
Chief Scientific Officer

Peter Lee,
General Manager Corporate
& Company Secretary

Scientific Advisory Board

Professor Paul Zimmet AO

Dr John Blangero

Professor Ian Gust AO

Dr Ian Mackay AM

Professor Robert Williamson

Registered Office and Domicile

210 Kings Way
South Melbourne
Victoria 3205 Australia
Telephone: +61 3 9234 1188
Facsimile: +61 3 9234 1189
E-mail: autogen@awi.com.au
Internet: http://www.autogenlimited.com.au

Legal Form

A public company limited by shares

County of Incorporation

Australia

Share Registry

Computershare Investor Services
Pty Limited
Level 12
565 Bourke Street
Melbourne Victoria 3000 Australia
Telephone: +61 3 9615 5970
Facsimile: +61 3 9611 5710

Shareholder Information

Manager Investor Relations
Telephone: +61 3 9234 1188
Facsimile: +61 3 9234 1189
E-mail: autogen@awi.com.au
Internet: http://www.autogenlimited.com.au

Australian Stock Exchange Listing Codes

AGT
AGTO

Auditors

PKF
Level 11, CGU Tower
485 LaTrobe Street
Melbourne Victoria 3000

Solicitors

Clayton Utz
Level 18
333 Collins Street
Melbourne Victoria 3000

Gadens Lawyers
Level 10
40 St George's Terrace
Perth Western Australia 6000

Bankers

The Bank of Melbourne
360 Collins Street
Melbourne Victoria 3000

DESIGNED AND PRODUCED BY ARMSTRONG MILLER+McLAREN, SYDNEY & MELBOURNE, AUSTRALIA. PHOTOGRAPHY BY BOB ARMSTRONG.



www.autogenlimited.com.au

Autogen Limited
and its Controlled Entity

ABN 79 000 248 304

FINANCIAL REPORT 2001

Directors' Report

The Directors of Autogen Limited present their Report for the year ended 30 June 2001.

1. Directors

The Directors of the Company in office since 1 July 2000 and up to the date of this Report are:

Mr Joseph Gutnick FAusIMM FAIM MAICD
Chairman and Managing Director

The Hon. Robert Hawke A.C. BA LLB Blitt(Oxon)
Non-Executive Director

Mr. Jean-Noël Treilles
Non-Executive Director

Dr. Jeffrey M Jonas M.D.
Non-Executive Director, Appointed 19 December 2000

Dr David Tyrwhitt PhD(Geology) BSc(Hons) FSEG(USA) FAusIMM CPGeo FIMM(London)
Non-Executive Director

Professor Claude Bouchard PhD
Non-Executive Director, Resigned 31 December 2000

Particulars of Directors' qualifications, experience and special responsibilities are set out separately in this Annual Report.

2. Review and Results of Operations

A review and results of operations is contained in the Chairman's Report and elsewhere throughout this Annual Report. The financial result of the operations was a loss of $3,417,971 after providing for income tax.

3. Significant Change in State of Affairs

During the financial year, the Company sold its interest in Topalite Resources Pty Ltd in order to focus on biotechnology activities. Other than this matter, the Directors are of the opinion that other than that disclosed in this Annual Report, there has not been any significant changes in the state of affairs of the Economic Entity during the year under review.

4. Principal Activity

The principal activity of the Economic Entity during the financial year was medical research. There has been no significant change in the nature of this activity during the financial year.

5. Dividends

The Directors do not recommend the payment of a dividend and no amount has been paid or declared by way of dividend since the end of the previous financial year and up to the date of this Annual Report.

6. Events After The End Of The Financial Year

Other than previously referred to in this Annual Report, there has not arisen in the interval between the end of the financial year and the date of this Report any item, transaction or event of a material and unusual nature which in the opinion of the Directors of the Economic Entity, has significantly affected or may significantly affect

- the operations of the Economic Entity
- the results of those operations, or
- the state of affairs of the Economic Entity

in financial years subsequent to this financial year.

7. Future Developments and Results

There are no likely developments of which the Directors are aware which could be expected to significantly affect the results of the Economic Entity's operations in subsequent financial years not otherwise disclosed in this Annual Report.

8. Options

At the date of this Report the Company had on issue the following listed and unlisted options over fully paid ordinary shares.

(i) Listed

Number	Maturity Date	Issue Price	Exercise Price	Exercise Period
22,159,749	12 March 2010	A$0.10	A$0.25	Anytime after 1 January 2001

As a result of the consolidation of shares effective 1 September 2000, one fully paid ordinary share will be issued for every five options exercised by an optionholder. Optionholders have no rights to participate in an issue of shares unless they exercise their options. During the year and up to the date of this Report, the Company issued 147,154 options over fully paid ordinary shares. In the period covered by this Report, 765 options have been exercised resulting in the allotment of 153 fully paid ordinary shares. The names of the persons who currently hold listed options are entered on a Register maintained, for the Company, by Computershare Investor Services Pty Limited. In accordance with the Corporations Act 2001, this Register may be inspected free of charge.

(ii) Unlisted

Number	Maturity Date	Issue Price	Exercise Price	Exercise Period
720,000	24 March 2010	A$0.108	A$1.16	Under terms and conditions of the employee share option plan

During the year and up to the date of this Report, 320,000 options have lapsed. In the period covered by this Report no options have been exercised.

Number	Maturity Date	Issue Price	Exercise Price	Exercise Period
335,000	24 March 2010	A$0.4186	A$0.8958	Under terms and conditions of the employee share option plan

During the year and up to the date of this Report, the Company issued 335,000 options over fully paid ordinary shares. Since issue no options have lapsed. In the period covered by this Report, no options have been exercised.

Subsequent to year end, the Directors changed the name of the senior executive share option plan to the employee share option plan.

9. Directors' Interests in Shares & Options

The relevant interest of each Director in the number of fully paid ordinary shares and options over fully paid ordinary shares of the Company disclosed by that Director to the Australian Stock Exchange as at the date of this Report is:

Director	Relevant Interest	
	Shares	Options
J I Gutnick *	-	200,000**
R J L Hawke	-	-
J-N Treilles	-	-
J Jonas	-	-
D S Tyrwhitt	-	-

*Mr Gutnick is a Director and Shareholder of Edensor Nominees Pty Limited, which is a Substantial Shareholder of the Company.
** Allotted in accordance with the rules of the senior executive share option plan.

10. Meetings of Directors

The number of meetings of Directors held including meetings of Committees of the Board during the financial year including their attendance was as follows:

	BOARD		AUDIT COMMITTEE		REMUNERATION COMMITTEE	
	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED
J I Gutnick	3	3	2	2	1	1
R J L Hawke	3	3	-	-	-	-
J-N Treilles	3	1	-	-	-	-
J Jonas**	1	-	-	-	-	-
D S Tyrwhitt	3	3	2	2	1	1
C Bouchard*	2	-	-	-	-	-

* Resigned on 31 December 2000.
** Appointed 19 December 2000

Note: Mr Gutnick and Dr. Tyrwhitt are members of the Audit Committee and Remuneration Committee.

11. Remuneration of Directors Senior Management

Directors' remuneration is discussed in the Corporate Governance section of this Annual Report. Senior Management receives competitive remuneration packages which includes a base salary and superannuation. The Remuneration Committee regularly reviews these packages and other employment terms. The reviews are based on performance achievements, relevant market information and Company performance.

(i) Directors

	Salary/ Consulting Fees	Directors' Fees	Other Benefits	Super-annuation Contributions	Total
	$	$	$	$	$
J I Gutnick	191,782	-	8,545	26,244	226,571
R J L Hawke	-	35,000	-	11,250	46,250
J-N Treilles	-	-	-	-	-
J Jonas	-	-	-	-	-
D S Tyrwhitt	-	16,250	-	1,300	17,550
C Bouchard	-	17,500	-	-	17,500

(ii) Senior Management

	Salary/ Consulting Fees	Other Benefits	Superannuation Contributions	Total	Senior Executive Options*
	$	$	$	$	Number
G Collier	221,999	-	10,145	232,144	100,000
I Currie	40,906	-	3,269	44,175	-
P Lee	32,132	-	2,568	34,700	60,000
P Harold	16,641	-	1,331	17,972	-
D Simcox	1,567	-	189	1,756	-

*At the date of issue of the options under the senior executive option plan, the Company undertook a valuation of the options which gave rise to a nil value being attributed to the options.

12. Directors And Officers' Indemnity

The Company has entered into an Indemnity Deed with each of the Directors which will indemnify them against liability incurred to a third party (not being the Company or any related company) where the liability does not arise out of conduct including a breach of good faith. The Indemnity Deed will continue to apply for a period of 10 years after a Director ceases to hold office and a Director's Access and Insurance Deed with each of the Directors pursuant to which a Director can request access to copies of documents provided to the Director whilst serving the Company for a period of 10 years after the Director ceases to hold office. There will be certain restrictions on the Directors' entitlement to access under the Deed. In addition the Company will be obliged to use reasonable endeavors to obtain and maintain insurance for a former Director similar to that which existed at the time the Director ceased to hold office.

13. Directors And Officers' Insurance

The Company has during or since the end of the financial year paid an insurance premium in respect of an insurance policy for the benefit of the Directors, Secretaries, Executive Officers and employees of the Company and any related bodies corporate as defined in the insurance policy. The insurance grants indemnity against liabilities permitted to be indemnified by the Company under the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.

Signed in accordance with a Resolution of the Board of Directors at Melbourne this 24th day of September 2001.

J.I. Gutnick

J I Gutnick
Director

Autogen Limited and its Controlled Entity
Statements of Financial Performance for the Year Ended 30 June 2001

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Revenues					
Research revenue		3,898,401	2,054,210	-	-
Interest revenue	2	654,353	223,062	1,635,886	965,111
Other revenue	2	130,000	3,909,312	130,000	3,909,312
Total revenue		4,682,754	6,186,584	1,765,886	4,874,423
Costs and expenses					
Costs from ordinary activities					
Research and development expenditure		(6,153,144)	(5,114,212)	-	-
Administration		(2,724,677)	(1,368,343)	(2,698,320)	(1,297,633)
Depreciation		(184,009)	(19,762)	(183,209)	(17,405)
Borrowing costs		(25,148)	(114,545)	(24,543)	(112,195)
Cost of non-current assets sold		(140,800)	(3,908,662)	(140,800)	(3,908,662)
Provision for doubtful debts		-	-	(3,344,984)	(4,001,261)
Bad debt write-off		-	(33,376)	-	-
Provision for diminution of investments		(1,997,911)	(4,661,790)	(1,997,911)	(4,661,790)
Total expenses		(11,225,689)	(15,220,690)	(8,389,767)	(13,998,946)
Gain arising from disposal of Controlled Entity		3,124,964	-	-	-
Operating loss before income tax		(3,417,971)	(9,034,106)	(6,623,881)	(9,124,523)
Income tax attributable to ordinary activities	4	-	-	-	-
Operating loss after income tax		(3,417,971)	(9,034,106)	(6,623,881)	(9,124,523)
Non-owner transaction changes in equity					
Decrease in capital profits reserve on disposal of Controlled Entity		(3,169,527)	-	-	-
Total changes in equity other than those resulting from transactions with owners as owners		(6,587,498)	(9,034,106)	(6,623,881)	(9,124,523)

	Note	CONSOLIDATED 2001 Cents	2000 Cents
Basic earnings per share	5	(9.04)	(25.27)
Diluted earnings per share	5	(4.80)	(13.34)

The Statements of Financial Performance are to be read in conjunction with the attached notes to and forming part of these financial statements.

Autogen Limited and its Controlled Entity
Statement of Financial Position as at 30 June 2001

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
CURRENT ASSETS					
Cash assets	6	7,094,869	11,197,461	7,094,869	11,181,083
Prepayments		6,542	6,542	-	-
Receivables	7	312,661	-	312,661	-
TOTAL CURRENT ASSETS		7,414,072	11,204,003	7,407,530	11,181,083
NON-CURRENT ASSETS					
Receivables	7	251,479	160,603	251,479	115,013
Investments	8	293,702	2,291,613	293,704	2,291,613
Property, plant and equipment	9	345,144	664,712	344,687	663,455
TOTAL NON-CURRENT ASSETS		890,325	3,116,928	889,870	3,070,081
TOTAL ASSETS		8,304,397	14,320,931	8,297,400	14,251,164
CURRENT LIABILITIES					
Payables	10	1,075,839	396,182	994,373	259,006
Interest bearing liabilities	11	287,670	348,418	287,670	304,975
TOTAL CURRENT LIABILITIES		1,363,509	744,600	1,282,043	563,981
NON-CURRENT LIABILITIES					
Interest bearing liabilities	11	15,679	76,598	15,679	76,598
TOTAL NON-CURRENT LIABILITIES		15,679	76,598	15,579	76,598
TOTAL LIABILITIES		1,379,188	821,198	1,297,722	640,579
NET ASSETS		6,925,209	13,499,733	6,999,678	13,610,585
EQUITY					
Contributed equity	12	47,944,756	47,944,266	47,944,756	47,944,266
Reserves	13	11,666,476	14,823,519	11,666,476	11,653,992
Accumulated losses	14	(52,686,023)	(49,268,052)	(52,611,554)	(45,987,673)
TOTAL EQUITY	15	6,925,209	13,499,733	6,999,678	13,610,585

The Statements of Financial Position are to be read in conjunction with the attached notes to and forming part of these financial statements.

Autogen Limited and its Controlled Entity
Statement of Cash Flows for the Year Ended 30 June 2001

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Sundry income		-	650	-	650
Proceeds from research revenue		3,898,401	2,054,210	-	-
Payments in the course of operations		(8,506,570)	(6,443,931)	(2,316,449)	(1,129,706)
Interest received		647,240	223,062	679,270	965,111
Borrowing costs paid		(25,148)	(111,907)	(24,543)	(109,557)
NET CASH USED IN OPERATING ACTIVITIES	17	(3,986,077)	(4,277,916)	(1,661,722)	(273,502)
CASH FLOWS FROM INVESTING ACTIVITIES					
Loans advanced		-	-	(2,307,977)	(4,001,260)
Payments for property, plant and equipment		(2,621)	(535,860)	(2,621)	(535,860)
NET CASH USED IN INVESTING ACTIVITIES		(2,621)	(535,860)	(2,310,598)	(4,537,120)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net proceeds from issue of options		12,484	10,855,005	12,484	10,855,005
Proceeds from borrowings		-	3,828,930	-	3,828,930
Repayments of borrowings		(126,868)	(5,180,914)	(126,868)	(5,180,914)
Proceeds from issue of shares		490	6,165,705	490	6,165,705
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(113,894)	15,668,726	(113,894)	15,668,726
Net increase/(decrease) in cash held		(4,102,592)	10,854,950	(4,086,214)	10,858,104
Cash at the beginning of the financial year		11,197,461	342,511	11,181,083	322,979
CASH AT THE END OF THE FINANCIAL YEAR	6	7,094,869	11,197,461	7,094,869	11,181,083

The Statements of Cash Flows are to be read in conjunction with the attached notes to and forming part of these financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(i) Basis of Preparation

The financial report is a general purpose financial report and has been prepared in accordance with applicable Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial report has been prepared on the historical cost basis and except where stated, does not take into account changing money values or current valuations of non-current assets. Except where stated, the accounting policies are consistent with those of the previous year.

(ii) The following Accounting Policies have been adopted in preparing and presenting the Financial Report

Principles of Consolidation

The consolidated accounts of the Consolidated Entity include the financial statements of the Company, being the Parent Entity and its Controlled Entity.

The balances and effects of transactions between the Controlled Entity and the Parent Entity included in the consolidated accounts have been eliminated.

The financial statements of controlled entities are included from the date control commenced until the date control ceased.

Revenue Recognition

Revenue

Project support funding is recognised in the statements of financial performance when received. Project revenue received in advance is included as deferred revenue.

Interest Income

Interest income is recognised as it accrues.

Assets Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Other Revenue

Revenue recognition policies for investments are described in the relevant Accounting Policy Note.

1. **STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)**

Foreign Currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

Borrowing Costs

Borrowing costs include interest and lease finance charges. Borrowing costs are expensed as incurred.

Classification of Assets and Liabilities

Assets and liabilities are classified as current and non-current. Current assets are cash or other assets that would in the ordinary course of business be consumed or converted into cash within twelve months. Current liabilities are liabilities that would in the ordinary course of business be due and payable within twelve months.

Non-Current Assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amounts at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present values.

Income Tax

Income tax has been brought to account using the liability method of tax effect accounting whereby income tax expense/benefit for the period is calculated on the accounting result after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that result and the taxable result. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expenses in periods different from those in which they are assessable or allowable for income tax purposes are represented as "Future income tax benefits" or "Provisions for deferred income tax" as the case may be at current tax rates.

Future income tax benefits are only carried forward as assets where realisation of the benefits can be regarded as being virtually certain.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

Income Tax (Cont'd.)

The ultimate realisation of the benefits will depend upon:

(a) the ability of the Consolidated Entity to derive future assessable income and capital profits of the nature and of sufficient amount to enable the benefits to be realised;

(b) the ability of the Consolidated Entity to comply with the conditions for deductibility imposed by law; and

(c) an expectation that legislation will not change in a manner which would adversely effect the ability of the Consolidated Entity concerned to realise the benefits.

Investments

Controlled Entity

Investments in the Controlled Entity are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in statement of financial performance when they are declared by the Controlled Entity.

Other Companies

Investments have been valued at the lower of cost and net realisable value as determined in respect of each security holding.

Dividend revenue is recognised in the statement of financial performance when received.

Property, Plant and Equipment

Owned

Property, plant and equipment is carried at the lower of cost less accumulated depreciation or independent valuation and recoverable amount. The carrying amounts of plant and equipment valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amounts at balance date. If the carrying amount exceeds the recoverable amount, the asset is written down to the lower amount. The write down is recognised as an expense in the net profit or loss on the reporting period in which it occurs. In assessing recoverable amounts of plant and equipment the relevant cash flows have not been discounted to their present values.

Items of property, plant and research equipment are depreciated on a straight line basis over their estimated useful lives.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

Property, Plant and Equipment (Cont'd.)

The depreciation rates used for each class are as follows:

- Buildings 2.5%
- Research Equipment 20.0% - 33.3%

Assets are depreciated/amortised from the date of acquisition.

Leased Assets

A distinction is made between finance leases (under which the Company or its Controlled Entity assumes substantially all the risks and benefits incidental to ownership of the leased property) and operating leases (under which the lessor effectively retains substantially all the risks and benefits). Where assets are acquired by means of finance leases, the present value of the minimum lease payments is capitalised and amortised on a straight line basis over the asset's expected useful life. A corresponding liability is also established and each lease payment is allocated between such liability and interest expense. Operating lease payments are expensed as incurred.

Research and Development Expenditure

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond any reasonable doubt. Expenditure deferred to subsequent accounting periods is amortised over the period in which the related benefits are expected to be realised.

Employee Share Option Plan

The Company has granted options to certain employees under an Employee Share Option Plan. Further information is set out in Note 23. The receivable and the option premium reserve have not been recognised as the probability that the economic benefits embodied in the asset will eventuate, cannot be reliably determined due to the terms of the Option Plan. These amounts will be recognised when options are exercised. Other than the costs incurred in administering the Plan which are expensed as incurred, the Plan does not result in any expense to the Company

Early Adoption of Accounting Standard

The revised Accounting Standard AASB 1041 "Revaluation of Non-Current Assets" has been adopted early with effect from 20 June 2001.

(iii) Comparative Figures

Where necessary comparative figures have been restated to be consistent with current year presentation.

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
2. REVENUE					
Interest received or due and receivable					
Controlled Entities		-	-	981,046	750,164
Other Entities		16,151	790	16,151	790
Other		638,202	222,272	638,689	214,157
		654,353	223,062	1,635,886	965,111
Other revenue					
From operating activities					
Sundry revenue		-	650	-	650
From outside operating activities					
Proceeds on sale of land and buildings		120,000	-	120,000	-
Proceeds on sale of investment		10,000	3,908,662	10,000	3,908,662
Total other revenue		130,000	3,909,312	130,000	3,909,312
3. LOSS FROM ORDINARY ACTIVITIES					
The loss from ordinary activities has been arrived at after charging/crediting:					
Profit on sale of controlled entity		3,134,964	-	10,000	-
Net foreign exchange gain (loss)		105,600	(71,919)	-	-
Borrowing costs					
Related Party		-	19,358	-	19,358
Other Entities		5,711	13,361	5,106	11,011
Finance leases		19,281	2,638	19,281	2,638
Other		156	79,188	156	79,188
		25,148	114,545	24,543	112,195
Provision for doubtful debts					
Wholly owned Controlled Entities		-	-	3,344,984	4,001,261
Other		-	33,376	-	-

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
3. LOSS FROM ORDINARY ACTIVITIES (Cont.)					
Loss on disposal of land and buildings		20,800	-	20,800	-
Increase in provision for diminution in the value of investments					
Other Entities		1,997,911	4,661,790	1,997,911	4,661,790
Auditors' remuneration					
Audit services		20,000	17,000	11,000	10,000
Other services		-	-	-	-

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $

4. TAXATION

(a) Income tax expense

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Prima facie income tax benefit calculated at 34% (2000: 36%) on the loss from ordinary activities	(1,162,110)	(3,252,278)	(2,252,120)	(3,284,828)
Decrease in income tax benefit due to:				
Provision for diminution of investment	679,290	1,678,244	679,290	1,678,244
Research and development allowance	(374,000)	(358,298)	-	-
Increase in provision for non-recovery of loan to Controlled Entity	-	-	1,137,295	1,440,454
Gain on disposal of controlled entity	(1,062,488)	-	-	-
Sundry Items	11,445	20,611	10,605	17,684
	(1,907,863)	(1,911,721)	(424,930)	(148,446)
Future income tax benefits not recognised	1,907,863	1,911,721	424,930	148,446
Income tax expense on loss from ordinary activities	-	-	-	-

(b) Future income tax benefit not recognised

The future income tax benefit in respect of from tax losses and timing differences for the year has not been recognised as an asset in the financial statements as the realisation of the benefit is not virtually certain.

Future income tax benefit has been calculated at the rate of 30% (2000 30%)

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Revenue losses	6,634,469	4,743,000	1,702,241	1,293,705
Capital gains tax losses	43,537	27,143	24,556	8,162
	6,678,006	4,770,143	1,726,797	1,301,867

5. EARNINGS PER SHARE

	CONSOLIDATED 2001 Number	CONSOLIDATED 2000 Number
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	37,816,968	35,748,706
Weighted average number of potential ordinary share used in the calculation of diluted earnings per share	59,974,670	59,050,990

Options

22,159,749 options to purchase ordinary shares not exercised at 30 June 2001 have not been included in the determination of basic earnings per share but have been included in the determination of diluted earnings per share.

1,055,000 options issued under the Employee Share Option Plan have not been included in determining the weighted average number of potential ordinary shares.

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
6. CASH ASSETS					
Cash at bank		221,731	33,983	221,731	17,605
Bank short term deposits maturing within 90 days		6,873,138	11,163,478	6,873,138	11,163,478
		7,094,869	11,197,461	7,094,869	11,181,083
7. RECEIVABLES					
CURRENT					
Other debtors		312,661	-	312,661	-
NON-CURRENT					
Loan to other corporation		100,000	100,000	100,000	100,000
Less provision for doubtful debts		(100,000)	(100,000)	(100,000)	(100,000)
		-	-	-	-
Loans to wholly owned Controlled Entities	24	-	-	11,605,152	9,496,639
Less provision for doubtful debts	24	-	-	(11,605,152)	(9,496,639)
		-	-	-	-

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	2001	2000
7. RECEIVABLES (Cont'd.)	$	$	$	$
Other debtors – Other Entities	144,593	8,320	144,593	8,320
Deposits in respect of bank guarantees	106,886	152,283	106,886	106,693
	251,479	160,603	251,479	115,013

8. OTHER FINANCIAL ASSETS

NON-CURRENT

	CONSOLIDATED 2001	CONSOLIDATED 2000	PARENT ENTITY 2001	PARENT ENTITY 2000
Investment in controlled entities:				
Unlisted shares at cost	-	-	2	2
Unlisted shares at valuation	-	-	-	58,217
Less provision for diminution in value	-	-	-	(58,217)
	-	-	2	2
Investments in other entities:				
Listed shares at cost				
Other Entities	3,908,660	3,908,660	3,908,660	3,908,660
Less provision for diminution in value	(3,614,958)	(1,617,049)	(3,614,958)	(1,617,049)
	293,702	2,291,613	293,702	2,291,611
	293,702	2,291,613	293,704	2,291,613

9. PROPERTY, PLANT AND EQUIPMENT

NON-CURRENT

	CONSOLIDATED 2001	CONSOLIDATED 2000	PARENT ENTITY 2001	PARENT ENTITY 2000
Freehold land				
At independent valuation - 1999	-	44,000	-	44,000
Freehold buildings				
At independent valuation - 1999	-	101,000	-	101,000
Less accumulated depreciation	-	(2,520)	-	(2,520)
	-	98,480	-	98,480

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	2001	2000
9. PROPERTY, PLANT AND EQUIPMENT (Cont'd.)	$	$	$	$
Plant and equipment at cost	10,204	7,583	2,621	-
Less accumulated depreciation	(7,415)	(6,326)	(289)	-
	2,789	1,257	2,332	-
Leased research equipment at cost	535,860	535,860	535,860	535,860
Less accumulated depreciation	(193,505)	(14,885)	(193,505)	(14,885)
	342,355	520,975	342,355	520,975
	345,144	664,712	344,687	663,455
Reconciliations				
Freehold land				
Carrying amount at the beginning of the year	44,000	44,000	44,000	44,000
Disposals	(44,000)	-	(44,000)	-
Carrying amount at the end of the year	-	44,000	-	44,000
Freehold buildings				
Carrying amount at the beginning of the year	98,480	101,000	98,480	101,000
Depreciation	(1,680)	(2,520)	(1,680)	(2,520)
Disposals	(96,800)	-	(96,800)	-
Carrying amount at the end of the year	-	98,480	-	98,480
Plant and equipment				
Carrying amount at the beginning of the year	1,257	3,614	-	-
Additions	2,621	-	2,621	-
Depreciation	(1,089)	(2,357)	(289)	-
Carrying amount at the end of the year	2,789	1,257	2,332	-
Leased research equipment				
Carrying amount at the beginning of the year	520,975	-	520,975	-
Additions	-	535,860	-	535,860
Depreciation	(178,620)	(14,885)	(178,620)	(14,885)
Carrying amount at the end of the year	342,355	520,975	342,355	520,975

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
10. PAYABLES					
Trade creditors and accruals		1,013,123	396,182	994,373	259,006
Deferred revenue		62,716	-	-	-
		1,075,839	396,182	994,373	259,006
11. INTEREST BEARING LIABILITIES					
CURRENT					
Unsecured borrowing					
Other Entity	24	163,649	158,448	163,649	115,005
Lease liability		124,021	189,970	124,021	189,970
		287,670	348,418	287,670	304,975
NON-CURRENT					
Lease liability		15,679	76,598	15,679	76,598

	2001 Number of shares	2000 Number of Shares	2001 $	2000 $
12. CONTRIBUTED EQUITY				
Issued and paid up capital Ordinary shares fully paid	37,817,171	189,081,644	47,944,436	47,944,266
Movement in ordinary share capital				
Balance at the beginning of the financial year	189,081,644	164,418,824	47,944,266	41,778,560
Share consolidation 1:5	(151,264,753)	-	-	-
Options exercised	280	-	350	-
Transfer from option premium reserve	-	-	140	-
Shares issued for cash	-	24,662,820	-	6,165,706
Balance at the end of the financial year	37,817,171	189,081,644	47,944,756	47,944,266

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

In accordance with a Strategic Alliance with Lipha s.a. ("Lipha"), signed in November 1999, 24,662,820 fully paid ordinary shares were issued (15% of Autogen's existing share base) to Lipha on 3 December 1999 at 25 cents per share.

On 6 March 2000, the Company made a renounceable rights offer of options to shareholders on the basis of nine options for every ten fully paid ordinary shares held. A maximum of 170,173,482 options were offered and 110,673,304 were issued at an issue price of 10 cents per option. The exercise price is 25 cents per option. As a result of the share consolidation, the options on issue were consolidated on a 1:5 basis and there are now 22,159,749 options on issue. The exercise price of these options was reconstructed in accordance with ASX Listing Rules and the exercise price is now $1.25.

5,200,000 options expiring 24 March 2010 were allotted to employees under the terms contained in the Employee Share Option Plan prospectus dated 3 March 2000, at an issue price of $1.16. At 30 June 2001, 720,000 options were outstanding (refer Note 23).

350,000 options expiring 24 March 2010 were allotted to employees under the terms contained in the Employee Share Option Plan prospectus dated 6 March 2001, at an issue price of 89.58 cents. At 30 June 2001 335,000 options were outstanding.

13. RESERVES

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Asset revaluation	150,447	150,447	150,447	150,447
Capital profits	648,540	3,818,067	648,540	648,540
Option premium	10,867,489	10,855,005	10,867,489	10,855,005
	11,666,476	14,823,519	11,666,476	11,653,992

Option premium reserve

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Balance at the beginning of the financial year	10,855,005	-	10,855,005	-
Options exercised	(140)	-	(140)	-
Renounceable rights issue of options (126,362 options, 2000: 110,673,304 options)	12,624	11,067,330	12,624	11,067,330
Less Issue costs	-	(212,325)	-	(212,325)
Balance at the end of the financial year	10,867,489	10,855,005	10,867,489	10,855,005

Capital profits reserve

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Balance at the beginning of the financial year	3,818,067	3,818,067	648,540	648,540
Decrease on disposal of Controlled Entity	(3,169,527)	-	-	-
Balance at the end of the financial year	648,540	3,818,067	648,540	648,540

Nature and purpose of reserves

Asset revaluation

Balance arising from revaluations of non-current assets prior to the introduction of Accounting Standard AASB 1041.

Capital profits

Balance arising from disposals of non-current assets prior to the introduction of Accounting Standard AASB 1041.

Option premium

Amounts contributed for the future right to acquire shares at a pre-determine price.

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
14. ACCUMULATED LOSSES				
Accumulated losses at the beginning of the year	(49,268,052)	(40,233,946)	(45,987,673)	(36,863,150)
Net loss for the year	(3,417,971)	(9,034,106)	(6,623,881)	(9,124,523)
Accumulated losses at the end of the year	(52,686,023)	(49,268,052)	(52,611,554)	(45,987,673)
15. TOTAL EQUITY RECONCILIATION				
Total equity at the beginning of the year	13,499,733	5,513,128	13,610,585	5,714,397
Total changes in equity recognised in Statement of Financial Performance	(6,587,498)	(9,034,106)	(6,623,881)	(9,124,523)
Transactions with owners as owners				
Contribution of equity	350	6,165,706	350	6,165,706
Transactions with potential owners				
Subscription for options	12,624	10,853,005	12,624	10,855,005
Total equity at the end of the year	6,925,209	13,499,733	6,999,678	13,610,585

16. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a) *Interest rate risk exposures*

The Consolidated Entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

				Fixed interest maturing in:				
2001	**Note**	**Weighted average interest rate**	**Floating interest rate**	**1 year or less**	**Between 1 and 5 years**	**More than 5 years**	**Non-interest bearing**	**Total**
			$	$	$	$	$	$
Financial assets								
Cash assets	6	5.05%	7,094,869	-	-	-	-	7,094,869
Receivables	7	3.01%	7,480	106,886	127,113	-	322,661	564,140
Prepayments		-	-	-	-	-	6,542	6,542
Investments	8	-	-	-	-	-	293,702	293,702
Total			7,102,349	106,886	127,113	-	622,905	7,959,253
Financial liabilities								
Payables	10	-	-	-	-	-	1,075,839	1,075,839
Interest bearing liabilities	11	10.73%	163,649	139,700	-	-	-	303,349
Total			163,649	139,700	-	-	1,075,839	1,379,188
2000								
Financial assets								
Cash assets	6	6.32%	11,197,461	-	-	-	-	11,197,461
Receivables	7	5.92%	53,910	106,693	-	-	-	160,603
Prepayments		-	-	-	-	-	6,542	6,542
Investments	8	-	-	-	-	-	2,291,613	2,291,613
Total			11,251,371	106,693	-	-	2,298,155	13,656,219
Financial liabilities								
Payables	10	-	-	-	-	-	396,182	396,182
Interest bearing liabilities	11	11.88%	158,448	189,970	76,598	-	-	425,016
Total			158,448	189,970	76,598	-	396,182	821,198

16. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES (Cont'd.)

(b) Net fair values of financial assets and liabilities

Valuation approach
Net fair values of financial assets and liabilities are determined by the Consolidated Entity on the following basis:

Cash, cash equivalents and short-term investments: The carrying amount approximates fair value because of their short-term to maturity.

Trade receivables and payables: The carrying amount approximates fair value.

Long-term loans receivable and payable: The fair value of long-term loans receivable and payable are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of lending arrangements.

Non-current investments/securities: For financial instruments traded in organised financial markets, fair value is the current quoted market bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability. For investments where there is no quoted market price, a reasonable estimate of the fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows or the underlying net asset base of the investment/security.

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	CONSOLIDATED		CONSOLIDATED	
	2001 Carrying Amount $	2001 Net Fair Value $	2000 Carrying Amount $	2000 Net Fair Value $
Recognised financial instruments				
Financial assets				
Cash assets	7,094,869	7,094,869	11,197,461	11,197,461
Receivables	564,140	564,140	160,603	160,603
Prepayments	6,542	6,542	6,542	6,542
Investments:				
Shares in other corporations – listed	293,702	293,702	2,291,613	2,291,613
	7,959,253	7,959,253	13,656,219	13,656,219
Financial liabilities				
Payables	1,075,839	1,075,839	396,182	396,182
Interest bearing liabilities	303,349	303,349	425,016	425,016
	1,379,188	1,379,188	821,198	821,198

Investments have been valued at the lower of cost and net realisable value where the Directors consider a permanent diminution in value has occurred.

17. STATEMENTS OF CASH FLOWS

(a) Reconciliation of operating (loss) after income tax to net cash used in operating activities.

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Operating (loss) after income tax	(3,417,971)	(9,034,106)	(6,623,881)	(9,124,523)
Add (less) non-cash items				
Gain on disposal of controlled entity	(3,124,964)	-	(10,000)	-
Increase in provision for diminution of investments	1,997,911	4,661,790	1,997,911	4,661,790
Loss on disposal of land and buildings	20,800	-	20,800	-
Borrowing costs capitalised	-	2,638	-	2,638
Depreciation	184,009	19,762	183,209	17,405
Increase in provision for doubtful debts	-	33,376	2,108,213	4,001,261
Net cash used in operating activities before change in assets and liabilities	(4,340,215)	(4,316,540)	(2,323,748)	(441,429)
Changes in assets and liabilities:				
Decrease/(increase) in receivables	(320,141)	6,849	828,933	(1,482)
(Increase)/decrease in interest receivable	(7,113)	-	(956,616)	-
Increase/(decrease) in payables	681,392	38,317	789,709	169,409
Increase in prepayments	-	(6,542)	-	-
Net cash provided by (used in) operating activities	(3,986,077)	(4,277,916)	(1,661,722)	(273,502)

(b) Reconciliation of cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and in banks and short term investments in commercial paper.

18. COMMITMENTS

(i) Land management

A former Controlled Entity, Topalite Resources Pty Ltd ("Topalite"), has to perform minimum exploration work and expend minimum amounts of money on their tenements. The overall expenditure requirement tends to be limited in the normal course of Topalite's tenement portfolio management, through expenditure exemption approvals and expenditure reductions, through relinquishment of parts or the whole of tenements deemed non prospective. Should Topalite wish to preserve interests in its current tenements, the amount which may be required to be expended is as follows:

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Not later than one year	-	37,000	-	-
Later than one year but not later than five years	-	222,000	-	-
Later than five years but not later than twenty one years	-	777,000	-	-
	-	1,036,000	-	-

The terms and conditions under which Topalite has title to its various mining tenements, obliges it to meet its tenement rentals and minimum levels of exploration expenditure as gazetted by the Department of Mineral Resources of New South Wales, as well as Local Government rates and taxes.

The "Later than five years but not later than twenty one years" component, represents commitments starting from five years hence for the following sixteen years in respect of Mining Licences which are granted for a period of twenty one years, but in common with Prospecting Licences and Exploration Licences may be relinquished or sold by Topalite before the expiry of the full term of the Licence.

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $

18. COMMITMENTS (Cont'd.)

(ii) Research and development

A Controlled Entity, Autogen Research Pty Ltd ("Autogen Research"), has agreed to provide certain monies for research and development projects covering the areas of diabetes, obesity, allergic diseases, autoimmune disorders and depression and anxiety with the objective of long term commercialisation. Research agreements have been undertaken with The International Diabetes Institute, Monash University, Deakin University, South Eastern Sydney Area Health Service and Flinders University.

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Committed and Contracted				
Due not later than one year	5,010,975	5,128,184	-	-

Autogen Research has the option to continue funding these research agreements subject to annual reviews, which are dependent upon research milestones being met. Autogen Research has the right to benefit from the commercialisation of any resulting products.

Under the alliance with Lipha, Lipha provide funding towards the commitments made by Autogen Research to the relevant research institutions. Lipha will provide approximately $4.0 million during the next year. (2000 $3.6 million)

(iii) Finance lease commitments

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Finance lease rentals are payable as follows:				
Not later than one year	129,596	211,149	129,596	211,149
Later than one year but not later than five years	16,149	80,746	16,149	80,746
	145,745	291,895	145,745	291,895
Less: Future lease finance charges				
Not later than one year	(5,732)	(19,282)	(5,732)	(19,282)
Later than one year but not later than five years	(313)	(6,045)	(313)	(6,045)
	139,700	266,568	139,700	266,568
Lease liabilities provided for in the financial statements:				
Current	124,021	189,970	124,021	189,970
Non-current	15,679	76,598	15,679	76,598
Total lease liability	139,700	266,568	139,700	266,568

18. COMMITMENTS (cont'd.)

The Consolidated Entity leases research equipment under a finance lease expiring in the 2003 financial year. At the end of the lease term the Consolidated Entity has the option to purchase the equipment at a zero residual.

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
19. CONTINGENT LIABILITIES				
Cash deposits as outlined in Note 7 have allowed external financiers to provide various guarantees to the Department of Mineral Resources of New South Wales ("the Departments") for the purposes of guaranteeing the former Consolidated Entity's performance in accordance with New South Wales mining law.				
The performance relates to the requirement that the Consolidated Entity adheres to the terms and conditions of its mining leases, which inter alia requires site restoration. However, the Directors do not anticipate the Departments will exercise these guarantees as the Consolidated Entity adheres to all conditions of their leases.				
These are secured by deposits held by external financiers (refer note 7)	-	152,283	-	106,693

The Company is a party to an action commenced by the liquidator of Cambridge Gulf Investments Pty Ltd ("CGI"). In December 1996, the Company, together with other shareholders of CGI received shares held by CGI in a publicly listed company. The liquidator alleges that the assignment of these shares amounted to conduct prohibited by the law on various grounds. The Company has denied the claims. Soon after it received the shares in December 1996, the Company sold them on the open market. If the Company is unsuccessful in its defence of the claim, the Company's maximum potential liability is likely to be the value for which the shares were sold by the Company on the open market, being $1.5 million and legal costs of the action. In the current financial year, interlocutary proceedings have continued and the matter is awaiting a trial date, likely to be in the first half of 2002.

20. SEGMENT INFORMATION

		CONSOLIDATED 2001 $	CONSOLIDATED 2000 $
INDUSTRY SEGMENTS			
Operating revenue			
Investments	Proceeds on sale of investments	10,000	3,908,662
Biotechnology research	Interest received from Outside Entities	654,353	220,243
	Proceeds from research agreements	3,898,401	2,054,210
	Sundry revenue	-	650
Other	Interest received from Outside Entities	-	2,819
	Proceeds on sale of land and buildings	120,000	-
		4,682,754	6,186,584
Operating loss after tax (No income tax payable by segments)			
Investments		1,137,053	(4,661,790)
Biotechnology research		(4,555,024)	(4,266,365)
Other		-	(105,951)
		(3,417,971)	(9,034,106)
Total Assets			
Investments		293,702	2,291,613
Biotechnology research		8,010,695	11,967,350
Other		-	61,968
		8,304,397	14,320,931

GEOGRAPHICAL SEGMENTS

The Consolidated Entity operates within Australia.

21. CONTROLLED ENTITIES

Name	Class of Shares	Investment Owned 2001	Investment Owned 2000
Parent Entity			
Autogen Limited			
Wholly owned Controlled Entities			
Topalite Resources Pty Ltd	Ord	-	100%
Autogen Research Pty Ltd	Ord	100%	100%

The Parent Entity and Controlled Entities carry on business and are incorporated in Australia.
During the year the Parent Entity sold its entire interest in Topalite Resources Pty Ltd.
Details of the disposal are:
:

	Consolidated 2001 $	Consolidated 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Consideration (Receivable)	10,000	-	10,000	-
Net assets of entity disposed of				
Non-current receivables	44,757	-	44,757	-
Exploration expenditure	9,580	-	9,580	-
Trade creditors and accruals	(9,774)	-	(9,774)	-
	44,563	-	44,563	-

22. REMUNERATION OF DIRECTORS	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
The Directors of Autogen Limited in office at any time during the year were:				
J.I. Gutnick – Executive The Hon. R.J.L. Hawke AC – Non-Executive Dr D.S. Tyrwhitt – Non-Executive J.N. Treilles – Non-Executive J. Jonas - Non-Executive (Appointed 19/12/00) Prof. C. Bouchard – Non-Executive (Resigned 31/12/00)				
The remuneration of Mr J.I. Gutnick was paid by A.W.I. Administration Services Pty Ltd.				
Total income paid or payable or otherwise made available to all Directors of the Company and to all Directors of each entity in the Consolidated Entity from the Parent Entity or any related party.	307,870	534,006	307,870	534,006

Number of Directors of the Parent Entity whose total income falls within the following bands:	PARENT ENTITY 2001 Number	PARENT ENTITY 2000 Number
$0 - $9,999	2	1
$10,000 - $19,999	2	1
$30,000 - $39,999	-	1
$40,000 - $49,999	1	-
$70,000 - $79,999	-	1
$190,000 - $199,999	-	1
$210,000 - $219,999	-	1
$220,000 - $229,999	1	-

In the 2000 year, 1,500,000 options under the Employee Share Option Plan were issued to two Directors at a value in accordance with the Income Tax Assessment Act. No additional benefits resulted to the Director and no additional costs resulted to the Company. As a result of the 1:5 share consolidation, the abovementioned options were restructured on the same basis and now equate to 300,000 options.

23. REMUNERATION OF EXECUTIVES

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Total income received or due and receivable from the Company, entities in the Consolidated Entity or related parties by Executive officers (including Directors) of the Company and of Controlled Entities whose income exceeds $100,000	458,715	407,956	458,715	407,956

The number of executives of the Company and of Controlled Entities, whose remuneration from the Company or related parties and from entities in the Consolidated Entity, falls within the following bands:

	Number	Number	Number	Number
$190,000 - $199,999	-	1	-	1
$210,000 - $219,999	-	1	-	1
$220,000 - $229,999	1	-	1	-
$230,000 - $239,999	1	-	1	-

In the 2000 year, 5,200,000 options under the Employee Share Option Plan were issued to executives at a value in accordance with the Income Tax Assessment Act. No additional benefits resulted to the executives and no additional costs resulted to the Company. As a result of the 1:5 share consolidation, the abovementioned options were restructured on the same basis and now equate to 1,040,000 options.

24. RELATED PARTY AND OTHER INFORMATION

Disclosure relating to Directors

The names of the Directors and their remuneration are disclosed in Note 22.

Aggregate number of shares and share options held directly, indirectly or beneficially by the Directors of the Parent Entity are as follows:

	PARENT ENTITY 2001 Number	PARENT ENTITY 2000 Number
Shares	10,189,137	50,840,653
Options	7,642,887	29,448,468
Executive Share Options	200,000	1,000,000

Terms of the options are disclosed in Note 25.

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
24. RELATED PARTY AND OTHER INFORMATION (Cont'd.)					
Chevas Pty Ltd ("Chevas") is a Director Related Entity of Mr J.I. Gutnick.					
Transactions during the year					
Interest payable		-	19,358	-	19,358
Amounts repaid		-	(1,635,272)	-	(1,635,272)

Pursuant to the loan agreement interest could be charged at a rate of 13% or 11% if interest is repaid in cash. The actual interest rate for 2000 was 7.95%.

Kimberley Gardens Boutique, Hotel and Conference Centre Director Related Entity – Mr J.I. Gutnick

Transactions during the year

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Hotel services provided		8,102	4,058	8,102	4,058
Amount paid		(8,102)	(3,404)	(8,102)	(3,404)

Services provided were on normal commercial terms

Transactions with wholly owned Controlled Entities

Interest is charged at 1% above corporate overdraft rates. The actual interest rate for 2001 was 8.75% to 9.95% (2000 9.75% - 10.75%)

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Interest revenue		-	-	981,046	750,164
Aggregate receivable		-	-	11,605,152	9,496,639
Provision for doubtful debts		-	-	(11,605,152)	(9,496,639)

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
24. RELATED PARTY AND OTHER INFORMATION (Cont'd.)					
Transactions with Other Entities					
Some of the Directors of the Parent Entity are also Directors of the following companies ("Other Entities"):					
A.W.I. Administration Services Pty Ltd ("AWI")					
Bay Resources Ltd ("Bay")					
Gutnick Resources N.L. ("GKR")					
Quantum Resources Limited ("QUR")					
Topalite Resources Pty Ltd ("TOP")					
Transactions with AWI were:					
Balance at year end					
Other creditor – unsecured (current)	11	163,649	158,448	163,649	115,005
Receivable non-current		7,480	8,320	7,480	8,320
During the year					
Fees for management services and other services		3,471,384	932,116	3,514,827	811,943
Borrowing costs payable		5,710	13,361	5,710	11,011
Interest is charged at 1% above corporate overdraft rates.					
The actual interest rates for 2001 were 9.75% to 10.75% (2000 9.75% to 10.75%).					
Transactions with QUR were:					
Balance at year end					
Receivable non-current		10,000	-	10,000	-
During the year					
Sale of shares in Controlled Entity on deferred payment terms		10,000	-	10,000	-

	Note	CONSOLIDATED		PARENT ENTITY	
		2001	2000	2001	2000
		$	$	$	$
24. RELATED PARTY AND OTHER INFORMATION (Cont'd.)					
Transactions with TOP were:					
Balance at year end					
Receivable non-current		127,113	-	127,113	-
The receivable including accrued interest at 8.33% is repayable on 30 November 2002					
During the year					
Sale of freehold land and buildings		120,000	-	120,000	-
Interest receivable		7,113	-	7,113	-
The Parent Entity is one of a number of public companies that hold all the issued shares in AWI.					
Ownership interest		%	%	%	%
Ordinary shares		20.45	20.45	20.45	20.45
Preference shares		10.29	10.29	10.29	10.29
The Parent Entity has the following ownership interests:					
Bay		0.74	0.74	0.74	0.74
GKR		4.67	5.66	4.67	5.66

25. EMPLOYEE SHARE OPTION PLAN

On 24 March 2000 the Company granted unlisted options over 5,200,000 unissued ordinary company shares to Senior Executives at an issue price of 10.8 cents under the Senior Executive Share Option Plan and on 8 March 2001 the Company granted a further 335,000 unlisted options at an issue price of 89.58 cents. As a result of the 1:5 share consolidation, the options on issue were restructured on the same basis.

(i) The options are exercisable from 25 March 2003 until the earlier of their expiry date on 24 March 2010 or the termination of the Executive's employment

(ii) The options may only be exercised if the price on the ASX of the ordinary shares in the Company has increased by a factor of 20%, after adjustments for rights issues, bonus issues and dividends, from the date that the options were acquired.

(iii) The exercise price for the options will be equal to the weighted average market price of the ordinary shares on the five business days prior to and including the date of acquisition, less the issue price.

Off Balance Sheet Items

	2001 Number	2000 Number
Unissued ordinary shares of the Company under option	1,040,000	5,200,000
Exercise price	$1.16	$0.23
The market value of the shares under these options at 30 June was	$0.79	$0.30
Interest free option loans provided to Employees	$529,031	$561,600

Interest free loans were made available to Employees who subscribed for options. The option loans are repayable if the Employee disposes of any ordinary shares acquired as a result of the exercise of the options or on the termination of the Employee's employment, however in these circumstances the Company will buy back the options and use the proceeds to repay the loan.

The Company may at the discretion of the Board, make loans to participants to fund the exercise price of the options. These loans are likely to be interest free and repayable with "after tax" dividends or on the earlier of the disposal of the ordinary shares or the termination of the Employee's employment.

Subsequent to 30 June 2001, the Directors changed the name of the Plan from the Executive Share Option Plan to the Employee Share Option Plan.

26. NUMBER OF EMPLOYEES

The Economic Entity is managed by A.W.I.Administration Services Pty Ltd ("Admin") pursuant to a Service Agreement dated 25 November 1988. Accordingly, the Economic Entity has no employees. At 30 June 2001 Admin had 56 employees who manage a number of public companies including the Economic Entity.

In the opinion of the Directors of Autogen Limited

(a) The financial statements and notes, set out in pages 5 to 6, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and the Consolidated Entity as at 30 June 2001 and of their performance, as represented by the results of their operations and their cash flows for the year ended on that date: and

(ii) complying with Accounting Standards and the Corporations Regulations.

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a Resolution of the Board of Directors at Melbourne this 24th day of September 2001.

J.I. Gutnick

J.I. Gutnick
Director

A Member Firm of PKF International

PKF

Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe St
Melbourne VIC 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9602 1611
Fax: (03) 9602 3870

www.pkfvic.com.au

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF AUTOGEN LIMITED

Scope

We have audited the financial report of Autogen Limited for the financial year ended 30 June 2001 as set out on pages 5 to 37. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at years end or from time to time during the financial year. *The company's directors are responsible for the financial report. We have conducted an independent audit of this* financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Autogen Limited is in accordance with:

(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and
  (ii) complying with Accounting Standards and the Corporations Regulations; and
(b) other mandatory professional reporting requirements.

PKF

PKF
Chartered Accountants
A Victorian Partnership

Michael Phillips

M J Phillips
Partner

24 September 2001
Melbourne

A Victorian Partnership

The Directors

Mr Joseph Gutnick FAusIMM FAIM MAICD
Chairman and Managing Director

Mr Gutnick has been a Director of the Company since 1984 and is currently Chairman and Managing Director of five public listed companies in Australia, Executive Chairman of Tahera Corporation a Canadian company listed on the Toronto Stock Exchange and President of Bay Resources Ltd a Delaware Corporation listed on the over the counter market in the USA. He is a well known businessman with interests in Australia and overseas and was directly responsible for introducing biotechnological research to the Company. Mr Gutnick has been responsible for overseeing the discovery, development and operation of a number of world class gold and nickel mines in Australia. He is a Director of the World Gold Council and was awarded the Diggers award at the 1997 Diggers and Dealers Industry Awards. Age 49.

The Hon. Robert Hawke AC BA LLB Blitt(Oxon)
Non-Executive Director

Mr Hawke a former Prime Minister of Australia (1983-1991), has been a Director since 1999. Mr Hawke is a Business Consultant, Chairman of the Committee of Experts on Membership of The Education International and Chairman of the Sydney City Mission Fundraising Task Force. He is a former President of the Australian Council of Trade Unions (1970-1980) and former President of the Australian Labor Party (1973-1978). Mr Hawke entered Federal Parliament in 1980 and became Leader of the Opposition before being elected Prime Minister. He resigned from Parliament in February 1992. Mr Hawke was made a Companion of the Order of Australia (AC) in 1979. Age 71.

Mr Jean-Noël Treilles
Non-Executive Director

Mr Treilles was appointed a Director of the Company in January 2000. Mr Treilles is Chairman and Chief Executive Officer of Holding Merck-Lipha France, a position he acceded to in January 1998. Prior to that appointment, he was Chairman and Chief Executive Officer of Group Lipha. Mr Treilles has held a number of executive positions with Group Lipha after joining the organisation as a Research Engineer in 1968. In addition to his responsibilities within Merck-Lipha France, he was appointed in November 1999 to President - Ethicals Merck. In addition to his corporate responsibilities, Mr Treilles is Vice Chairman of the Association "France Amériques Rhône-Alpes"; a member of the "Conseil scientifique stratégique de l'Institut Féderatif de Recherche Cardiovasculaire"; a member of the Board of the Ecole Normale Supérieure de Lyon and of the Ecole de Management de Lyon; President of the Foundation Rhône-Alpes Futur, Member of the board of directors of the Syndicat National des Industries Pharmaceutiques (SNIP) and a member of "Laboratories Internationaux de Recherche". Mr Treilles was awarded the Chevalier de l'Ordre National du Mérite in November 1995. Age 56.

Dr. Jeffrey M. Jonas, M.D.
Non-Executive Director

Dr. Jeffrey M. Jonas was appointed a Director of the Company in December 2000. He is President and Chief Executive Officer of AVAX and has extensive experience in pharmaceutical development, including in the areas of biotechnology, pharmacoeconomics, psychopharmacology as well as the acquisition and development of new cancer, antibiotic and immunological drugs. From 1994 to 1996, Dr. Jonas was Vice President of Clinical Development and Chief Medical Officer of Upjohn Laboratories. From 1991 to 1996, Dr. Jonas held positions at the Upjohn Company as Vice President of Worldwide Pharmaceutical Regulatory Affairs, Director of Psychopharmacology and Vice President of Clinical Development. Dr. Jonas is the author of a book on Prozac™ and over 100 scientific articles, abstracts, and book chapters. Dr. Jonas received his M.D. from Harvard Medical School in 1979 and a B.A. in Biology and English from Amherst College in 1975. Age 48.

Dr David Tyrwhitt PhD(Geology) BSc(Hons) FSEG(USA) FAusIMM CPGeo FIMM(London)
Non-Executive Director

Dr Tyrwhitt has been a Director of the Company since 1996 and has more than 40 years experience in the mining industry. He is currently a Director of six public listed companies of which five are primarily in the mining and exploration sector. He worked for over 20 years with Newmont Mining Corporation in Australia, South East Asia and the United States. During this time he was responsible for the discovery of the Telfer Gold Mine in Western Australia. He was Chief Executive of Newmont Australia Limited between 1984 and 1988 and Chief Executive Officer of Ashton Mining Limited between 1988 and 1991. He established his own consultancy in 1991 and worked with Normandy Mining Limited on a number of mining projects in South East Asia. Age 63.

Corporate Governance

The main corporate governance practices that the Board of Autogen Limited had in place during the year were:

1. Board of Directors

i. Board Responsibilities

The Board's role is to maximise wealth creation and shareholder value in the Company. It assumes responsibility for overseeing the affairs of the Company by ensuring that they are carried out in a professional and ethical manner and that business risks are effectively managed.

The Board oversees the Company's financial management including approving annual budgets and for implementing strategic plans, policies, systems and procedures. Senior Management performance is reviewed to ensure that the Company has the most appropriate mix of skills to meet its business objectives.

ii. Board Composition

While the Company's Constitution fixes the maximum number of Directors at twelve, the Board currently comprises one Executive Director and four Non-Executive Directors. Mr Gutnick is Executive Chairman and Managing Director. To ensure that it has the right mix of management skills and technical expertise to meet the challenges of its business, the Board regularly reviews its composition.

iii. Appointment/retirement of Directors

The Company's Constitution requires that all Directors other than the Managing Director submit themselves for re-election every three years with not less than one third of the Board retiring by rotation. Directors appointed during the period since the last Annual General Meeting of the Company must submit themselves for election at the next Annual General Meeting.

iv. Board Meetings

The full Board meets formally to conduct appropriate business. The Board uses resolutions in writing signed by all Directors to deal with matters requiring decisions between meetings.

v. Directors' Remuneration

Total remuneration for the Executive Director includes an annual salary and other entitlements. Attendance at and participation in Board and Committee meetings are considered among the duties of the Executive Director. Non-Executive Directors receive fees for attending Board and Committee meetings. Pro-rata fees are paid to Non-Executive Directors who serve for less than a full year.

vi External Advice to Directors

The Company recognises that in the exercise of their responsibilities there may be occasions when Directors may wish to seek independent professional advice. With the prior consent of the Chairman, advice can be obtained at the Company's expense and is to be made available to the whole Board.

2. Board Committees

The Board has Committees to address the areas of remuneration and audit.

i. Remuneration Committee

The Remuneration Committee, chaired by Mr Gutnick meets to review remuneration policies and practices of the Company, to ensure that they meet current market conditions. The Committee draws on the experience of Senior Management and where appropriate, seeks the advice of external consultants.

ii. Audit Committee

The Audit Committee, under the Chairmanship of Mr Gutnick, meets to plan and review annual and half-yearly financial statements and reports prior to their release to the Australian Stock Exchange. The Committee also monitors the performance of the Company's Auditors and for evaluation of the adequacy and effectiveness of internal controls. The external Auditor is invited to attend and speak at these meetings.

3. Risk Management

The Company continues to monitor its operations to identify the greatest areas of potential risk to minimise any adverse effects on the Company's strategic, operational and financial activities.

i. Scientific Advisory Board

The Scientific Advisory Board was established by the Company's Board to assist with the Board's goal of establishing a portfolio of research programs covering diabetes, obesity, allergic disorders and other major diseases with the aim of commercialisation.

The Scientific Advisory Board is responsible for identifying new research opportunities and monitoring existing projects. It meets no less than every two months and reviews the status of each project being undertaken. It also discusses, reviews and when appropriate, recommends new projects to the Autogen Board. All projects recommended have undergone rigorous review by a sub-committee of the Scientific Advisory Board as part of the due diligence process.

Senior Management of Autogen provides support to the Advisory Board and attend each meeting.

4. Code of Conduct

i. Ethical Standards

Autogen Limited operates under a code of conduct that sets out the ethical standards under which the Company operates when dealing with internal and external parties. This code requires parties to act with integrity, fairness and honesty in all dealings and to treat other parties with dignity at all times. They are required to:

- not discriminate against any staff member or potential employee;
- carry out their duties in respect to the law at all times;
- to use the Company's assets responsibly;
- to respect the confidentiality of the Company's business dealings; and
- take responsibility for their own actions and for the consequences surrounding their own actions.

ii. Share Trading

It is the Company's Policy to encourage Directors, employees and related parties to own shares in the Company. The trading in shares policy strongly reinforces the obligations of

Directors and employees, both of the Company and A.W.I. Administration Services Pty Ltd, under the Corporations Act 2001 and the Australian Stock Exchange Listing Rules in relation to trading in Company shares. The acquisition and sale of Company shares by Directors and employees is restricted to periods of fourteen (14) days immediately following announcement of the Company's half yearly and annual reports to the Australian Stock Exchange. Directors, employee and related parties can seek permission from the Chairman outside this 14 day period. Directors and employees are required to report share trading to the Company Secretary.

5. Continuous Disclosure Compliance

The Company's continuous disclosure compliance procedure enables it to meet its obligations and to ensure that all matters, which may require announcement to the Australian Stock Exchange, are brought to the attention of Directors immediately.

6. Communicating with Shareholders

The Board ensures that Shareholders are kept informed of all major developments that affects their shareholding or the Company's state of affairs through half-yearly, annual and ad hoc reports. All Shareholders are encouraged to attend the Annual General Meeting to meet the Chairman and Directors and to receive the most updated report on Company activities. The Company maintains a website at http://www.autogenlimited.com.au to provide shareholders with up to date information on the Company's activities. Shareholders may also communicate with the Company through its e-mail address autogen@awi.com.au.

Australian Stock Exchange Information

As at 31 August 2001 the following information applied:

1. SUBSTANTIAL SHAREHOLDERS

Substantial shareholders disclosed in substantial shareholder notices to the Company:

Name	Number of Fully Paid Ordinary Shares held
Edensor Nominees Pty Limited (*)	7,547,132
Normandy Mining Finance Limited	6,089,002
Lipha s. a.	5,668,750
Charterbank Corporation	2,880,000

(*) Mr J I Gutnick is a Director and Shareholder of Edensor Nominees Pty Limited.

2. SECURITIES

(a) *FULLY PAID ORDINARY SHARES*

The number of holders of fully paid ordinary shares in the Company is 3,641. On a show of hands every holder of fully paid ordinary shares present or by proxy, shall have one vote. Upon a poll, each fully paid ordinary share shall have one vote. The distribution of holders of fully paid ordinary shares is as follows:

Category		Number of Shareholders
Holding between	1-1,000 Shares	2,561
Holding between	1,001 - 5,000 Shares	851
Holding between	5,001 – 10,000 Shares	127
Holding between	10,001-100,000 Shares	83
Holding more than	100,001 Shares	19

The number of holders with less than a marketable parcel of 495 fully paid ordinary shares is 1,970. The Company's fully paid ordinary shares are quoted on the Australian Stock Exchange using the code AGT. The top 20 shareholders are as follows:

Name	Number of Fully Paid Ordinary Shares held	Percentage interest
Edensor Nominees Pty Limited	5,577,724	14.75
ANZ Nominees Limited	5,134,590	13.58
Lipha S.A.	4,932,564	13.04
Accounting Concepts Limited	2,880,000	7.62
BB Nominees Pty Ltd	2,387,849	6.31
Edensor Nominees Pty Ltd <SM A/C>	2,000,000	5.29
Queensland Investment Corporation	1,800,193	4.76
Ravkin Pty Limited	1,488,752	3.94
Moniton Proprietary Limited	1,351,346	3.57
Mr Harris Toibb	1,220,000	3.23
Lipha S.A.	736,186	1.95
Australian Gold Resources Limited	640,000	1.69
Carstock Nominees Pty Ltd	425,000	1.12
Grenfell Securities Limited	320,000	0.85
Beneficial Insurance Company Limited	308,111	0.81

National Nominees Limited	276,906	0.73
LJ Morey Holdings Pty Ltd	127,887	0.34
Merrill Lynch (Australia) Nominees Pty Ltd	116,154	0.31
Emperor Crest Pty Ltd <Naran Family A/C>	110,000	0.29
Quantum Resources Limited	95,554	0.25
Total	**31,928,816**	**84.43**

(b) OPTIONS MATURING 12 MARCH 2010 OVER FULLY PAID ORDINARY SHARES

The number of holders of options maturing 12 March 2010 over fully paid ordinary shares in the Company is 1,031. Proxyholders may attend and speak at general meetings of the Company. However they do not have an entitlement to vote upon the business before the meeting either by show of hands nor by proxy or at a poll. The distribution of holders of options maturing 12 March 2010 over fully paid ordinary shares is as follows:

Category		Number of optionholders
Holding between	1-1,000 Options	535
Holding between	1,001 - 5,000 Options	289
Holding between	5,001 - 10,000 Options	84
Holding between	10,001-100,000 Options	105
Holding more than	100,001 Options	18

The number of holders with less than a marketable parcel of 2,500 options over fully paid ordinary shares is 714. The Company's Options maturing 12 March 2010 over fully paid ordinary shares are quoted on the Australian Stock Exchange using the code AGTO. The top 20 optionholders are as follows:

Name	Number of Options held	Percentage interest
Edensor Nominees Pty Limited	7,362,744	33.23
Lipha S.A.	4,439,308	20.03
ANZ Nominees Limited	820,000	3.70
BB Nominees Pty Ltd	762,125	3.44
PEP Nominee Pty Ltd	742,960	3.35
Mr Mordechai Gutnick	596,626	2.69
VAGG Investment Management Services Pty Limited	455,944	2.06
Reef Securities Limited	420,739	1.90
Jagen Nominees Pty Ltd	420,100	1.90
Mr Mustafa Shail & Mrs Nuriye Shail <Shail Super Fund A/C>	300,000	1.35
Handelsfinanz-CCF Banh	167,871	0.76
Queensland Investment Corporation	151,832	0.69
Colluceo March Nominees Pty Ltd	143,837	0.65
Irvay Nominees Pty Ltd <Trading Account>	140,000	0.63
Mrs Deanne Goldschmidt	120,000	0.54
Jewish Family Community Centre Inc.	120,000	0.54
FNL Investments Pty Limited <Super A/C>	106,137	0.48
Advance Publicity Pty Ltd	104,000	0.47
Mr Nicholas Kolesovs	100,000	0.45
Mr Stephen John Roberts	100,000	0.45
Total	**17,574,223**	**79.31**

Corporate Information

Directors
Joseph Gutnick
The Hon Robert J L Hawke
Jean-Noel Treilles
Jeffrey Jonas
David Tyrwhitt

Company Secretary
Peter Lee

Senior Management
Professor Greg Collier, Chief Scientific Officer
Peter Lee, General Manager Corporate & Company Secretary

Scientific Advisory Board
Professor Paul Zimmet A.M.
Dr John Blangero
Dr Ian Mackay A.M.
Professor Robert Williamson
Professor Ian Gust A.O.

Registered Office and Domicile
210 Kings Way
South Melbourne
Victoria 3205 Australia
Telephone: +61 3 9234 1188
Facsimile: +61 3 9234 1189
E-mail: autogen@awi.com.au
Internet: http://www.autogenlimited.com.au

Legal Form
A public company limited by shares

County of Incorporation
Australia

Share Registry
Computershare Investor Services Pty Limited
Level 12
565 Bourke Street
Melbourne Victoria 3000 Australia
Telephone: +61 3 9615 5970
Facsimile: +61 3 9611 5710

Shareholder Information
Manager Investor Relations
Telephone: +61 3 9234 1188
Facsimile: +61 3 9234 1189
E-mail: autogen@awi.com.au
Internet: http:/www.autogenlimited.com.au

Australian Stock Exchange Listing Codes
AGT
AGTO

Auditors
PKF
Level 11, CGU Tower
485 LaTrobe Street
Melbourne Victoria 3000

Solicitors
Clayton Utz
Level 18
333 Collins Street
Melbourne Victoria 3000

Gadens Lawyers
Level 10
40 St George's Terrace
Perth Western Australia 6000

Bankers
The Bank of Melbourne
360 Collins Street
Melbourne Victoria 3000


UNKN
NTC

AUTOGEN LIMITED
Annual Report 2000

ABN 79 000 248 304

CHAIRMAN'S REPORT



Autogen aims to be a world leader in the development of diagnostics and novel drug therapies to treat some of the world's most prevalent diseases.

his past year has seen a number of exciting new developments for Autogen. Like any company that wishes to grow and enjoy the benefits of an industry that is changing so rapidly, Autogen's focus and strategy has evolved as the Company has developed and accordingly, our research and development focus has also changed over the past few years.

Under the direction of Professor Greg Collier, Autogen's new Research and Development Director, the team of over 40 scientists has narrowed the focus of the research projects to areas that we now believe hold the greatest opportunities for success and, once successful, the greatest potential for commercial return.

Autogen's new focus can be clearly stated as aiming to use gene discovery approaches to identify novel therapeutic targets. Autogen has established itself as a leading discovery and development company with major technology platforms in genomics. Autogen's ultimate mission is to be a leader in the development of novel drug therapies to treat some of the world's most prevalent diseases.

Our major research and development program in obesity and diabetes has progressed remarkably well over the past year, with a number of genes identified under examination and patent applications filed for six novel discoveries.

Autogen's link with the European pharmaceutical company Lipha s.a. ("Lipha"), a wholly owned subsidiary of Merck KGaA, Darmstadt, Germany, was strengthened during the past year with new research contracts entered into covering the next five years of research. Included in these contracts is the development of exciting new gene discoveries such as "Beacon" through functional validation and high throughput screening. The strategic alliance between Autogen and Lipha demonstrates the interest that our research is creating worldwide and having Lipha as a substantial shareholder further confirms my own enthusiasm for Autogen.

The commissioning of Autogen's new state-of-the-art gene-chip microarray facility is a major step forward for the Company, strengthening Autogen's technology platform and enhancing our capacity to identify genes involved in disease development. The facility will not only dramatically accelerate the speed of discovery in the existing research programs, but will also form the basis of new research programs initially aimed at disorders of the central nervous system, including depression and anxiety.

Autogen's growth will continue to be enhanced by access to key human DNA samples including exclusive access to a number of populations in Nauru, Mauritius and Tasmania.

In order to ensure the success of our research programs, Autogen aims to identify new targets and then to establish early partnering with major pharmaceutical companies. The ability to establish these partnering arrangements has been enhanced by the appointment in June 2000 of OrbiMed Advisors LLC, a leading American financial advisor and asset manager in the biotechnology and pharmaceutical sectors, to assist Autogen in exploring strategic options.

Autogen's key strength is its world class team of scientists who will lead Autogen into the new millennium. The team is assisted by the *internationally respected Scientific Advisory Board*, headed by Professor Paul Zimmet AM, which now consists of Professor Ian Gust AO, Professor Robert Williamson FRS, and Dr Ian Mackay AM.

It is now evident that genetics play a key role in the development of many common diseases. Autogen's research places it at the forefront of developments for the treatment of some of the world's most prevalent diseases and the research approach we have already developed means new treatments to a whole range of diseases are within our grasp.

We look forward to another exciting year at Autogen and thank our shareholders for their continued support.

J. I. Gutnick

J I GUTNICK
Chairman & Managing Director

"Autogen aims to seek rapid commercialisation of research programs and to participate in the success of resulting products"

B O A R D O F D I R E C T O R S

One of Autogen's key strengths is its experienced and diverse Board of Directors.



MR JOSEPH GUTNICK FAusIMM FAIM
CHAIRMAN AND MANAGING DIRECTOR

Mr Gutnick has been a Director of the Company since 1984 and is currently Chairman and Managing Director of seven listed public companies and Non-Executive Chairman of one listed public company. He is a well-known businessman with interests in Australia and overseas and was directly responsible for introducing biotechnological research to the Company. Mr Gutnick has been responsible for overseeing the discovery and development of major gold and nickel and cobalt mines in Australia. Mr Gutnick is a Fellow of the Australasian Institute of Mining and Metallurgy, a Fellow of the Australian Institute of Management and is a Director of the World Gold Council. Age 48.



THE HON. ROBERT HAWKE AC, BA LLB BLitt(Oxon)
NON-EXECUTIVE DIRECTOR

Mr Hawke, a former Prime Minister of Australia (1983-1991), has been a Director of the Company since February 1999. Mr Hawke is a Business Consultant, Chairman of the Committee of Experts on Membership of The Education International and Chairman of the Sydney City Mission Fundraising Task Force. He is a former President of the Australian Council of Trade Unions (1970-1980) and former President of the Australian Labor Party (1973-1978). Mr Hawke entered Federal Parliament in 1980 and became Leader of the Opposition before being elected Prime Minister. He resigned from Parliament in February 1992. Mr Hawke was made a Companion of the Order of Australia (AC) in 1979. Age 70.



MR JEAN-NOËL TREILLES
NON-EXECUTIVE DIRECTOR

Mr Treilles was appointed a Director of the Company in February 2000. Mr Treilles is Chairman and Chief Executive Officer of Holding Merck-Lipha France, a position he acceded to in January 1998. Prior to that appointment, he was Chairman and Chief Executive Officer of Group Lipha. Mr Treilles has held a number of executive positions with Group Lipha after joining the organisation as a Research Engineer in 1968. In addition to his responsibilities within Merck-Lipha France, he was appointed in November 1999 to President – Ethicals Merck. In addition to his corporate responsibilities, Mr Treilles is a member of the Board of the Ecole Normale Supérieure de Lyon; of the Ecole de Management de Lyon; President of the Foundation Rhône-Alpes Futur and a member of Flamel Technologies Board. Mr Treilles was awarded the Chevalier de l'Ordre National du Mérite in November 1995. Age 55.



PROFESSOR CLAUDE BOUCHARD PhD
NON-EXECUTIVE DIRECTOR

Professor Claude Bouchard was appointed a Director of the Company in 1999. He has had a distinguished career in the field of obesity research. Professor Bouchard is Executive Director of the Pennington Biomedical Research Centre at the Louisiana State University. He formerly held the position of Professor of the Donald Brown Research Chair on Obesity and Professor of Kinesiology, Department of Social and Preventive Medicine, Faculty of Medicine, both at the Laval University, Ste-Foy, Québec, Canada. Professor Bouchard is also author or co-author of more than 500 research papers and has made more than 600 presentations at various conferences around the world. Age 61.



DR DAVID TYRWHITT PhD(Geology) BSc(Hons) Geology FSEG(USA) FAusIMM CPGeo FIMM(London)
NON-EXECUTIVE DIRECTOR

Dr Tyrwhitt has been a Director of the Company since 1996 and has more than 40 years experience in the mining industry. He is currently a Director of seven listed public companies of which five are primarily in the mining and exploration sector. He worked for over 20 years with Newmont Mining Corporation in Australia, South-East Asia and the United States. During this time, he was responsible for the discovery of the Telfer Gold Mine in Western Australia. He was Chief Executive of Newmont Australia Limited between 1984 and 1988 and Chief Executive Officer of Ashton Mining Limited between 1988 and 1991. He established his own consultancy in 1991 and worked with Normandy Mining Limited on a number of mining projects in South-East Asia. Age 62.

A D V I S O R S



PROFESSOR GREG COLLIER BSc(Hons) PhD
RESEARCH AND DEVELOPMENT DIRECTOR

Professor Greg Collier joined Autogen's management team as Research and Development Director during the year, bringing a renewed focus to the research portfolio and providing direction in the rapidly advancing biotechnology field. Professor Collier monitors all research programs giving particular attention to policy development and the future development of strategic opportunities and new project identification. Professor Collier is one of Australia's leading authorities in the field of obesity and diabetes. He has worked at major national and international research institutions that specialise in the areas of metabolism and environmental genetic determinants. He currently holds a personal chair at the School of Health Sciences at Deakin University and has published over 200 peer-reviewed articles in international journals and conference proceedings.



SCIENTIFIC ADVISORY BOARD

The Scientific Advisory Board is responsible for identifying new research opportunities.

PROFESSOR PAUL ZIMMET AM, MD FRACP FRCP FACN FACE

Professor Zimmet is a leading world authority in the fields of diabetes and obesity. He is Professor/Director of the International Diabetes Institute, Professor of Diabetes at Monash University and Professor in the Graduate School of Public Health University of Pittsburgh in the USA. He is actively involved with the World Health Organisation's Diabetes and Obesity Study Groups and is a member of the Federal Task Force on Diabetes, Victorian Ministerial Advisory Committee for Diabetes and the National Obesity Strategic Committee.



DR IAN MACKAY AM, MD(MELB) FRCP FRACP FRCPA FAA

Dr Mackay is an international authority on autoimmune diseases. He is Principal Research Fellow in the Department of Biochemistry and Molecular Biology at Monash University. He was formerly Head of the Clinical Research Unit of the Walter & Eliza Hall Institute and Royal Melbourne Hospital. In September 1998, Dr Mackay and co-editor Dr N.R. Rose published their influential text, *The Auto-immune Diseases*, 3rd edition.



PROFESSOR ROBERT WILLIAMSON PhD FRCP FRS

Professor Williamson is an international authority on gene therapy. He has worked at major international research institutions, which specialise in the areas of molecular biology. He currently holds the positions of Director, Murdoch Children's Research Institute, Executive Director, Victorian Clinical Genetics Service and Professor of Medical Genetics, University of Melbourne.



PROFESSOR IAN GUST AO, MD FRCPA FRACP FTS

After establishing the MacFarlane Burnet Centre for Medical Research and becoming its first Director, Professor Gust moved to CSL Limited ("CSL") in 1990 to become Research and Development Director. During the ensuing decade he was responsible for managing a research and development budget of more than $20 million per annum. Recently retired from CSL, Professor Gust serves as a scientific advisor to the Bill and Melinda Gates Children's Vaccine Program, the International AIDS Vaccine Initiative and the World Health Organisation. He is a Non-Executive Director of Promics Pty Ltd and a member of the board of the Cooperative Research Centre for Vaccine Technology.



COMPANY STRATEGY

mission

- To be a world leader in the development of novel drug therapies to treat some of the world's most prevalent diseases.
- To identify new targets and to establish early partnering with major pharmaceutical companies.
- To seek rapid commercialisation of research programs and participate in the success of resulting products.

overview

Autogen is an Australian biotechnology research and development company committed to creating shareholder wealth through developing innovative products that improve the quality of life. Autogen specialises in using gene discovery approaches to identify novel therapeutic targets and has established itself as a leading discovery and development company, with major technology platforms in genomics.

Autogen's research and development program utilises exclusive access to a number of human DNA collections derived from various populations around the world with high prevalence of common metabolic diseases and access to a unique animal model of human disease, the Israeli sand rat. Autogen has strategically employed more than 40 leading Australian scientists via a number of key universities and institutions and provided them with an innovative drug discovery platform, which includes state-of-the-art gene technology that gives Autogen a clear competitive edge.

The potential of this approach and early success in discovery has attracted interest from international pharmaceutical companies, highlighted by the recent alliance with Lipha s.a. ("Lipha"), a wholly owned subsidiary of Merck KGaA, Darmstadt, Germany. Lipha has committed to a minimum of $18 million of funding support to Autogen's diabetes and obesity research programs over the next five years and has become a major shareholder in the Company. In addition, Lipha has committed to funding the development of targets identified by the Autogen research program through clinical trials to new drug therapies.

Initially, the focus of research has been directed towards obesity and diabetes however, new programs have recently been commenced that will expand the research and development portfolio into central nervous system disorders such as depression and anxiety and other common diseases with high prevalence. These new research programs will be the basis of future strategic alliances with international pharmaceutical partners.




DIABETES & OB

research

The objective of this project is the identification of novel genes and the development of new pharmaceutical products for treatment of obesity and Type 2 diabetes.

iabetes and obesity are two of the most common and challenging health problems facing Australia and other nations. The World Health Organisation ("WHO") estimates there are about 250 million people worldwide who suffer from obesity. The escalating rates of obesity globally have resulted in the WHO and the International Obesity Task Force declaring an obesity epidemic worldwide. As obesity prevalence increases, so will diabetes which currently affects 120 million people worldwide. The cost of treatment of these common metabolic diseases is enormous and in the USA alone, it is estimated to be in excess of US$100 billion per annum.

Autogen employs over 40 Australian scientists via a number of key universities and institutions in the obesity and diabetes research efforts, with programs capitalising on the exclusive access to human serum and DNA samples and a unique animal model.

Through a strategic alliance with the International Diabetes Institute headed by Professor Paul Zimmet AM, the program has secured access to populations with a range of different racial backgrounds and high prevalence of diseases.

These populations include Tasmanians (Caucasian), Mauritians (Indian, Creole and Chinese) and Nauruans (Micronesian). These serum and DNA collections represent one of the most comprehensive worldwide. The diversity in these populations, some with small founder populations, good historical records, family histories for genealogical studies and pedigree construction, provides a unique database which is ideal for genetic studies and identification of genes underlying common metabolic disturbances such as obesity and diabetes.

This research program involves a number of field studies and international efforts in addition to a new fully equipped gene discovery laboratory in Melbourne. Current efforts in genome mapping in the Autogen funded laboratories at Deakin University and the International Diabetes Institute laboratories are progressing rapidly.


SUB-CELL GT


SCHOTT
DURAN
400

DIABETES & OBESITY research (continued)

The Israeli sand rat develops obesity and diabetes in a manner very similar to humans, providing an ideal model to identify new genes targeted for study in humans.

Working closely with Autogen's human discovery team is our research team at Deakin University utilising the unique animal model, the Israeli sand rat, to identify disease-causing genes. The Israeli sand rat develops obesity and diabetes in a manner very similar to humans, with a broad spectrum of glucose intolerance, insulin resistance and obesity, providing an ideal model to identify new genes targeted for study in humans.

This program has already achieved exciting results, with a number of genes related to obesity and diabetes development identified. Preliminary patent applications covering six novel gene discoveries have been taken out. One of these discoveries by the Autogen research team is the Beacon gene, which clearly demonstrates a role in the regulation of food intake and body weight. This work was recently highlighted in a "hot topics" session at the North American Association for the Study of Obesity ("NAASO") annual meeting in

North Carolina. The sequence, genomic structure and localisation of a human Beacon have been determined. In addition, the predicted Beacon protein has been produced and administration of this protein has been shown to significantly regulate body weight gain and food intake. This discovery provides a new target for the development of a novel therapeutic approach to the treatment of obesity. Lipha, in collaboration with Autogen, will develop the discovery with signalling experiments and high throughput screening followed by clinical trials.

In addition to these promising and encouraging results, a number of novel genes are moving through the stages of identification and validation. These discoveries will provide novel targets for the development of new diabetes therapies.





NEW INITIATIVES

The robotic gene-chip facility further strengthens Autogen's technology platform and enhances our capacity to identify genes involved in disease development.

ecently Autogen established a state-of-the-art gene-chip microarray facility. The robotic gene-chip facility further strengthens Autogen's technology platform and enhances our capacity to identify genes *involved in disease development.*

The new laboratory facility incorporates the latest scientific advances in robotics and fluid mechanics, in combination with advancing techniques in molecular biology and provides a powerful method for analysing the expression of thousands of genes simultaneously. The facility will not only dramatically accelerate the speed of discovery in the existing research program, but will also form the basis of new research programs initially aimed at disorders of the central nervous system, including depression and anxiety. The new technology platform will allow large-scale production of customised gene chips for expression arrays using the latest robotic technology. Expansion of our research program using the gene-chip technology is a major initiative for Autogen over the next two years.

The Company recognises the strength of forming strategic partnerships with major pharmaceutical companies. In order to develop such relationships, Autogen has retained OrbiMed Advisors LLC ("OrbiMed"), a leading American financial advisor and asset manager in the biotechnology and pharmaceutical sectors. By serving as an ongoing extension of Autogen's management team, OrbiMed is able to enhance strategic decision-making and the implementation of corporate initiatives.


OTHER

Joint venture negotiations are underway to optimise market opportunities for Autogen's sub-licence of the anti-GAD assay outside of Japan.

uring the past year, the Company completed the Type 1 diabetes project aimed at providing an anti-GAD (glutamic acid decarboxylase) diagnostic for the screening of Type 1 diabetes.

Through our strategic partner, Kyokuto of Japan, an assay system of sensitivity and reliability not previously obtained without the use of radioactive assays, has been achieved. Kyokuto has used advanced chemiluminescent technology to produce an environmentally friendly ELISA assay kit of superior sensitivity. Joint venture negotiations are underway to optimise market opportunities for Autogen's sub-licence of the anti-GAD assay outside of Japan.

During the past year the Company also completed a small diabetes program that aimed to develop a blood test for monitoring the function of pancreatic islet cells after transplantation until they reached maturity. This project also included efforts to bioengineer a chamber to house the cells so that they can resist rejection after transplantation. This program has now been completed.

Other small programs currently funded by the Company include a diagnostic test for the detection and measurement of surfactant protein levels in blood as an index of lung damage and a new project exploring novel immunological approaches to the treatment of hayfever.

CORPORATE GOVERNANCE



The main corporate governance practices that the Board of Autogen Limited had in place during the year were:

1. BOARD OF DIRECTORS

i. Board Responsibilities

The Board's role is to maximise wealth creation and Shareholder value in the Company. It assumes responsibility for overseeing the affairs of the Company by ensuring that they are carried out in a professional and ethical manner and that business risks are effectively managed. The Board oversees the Company's financial management including approving annual budgets and implementing strategic plans, policies, systems and procedures. Senior Management performance is reviewed to ensure that the Company has the most appropriate mix of skills to meet its business objectives.

ii. Board Composition

While the Company's Constitution fixes the maximum number of Directors at twelve, the Board currently comprises one Executive Director and four Non-Executive Directors. Mr Gutnick is Executive Chairman and Managing Director. To ensure that it has the right mix of management skills and technical expertise to meet the challenges of its business, the Board regularly reviews its composition.

iii. Appointment/Retirement of Directors

The Company's Constitution requires that all Directors, other than the Managing Director, submit themselves for re-election every three years with not less than one third of the Board retiring by rotation. Directors appointed during the period since the last Annual General Meeting of the Company must submit themselves for election at the next Annual General Meeting.

iv. Board Meetings

The full Board meets formally to conduct appropriate business. The Board uses resolutions in writing signed by all Directors to deal with matters requiring decisions between meetings.

v. Directors' Remuneration

Total remuneration for the Executive Director includes an annual salary and other entitlements. Attendance at and participation in Board and Committee meetings are considered among the duties of the Executive Director. Non-Executive Directors receive fees for attending Board and Committee meetings. Pro-rata fees are paid to Non-Executive Directors who serve for less than a full year.

vi. External Advice to Directors

The Company recognises that in the exercise of their responsibilities there may be occasions when Directors may wish to seek independent professional advice. With the prior consent of the Chairman, advice can be obtained at the Company's expense and is to be made available to the whole Board.

2. BOARD COMMITTEES

The Board has Committees to address the areas of remuneration and audit.

i. Remuneration Committee

The Remuneration Committee, chaired by Mr Gutnick, meets to review remuneration policies and practices of the Company, to ensure that they meet current market conditions. The Committee draws on the experience of Senior Management and where appropriate, seeks the advice of external consultants.

ii. Audit Committee

The Audit Committee, under the Chairmanship of Mr Gutnick, meets to plan and review annual and half-yearly financial statements and reports prior to their release to the Australian Stock Exchange. The Committee also monitors the performance of the Company's Auditors and for evaluation of the adequacy and effectiveness of internal controls. The Chief Financial Officer and the external Auditor are invited to attend and speak at these meetings.

3. RISK MANAGEMENT

The Company continues to monitor its operations to identify the greatest areas of potential risk to minimise any adverse effects on the Company's strategic, operational and financial activities.

i. Scientific Advisory Board

The Scientific Advisory Board was established by the Company's Board to assist with the Board's goal of establishing a portfolio of research programs covering diabetes, obesity, allergic disorders and other major diseases with the aim of commercialisation.

The Scientific Advisory Board is responsible for identifying new research opportunities and monitoring existing projects. It meets no less than every two months and reviews the status of each project being undertaken. It also discusses, reviews and when appropriate, recommends new projects to the Company's Board. All projects recommended have undergone rigorous review by a sub-committee of the Scientific Advisory Board as part of the due diligence on projects.

Senior Management of Autogen Limited provide support to the Scientific Advisory Board and attend each meeting.

ii. Environment

Details of the environmental policy and other related matters are provided in the Environment section of the Directors' Report.

iii. Occupational Health and Safety

Autogen Limited is committed to providing a safe and healthy working environment for all staff. The Company considers that safety is a collective responsibility and ensures that regular training in safe working methods is undertaken and encourages participation and involvement in the development of workplace safety programs. Staff are therefore encouraged to attend and contribute to the regular safety meetings. Individual employees and employees of contractors are required to practice safe working habits, to take all reasonable care to prevent injury to themselves and their colleagues and to report all hazards and accidents. New staff and contractors (where appropriate) are required to undergo an induction program to familiarise themselves with policies, procedures and work practices prior to commencing work. All staff are covered against injury under the various Workers' Compensation Acts.

iv. Year 2000 Compliance

The Company had taken extensive precautions in the lead up to 1 January 2000 to ensure that its Year 2000 exposure to its systems and operations was minimised. As a result, the Company's systems were declared Year 2000 compliant and 1 January 2000 and each subsequent key date passed without disruption.

v. A New Tax System ("ANTS")

In the lead up to 1 July 2000 and the introduction of ANTS the Company undertook a complete review of its operations to ensure that it was in a position to maximise the opportunities under ANTS. As a consequence, on 1 July 2000, the Company's operational and financial systems were converted to conform to the requirements of ANTS including the Goods and Services Tax and PAYG.

4. CODE OF CONDUCT

i. Ethical Standards

Autogen Limited operates under a code of conduct that sets out the ethical standards under which the Company operates when dealing with internal and external parties. This code requires parties to act with integrity, fairness and honesty in all dealings and to treat other parties with dignity at all times. They are required to:

- not discriminate against any staff member or potential employee;
- carry out their duties in respect to the law at all times;
- to use the Company's assets responsibly;
- to respect the confidentiality of the Company's business dealings; and
- take responsibility for their own actions and for the consequences surrounding their own actions.

ii. Share Trading

It is the Company's policy to encourage Directors, employees and related parties to own Shares in the Company. The Trading in Shares Policy strongly reinforces the obligations of Directors and employees, both of the Company and A.W.I. Administration Services Pty Ltd, under the Corporations Law and the Australian Stock Exchange Listing Rules in relation to trading in Company shares. The acquisition and sale of Company shares by Directors and employees is restricted to periods of fourteen (14) days immediately following announcement of the Company's half-yearly and annual reports to the Australian Stock Exchange. Directors, employees and related parties can seek permission from the Chairman to purchase or sell shares outside this 14 day period. Directors and employees are required to report share trading within those periods to the Company Secretary.

5. CONTINUOUS DISCLOSURE COMPLIANCE

The Company's continuous disclosure compliance procedure enables it to meet its obligations and to ensure that all matters, which may require announcement to the Australian Stock Exchange, are brought to the attention of Directors immediately.

6. COMMUNICATING WITH SHAREHOLDERS

The Board ensures that Shareholders are kept informed of all major developments that affect their shareholding or the Company's state of affairs through half-yearly, annual and ad hoc reports. All Shareholders are encouraged to attend the Annual General Meeting to meet the Chairman and Directors and to receive the most updated report on Company activities.

The Company maintains a website at **http://www.autogenlimited.com.au** to provide shareholders with up-to-date information on the Company's activities. Shareholders may also communicate with the Company through its email address **autogen@awi.com.au**.

DIRECTORS' REPORT

The Directors of Autogen Limited present their Report for the year ended 30 June 2000.

1. DIRECTORS

The Directors of the Company in office since 1 July 1999 and up to the date of this Report are:

Mr Joseph Gutnick FAusIMM FAIM
Chairman and Managing Director

The Hon. Robert Hawke AC BA LLB Blitt(Oxon)
Non-Executive Director

Mr Jean-Noël Treilles
Non-Executive Director

Professor Claude Bouchard PhD
Non-Executive Director

Dr David Tyrwhitt PhD(Geology) BSc(Hons)Geology FSEG(USA) FAusIMM CPGeo FIMM(London)
Non-Executive Director

Dr Neville McCarthy AO
Dr McCarthy retired as a Director during the year, due to ill health.

Particulars of Directors' qualifications, experience and special responsibilities are set out on page 2 of this Annual Report.

2. REVIEW AND RESULTS OF OPERATIONS

A review and results of operations is contained in the Chairman's Report and elsewhere throughout this Annual Report. The financial result of the operations was a loss of $9,034,106 after providing for income tax.

3. SIGNIFICANT CHANGE IN STATE OF AFFAIRS

The Directors are of the opinion that other than that disclosed in this Annual Report, there has not been any significant changes in the state of affairs of the Economic Entity during the year under review.

4. PRINCIPAL ACTIVITY

The principal activity of the Economic Entity during the financial year was medical research. There has been no significant change in the nature of this activity during the financial year.

5. DIVIDENDS

The Directors do not recommend the payment of a dividend and no amount has been paid or declared by way of dividend since the end of the previous financial year and up to the date of this Annual Report.

6. EVENTS AFTER THE END OF THE FINANCIAL YEAR

Other than previously referred to in this Annual Report, there has not arisen in the interval between the end of the financial year and the date of this Report any item, transaction or event of a material and unusual nature which in the opinion of the Directors of the Economic Entity, has significantly affected or may significantly affect

- the operations of the Economic Entity
- the results of those operations, or
- the state of affairs of the Economic Entity

in financial years subsequent to this financial year.

7. FUTURE DEVELOPMENTS AND RESULTS

There are no likely developments of which the Directors are aware which could be expected to significantly affect the results of the Economic Entity's operations in subsequent financial years not otherwise disclosed in this Annual Report.

8. OPTIONS

At the date of this Report the Company had on issue the following listed and unlisted Options over Fully Paid Ordinary Shares.

(i) Listed

Number	Maturity Date	Issue Price	Exercise Price	Exercise Period
22,134,661	12 March 2010	$0.10	$0.25	Any time after 1 January 2001

Optionholders have no rights to participate in an issue of Shares unless they exercise their Options. The names of the persons who currently hold listed Options are entered on a Register maintained, for the Company, by Computershare Registry Services Pty Limited. In accordance with Section 170 of the Corporations Law, this Register may be inspected free of charge.

(ii) Unlisted

Number	Maturity Date	Issue Price	Exercise Price	Exercise Period
1,040,000	24 March 2010	$0.108	$1.16	Under terms and Conditions of the Senior Executive Share Option Plan

During the year and up to the date of this Annual Report the Company had issued 5,200,000 Options over Fully Paid Ordinary Shares. Since issue, no Options have lapsed.

In the period covered by this Report no Options have been exercised.

On 18 August 2000 Shareholders in General Meeting approved a 5:1 share consolidation. The number of Options on issue have been adjusted accordingly and the exercise price has been recalculated in inverse proportion to that ratio.

9. DIRECTORS' INTERESTS IN SHARES & OPTIONS

The relevant interest of each Director in the number of Fully Paid Ordinary Shares and Options over Fully Paid Ordinary Shares of the Company disclosed by that Director to the Australian Stock Exchange as at the date of this Report is:

Director	Relevant Interest	
	Shares	Options
J I Gutnick *	–	200,000**
R J L Hawke	–	–
J N Treilles	–	–
C Bouchard	–	–
D S Tyrwhitt	–	–

* Mr Gutnick is a Director and Shareholder of Edensor Nominees Pty Limited, which is a Substantial Shareholder of the Company.

** Allotted in accordance with the Rules of the Senior Executive Share Option Plan.

10. MEETINGS OF DIRECTORS

The number of meetings of Directors held including meetings of Committees of the Board during the financial year including their attendance was as follows:

	Board Committee		Audit Committee		Remuneration Committee	
	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended
J I Gutnick	6	6	2	2	1	1
R J L Hawke	6	5	–	–	–	–
N J McCarthy*	6	5	–	–	–	–
C Bouchard	6	1	–	–	–	–
D S Tyrwhitt	6	5	2	2	1	1
J-N Treilles	3	–	–	–	–	–

* Resigned on 26 April 2000.

Note: Mr Gutnick and Dr Tyrwhitt are members of the Audit Committee and Remuneration Committee.

11. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

Directors' remuneration is discussed in the Corporate Governance section of this Annual Report. Senior Management receive competitive remuneration packages, which includes a base salary and superannuation. The Remuneration Committee regularly reviews these packages and other employment terms. The reviews are based on performance achievements, relevant market information and Company performance.

(i) Directors

	Salary/ Consulting Fees	Directors' Fees	Other Benefits	Super-annuation Contributions	Total	Senior Executive Options*
	$	$	$	$	$	Number
J I Gutnick	129,889	–	43,913	24,085	197,887	200,000
R J L Hawke	–	75,000	–	–	75,000	–
N J McCarthy	36,607	–	173,462	–	210,069	100,000
C Bouchard	–	35,000	–	–	35,000	–
D S Tyrwhitt	–	15,000	–	1,050	16,050	–
J-N Treilles	–	–	–	–	–	–

(ii) Senior Management

	Salary/ Consulting Fees	Other Benefits	Super-annuation Contributions	Total	Senior Executive Options*
	$	$	$	$	Number
I Currie	29,500	1,078	5,015	35,593	150,000
G Collier	24,615	4,500	1,723	30,838	100,000
P Lee	20,000	1,154	2,400	23,554	70,000
N Stewart	8,593	–	10,587	19,180	–
D Simcox	14,700	–	1,107	15,807	20,000

*At the date of issue of the Options under the Senior Executive Option Plan, the Company undertook a valuation of the Options, which gave rise to a nil value being attributed to the Options. The number of Options have been adjusted for the 5:1 consolidation approved by Shareholders on 18 August 2000.

12. DIRECTORS' AND OFFICERS' INDEMNITY

Following approval of Members at the 1999 Annual General Meeting, the Company has entered into:

- an Indemnity Deed with each of the Directors which will indemnify them against liability incurred to a third party (not being the Company or any related company) where the liability does not arise out of conduct including a breach of good faith. The Indemnity Deed will continue to apply for a period of 10 years after a Director ceases to hold office; and
- a Director's Access and Insurance Deed with each of the Directors pursuant to which a Director can request access to copies of documents provided to the Director whilst serving the Company for a period of 10 years after the Director ceases to hold office. There will be certain restrictions on the Directors' entitlement to access under the proposed Deed. In addition, the Company will be obliged to use reasonable endeavors to obtain and maintain insurance for a former Director similar to that which existed at the time the Director ceased to hold office.

13. DIRECTORS' AND OFFICERS' INSURANCE

The Company has during or since the end of the financial year paid an insurance premium in respect of an insurance policy for the benefit of the Directors, Secretaries, Executive Officers and employees of the Company and any related bodies corporate as defined in the insurance policy. The insurance grants indemnity against liabilities permitted to be indemnified by the Company under Section 199B of the Corporations Law. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.

14. ENVIRONMENT

The Company has a goal of developing a Company-wide system that establishes an environmental performance regime that incorporates the reporting of environmental incidents and creates accountability and communicates performance against measured criteria. The Company's exploration activities through Topalite Resources Pty Ltd is conducted in accordance with and controlled by New South Wales State Government legislation. These activities are reported to the appropriate government authority as part of the reporting regime. As at the date of this Report the Company is not in any breach of any environmental guideline. The Company provides finance to recognised research organisations to conduct research and development activities in the area of biotechnology. These activities are conducted in accordance with, and are controlled by, Australian State Government legislation. Each of these facilities reports in accordance with this legislation.

Signed in accordance with a Resolution of the Board of Directors at Melbourne this 1st day of September 2000.

J. I. Gutnick

J I Gutnick

Director

NOTICE OF ANNUAL GENERAL MEETING

The 2000 Annual General Meeting of Autogen Limited will be held at the Kimberley Gardens Hotel, 221 Inkerman Street, East St Kilda, Victoria on Thursday, 19 October 2000 at 10.30 am.

All Shareholders and Optionholders are entitled to attend the meeting. However, only Shareholders are entitled to vote. If Shareholders are unable to attend, voting by proxy ensures that you are able to participate in the Company's affairs. Shareholders wishing to vote in this manner should complete and return the proxy form by the appointed date.

PROFIT & LOSS STATEMENTS

for the year ended 30 June 2000

	Note	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
Revenues					
Interest revenue	2	223,062	18,362	965,111	496,379
Other revenue	2	2,054,860	1,483,685	650	–
Total revenue		2,277,922	1,502,047	965,761	496,379
Costs and expenses					
Administration		(1,368,343)	(558,228)	(1,297,633)	(390,445)
Borrowing costs		(114,545)	(88,715)	(112,195)	(88,015)
Depreciation		(19,762)	(5,077)	(17,405)	(3,241)
Provision for doubtful debts		–	–	(4,001,261)	(1,575,900)
Bad debt write-off		(33,376)	–	–	–
Research and development expenditure		(5,114,212)	(2,959,146)	–	–
Revaluation of freehold land		–	(9,000)	–	(9,000)
Revaluation of freehold buildings		–	(2,164)	–	(2,164)
Total expenses		(6,650,238)	(3,622,330)	(5,428,494)	(2,068,765)
Operating loss before abnormal items and income tax	3	(4,372,316)	(2,120,283)	(4,462,733)	(1,572,386)
Abnormal items before income tax	4	(4,661,790)	(10,655,523)	(4,661,790)	(10,655,523)
Operating loss before income tax		(9,034,106)	(12,775,806)	(9,124,523)	(12,227,909)
Income tax attributable to operating loss	5	–	–	–	–
Operating loss after income tax		(9,034,106)	(12,775,806)	(9,124,523)	(12,227,909)
Accumulated losses at the beginning of the financial year		(40,233,946)	(27,458,140)	(36,863,150)	(24,635,241)
Accumulated losses at the end of the financial year		(49,268,052)	(40,233,946)	(45,987,673)	(36,863,150)

The Profit and Loss Statements are to be read in conjunction with the attached notes to and forming part of these financial statements.

BALANCE SHEETS

as at 30 June 2000

	Note	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
CURRENT ASSETS					
Cash		11,197,461	342,511	11,181,083	322,979
Prepayments		6,542	–	–	–
Receivables	7	–	33,376	–	–
TOTAL CURRENT ASSETS		11,204,003	375,887	11,181,083	322,979
NON-CURRENT ASSETS					
Receivables	7	160,603	167,452	115,013	113,532
Investments	8	2,291,613	6,953,403	2,291,613	6,953,403
Property, plant and equipment	9	664,712	148,614	663,455	145,000
TOTAL NON-CURRENT ASSETS		3,116,928	7,269,469	3,070,081	7,211,935
TOTAL ASSETS		14,320,931	7,645,356	14,251,164	7,534,914
CURRENT LIABILITIES					
Accounts payable	10	554,630	516,314	374,011	204,603
Borrowings	11	189,970	–	189,970	–
TOTAL CURRENT LIABILITIES		744,600	516,314	563,981	204,603
NON-CURRENT LIABILITIES					
Borrowings	11	76,598	1,615,914	76,598	1,615,914
TOTAL NON-CURRENT LIABILITIES		76,598	1,615,914	76,598	1,615,914
TOTAL LIABILITIES		821,198	2,132,228	640,579	1,820,517
NET ASSETS		13,499,733	5,513,128	13,610,585	5,714,397
EQUITY					
Issued Capital	12	47,944,266	41,778,560	47,944,266	41,778,560
Reserves	13	14,823,519	3,968,514	11,653,992	798,987
Accumulated losses		(49,268,052)	(40,233,946)	(45,987,673)	(36,863,150)
TOTAL EQUITY		13,499,733	5,513,128	13,610,585	5,714,397

The Balance Sheets are to be read in conjunction with the attached notes to and forming part of these financial statements.

STATEMENTS OF CASH FLOWS

for the year ended 30 June 2000

	Note	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Sundry income		650	46,934	650	–
Proceeds from research revenue		2,054,210	1,682,212	–	–
Payments in the course of operations		(1,503,957)	(320,497)	(1,129,706)	(447,819)
Interest received		223,062	18,362	965,111	11,726
Interest paid		(111,907)	–	(109,557)	–
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	15(a)	662,058	1,427,011	(273,502)	(436,093)
CASH FLOWS FROM INVESTING ACTIVITIES					
Loans advanced		–	–	(4,001,260)	(1,157,279)
Payments for exploration expenditure		–	(48,453)	–	–
Payments for research and development		(4,939,974)	(2,959,146)	–	–
Payments for property, plant and equipment		(535,860)	–	(535,860)	–
NET CASH (USED IN) INVESTING ACTIVITIES		(5,475,834)	(3,007,599)	(4,537,120)	(1,157,279)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net proceeds from issue of options	13	10,855,005	–	10,855,005	–
Proceeds from borrowings		3,828,930	1,545,000	3,828,930	1,545,000
Repayments of borrowings		(5,180,914)	–	(5,180,914)	–
Proceeds from issue of shares	12	6,165,705	–	6,165,705	–
NET CASH PROVIDED BY FINANCING ACTIVITIES		15,668,726	1,545,000	15,668,726	1,545,000
Net increase/(decrease) in cash held		10,854,950	(35,588)	10,858,104	(48,372)
Cash at the beginning of the financial year		342,511	378,099	322,979	371,351
CASH AT THE END OF THE FINANCIAL YEAR	15(b)	11,197,461	342,511	11,181,083	322,979

The Statements of Cash Flows are to be read in conjunction with the attached notes to and forming part of these financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(i) *Basis of Preparation*

The financial report is a general purpose financial report and has been prepared in accordance with applicable Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Law.

The financial report has been prepared on the historical cost basis and except where stated, does not take into account changing money values or current valuations of non-current assets.

Except where stated, the accounting policies are consistent with those of the previous year.

(ii) *The following Accounting Policies have been adopted in preparing and presenting the Financial Report.*

Principles of Consolidation

The consolidated accounts of the Consolidated Entity include the financial statements of the Company, being the Parent Entity and its Controlled Entities.

The balances and effects of transactions between the Controlled Entities and the Parent Entity included in the consolidated accounts have been eliminated.

Revenue Recognition

Revenue

Revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided, or when the fee in respect of services provided is receivable.

Interest Income

Interest income is recognised as it accrues.

Assets Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date an unconditional contract of sale is signed.

Other Revenue

Revenue recognition policies for investments are described in the relevant Accounting Policy Note.

Foreign Currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the profit and loss statement in the financial year in which the exchange rates change.

Borrowing Costs

Borrowing costs include interest and lease finance charges. Borrowing costs are expensed as incurred unless they relate to qualifying assets.

Classification of Assets and Liabilities

Assets and liabilities are classified as current and non-current. Current assets are cash or other assets that would in the ordinary course of business be consumed or converted into cash within twelve months. Current liabilities are liabilities that would in the ordinary course of business be due and payable within twelve months.

Non-Current Assets

The carrying value of non-current assets carried forward is reviewed on an undiscounted cash flow basis at balance date to ensure it is not in excess of the recoverable amount and if so, is written down to the lower amount.

Income Tax

Income tax has been brought to account using the liability method of tax effect accounting whereby income tax expense/benefit for the period is calculated on the accounting result after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that result and the taxable result. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expenses in periods different from those in which they are assessable or allowable for income tax purposes are represented as "Future income tax benefits" or "Provisions for deferred income tax" as the case may be at current tax rates.

Future income tax benefits are only carried forward as assets where realisation of the benefits can be regarded as being virtually certain.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

The ultimate realisation of the benefits will depend upon:

(a) the ability of the Consolidated Entity to derive future assessable income and capital profits of the nature and of sufficient amount to enable the benefits to be realised;

(b) the ability of the Consolidated Entity to comply with the conditions for deductibility imposed by law; and

(c) an expectation that legislation will not change in a manner which would adversely affect the ability of the Consolidated Entity concerned to realise the benefits.

Investments

Controlled Entities

Investments in Controlled Entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the profit and loss statement when they are declared by the Controlled Entities.

Other Companies

Investments have been valued at the lower of cost and net realisable value as determined in respect of each security holding.

Dividend revenue is recognised in the profit and loss account when received.

Property, Plant and Equipment

Property, plant and equipment is carried at the lower of cost less accumulated depreciation or independent valuation and recoverable amount.

Items of property, plant and research equipment are depreciated on a straight line basis over their estimated useful lives.

The depreciation rates used for each class are as follows:

• Buildings	2.5%
• Research Equipment	20.0 – 33.3%

Assets are depreciated/amortised from the date of acquisition.

Leased Assets

A distinction is made between finance leases (under which the Company or its Controlled Entities assumes substantially all the risks and benefits incidental to ownership of the leased property) and operating leases (under which the lessor effectively retains substantially all the risks and benefits). Where assets are acquired by means of finance leases, the present value of the minimum lease payments is capitalised and amortised on a straight line basis over the asset's expected useful life. A corresponding liability is also established and each lease payment is allocated between such liability and interest expense. Operating lease payments are expensed as incurred.

Revaluations

Land and buildings are independently valued every three years on a current market value basis and included in the financial statements at the revalued amounts.

A provision for capital gains tax is only provided when it is known that the asset will eventually be sold. This provision, when required, is made against the asset revaluation reserve.

Research and Development Expenditure

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond any reasonable doubt. Expenditure deferred to subsequent accounting periods is amortised over the period in which the related benefits are expected to be realised.

Senior Executive Share Option Plan

The Company has granted options to certain Executives under a Senior Executive Share Option Plan. Further information is set out in Note 23. The receivable and the option premium reserve have not been recognised as the probability that the economic benefits embodied in the asset will eventuate, cannot be reliably determined due to the terms of the Option Plan. These amounts will be recognised when options are exercised. Other than the costs incurred in administering the Plan which are expensed as incurred, the Plan does not result in any expense to the Company.

(iii) *Comparative Figures*

Where necessary, comparative figures have been restated to be consistent with current year presentation.

	Note	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
2. REVENUE FROM OPERATING ACTIVITIES					
Interest received or due and receivable					
Controlled Entities	22	–	–	750,164	484,652
Other Entities		790	–	790	–
Other		222,272	18,362	214,157	11,727
		223,062	18,362	965,111	496,379
Research revenue		2,054,210	1,436,750	–	–
Sundry revenue		650	46,935	650	–
		2,054,860	1,483,685	650	–
Proceeds on sale of investment (i)		3,908,662	–	3,908,662	–
		6,186,584	1,502,047	4,874,423	496,379
(i) Profit on sale of investment		–	–	–	–
3. OPERATING LOSS					
The operating loss has been arrived at after charging:					
Net foreign exchange loss		71,919	83,426	–	–
Borrowing costs					
Related Party	22	19,358	70,914	19,358	70,914
Other Entities	22	13,361	17,801	11,011	17,101
Finance leases		2,638	–	2,638	–
Other		79,188	–	79,188	–
		114,545	88,715	112,195	88,015
Provision for doubtful debts					
Wholly owned Controlled Entities		–	–	4,001,261	1,575,900
Other		33,376	–	–	–
Depreciation		19,762	5,077	17,405	3,241
Auditors' remuneration paid or due and payable in connection with:					
Auditing the financial report		17,000	15,000	10,000	10,000
Other services		–	4,000	–	3,000
4. ABNORMAL ITEMS					
Increase in provision for diminution in the value of investments					
Other Entities	22	4,661,790	10,655,523	4,661,790	10,655,523
(Income tax effect $ Nil)					

	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
5. TAXATION				
Prima facie income tax benefit calculated at 36% on the operating loss	(3,252,278)	(4,599,290)	(3,284,828)	(4,402,047)
Tax on permanent differences				
Provision for diminution of investment	1,678,244	3,835,988	1,678,244	3,835,988
Research and development allowance	(358,298)	(261,000)	-	-
Increase in provision for non-recovery of loan to Controlled Entity	-	-	1,440,454	567,324
Sundry Items	20,611	14,380	17,684	14,380
	(1,911,721)	(1,009,922)	(148,446)	15,645
Future income tax benefits not recognised	1,911,721	1,009,922	148,446	-
Tax losses utilised not previously recognised	-	-	-	(15,645)
Income tax expense attributable to operating loss	-	-	-	-

The estimated future income tax benefits arising from tax losses and timing differences have not been recognised as an asset because recovery is not virtually certain.

The estimated potential future income tax benefit not brought to account in relation to tax losses calculated at the rate of 30% (1999: 36%) are:

	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
Tax losses	4,743,000	3,780,000	1,293,705	1,404,000
Capital gains tax losses	27,143	27,143	8,162	8,162
	4,770,143	3,807,143	1,301,867	1,412,162

No franking credits are available for the 2000/2001 financial year.

	CONSOLIDATED 2000 Cents	CONSOLIDATED 1999 Cents
6. EARNINGS PER SHARE		
Basic earnings per share	(5.05)	(7.77)
	Number	Number
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	178,743,530	164,418,824

There have been no conversions to, calls of or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these accounts.

Diluted earnings per share is not materially different from basic earnings per share.

Options

5,200,000 Options issued under the Senior Executive Share Option Plan and 110,673,304 Options issued under the Renouceable Rights issue have not been included in the determination of basic earnings per share.

	Note	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
7. RECEIVABLES					
CURRENT					
Other debtors		–	33,376	–	–
NON-CURRENT					
Loan other corporations		100,000	100,000	100,000	100,000
Less provision for doubtful debts		(100,000)	(100,000)	(100,000)	(100,000)
		–	–	–	–
Loans to wholly owned Controlled Entities	22	–	–	9,496,639	5,495,378
Less provision for doubtful debts	22	–	–	(9,496,639)	(5,495,378)
		–	–	–	–
Other debtors – Other Entities		8,320	10,000	8,320	10,000
Deposits in respect of bank guarantees	17	152,283	157,452	106,693	103,532
		160,603	167,452	115,013	113,532

	Note	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
8. INVESTMENTS					
NON-CURRENT					
Shares at cost					
Listed on a prescribed stock exchange					
Other Entities		3,908,662	22,722,882	3,908,662	22,722,882
Less provision for diminution in value		(1,617,049)	(15,769,479)	(1,617,049)	(15,769,479)
		2,291,613	6,953,403	2,291,613	6,953,403
Shares in wholly owned Controlled Entities at Directors' valuation 1989		–	–	58,217	58,217
Less provision for diminution in value		–	–	(58,217)	(58,217)
		–	–	–	–
		2,291,613	6,953,403	2,291,613	6,953,403
Market value of listed investments		2,291,613	6,953,403	2,291,613	6,953,403

	Note	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
9. PROPERTY, PLANT AND EQUIPMENT					
NON-CURRENT					
Freehold land					
At independent valuation – 1999		44,000	44,000	44,000	44,000
Freehold buildings					
At independent valuation – 1999		101,000	101,000	101,000	101,000
Less accumulated depreciation		(2,520)	–	(2,520)	–
		98,480	101,000	98,480	101,000
Plant and equipment at cost		7,583	7,583	–	–
Less accumulated depreciation		(6,326)	(3,969)	–	–
		1,257	3,614	–	–
Leased research equipment at cost		535,860	–	535,860	–
Less accumulated depreciation		(14,885)	–	(14,885)	–
		520,975	–	520,975	–
		664,712	148,614	663,455	145,000

An independent valuation of freehold land and buildings was made as at 30 April 1999 on the basis of current market value by Michael J. Condon A.V.L.E. (VAL), QDAH, AD Business (VAL) as part of a program of regular revaluations carried out within periods of no longer than three years.

	Note	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
10. ACCOUNTS PAYABLE					
Trade creditors and accruals		396,182	434,045	259,006	134,320
Other creditor unsecured					
Other Entities	22	158,448	82,269	115,005	70,283
		554,630	516,314	374,011	204,603
11. BORROWINGS					
CURRENT					
Lease liability	16	189,970	–	189,970	–
NON-CURRENT					
Loan from Related Party	22	–	1,615,914	–	1,615,914
Lease liability	16	76,598	–	76,598	–
		76,598	1,615,914	76,598	1,615,914

	2000 Number of shares	1999 Number of shares	2000 $	1999 $
12. SHARE CAPITAL				
Issued and paid up capital				
Ordinary shares fully paid	189,081,644	164,418,824	47,944,266	41,778,560
Movement in ordinary share capital				
Balance at the beginning of the financial year	164,418,824	164,418,824	41,778,560	32,883,765
Transfer from share premium reserve	–	–	–	8,894,795
Shares issued for cash	24,662,820	–	6,165,706	–
Balance at the end of the financial year	189,081,644	164,418,824	47,944,266	41,778,560

In terms of a Strategic Alliance with Merck Lipha s.a. ("Merck"), signed in November 1999, 24,662,820 fully paid ordinary shares were issued (15% of Autogen's existing share base) to Merck on 3 December 1999 at 25 cents per share.

	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
13. RESERVES				
Asset revaluation	150,447	150,447	150,447	150,447
Capital profits	3,818,067	3,818,067	648,540	648,540
Option premium reserve	10,855,005	–	10,855,005	–
	14,823,519	3,968,514	11,653,992	798,987
Option premium reserve				
Balance at the beginning of the financial year	–	–	–	–
Renounceable rights issue of options (110,673,304 options)	11,067,330	–	11,067,330	–
Less: Issue costs	(212,325)	–	(212,325)	–
Balance at the end of the financial year	10,855,005	–	10,855,005	–

On 6 March 2000, the Company made renounceable rights offer of options to shareholders on the basis of nine options for every ten full paid ordinary shares held. A maximum of 170,173,482 options were offered and 110,673,304 were issued at an issue price of 10 cents per option. The exercise price is 25 cents per option.

5,200,000 options expiring 24 March 2010 were allotted to Executives under the terms contained in the Senior Executive Share Option Plan prospectus dated 3 March 2000, at an issue price of 10.8 cents. At 30 June 2000, 5,200,000 options were outstanding (refer Note 23).

14. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest rate risk exposures

The Consolidated Entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Weighted average interest rate	Floating interest rate $	Fixed interest maturing in: 1 year or less $	Between 1 and 5 years $	More than 5 years $	Non-interest bearing $	Total $
2000								
Financial assets								
Cash		6.32%	11,197,461	–	–	–	–	11,197,461
Receivables	7	5.92%	53,910	106,693	–	–	–	160,603
Prepayments		–	–	–	–	–	6,542	6,542
Investments	8	–	–	–	–	–	2,291,613	2,291,613
Total		5.25%	11,251,371	106,693	–	–	2,298,155	13,656,219
Financial liabilities								
Accounts payable	10	2.48%	127,725	–	–	–	426,905	554,630
Borrowings	11	11.88%	–	189,970	76,598	–	–	266,568
Total		5.53%	127,725	189,970	76,598	–	426,905	821,198
1999								
Financial assets								
Cash		4.30%	342,511	–	–	–	–	342,511
Receivables	7	3.49%	10,000	157,452	–	–	33,376	200,828
Investments	8	–	–	–	–	–	6,953,403	6,953,403
Total		0.29%	352,511	157,452	–	–	6,986,779	7,496,742
Financial liabilities								
Accounts payable	10	2.68%	82,269	–	–	–	434,045	516,314
Borrowings	11	7.95%	1,615,914	–	–	–	–	1,615,914
Total		6.67%	1,698,183	–	–	–	434,045	2,132,228

14. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Cont'd).

(b) *Net fair values of financial assets and liabilities*

Valuation approach

Net fair values of financial assets and liabilities are determined by the Consolidated Entity on the following basis:

Cash, cash equivalents and short-term investments: The carrying amount approximates fair value because of their short-term to maturity.

Trade receivables and payables: The carrying amount approximates fair value.

Long-term loans receivable and payable: The fair value of long-term loans receivable and payable are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of lending arrangements.

Non-current investments/securities: For financial instruments traded in organised financial markets, fair value is the current quoted market bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability. For investments where there is no quoted market price, a reasonable estimate of the fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows or the underlying net asset base of the investment/security.

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	CONSOLIDATED 2000 Carrying amount $	CONSOLIDATED 2000 Net fair value $	CONSOLIDATED 1999 Carrying amount $	CONSOLIDATED 1999 Net fair value $
Financial assets				
Cash	11,197,461	11,197,461	342,511	342,511
Receivables	160,603	160,603	200,828	200,828
Prepayments	6,542	6,542	–	–
Investments:				
Shares in other corporations – listed	2,291,613	2,291,613	6,953,403	6,953,403
	13,656,219	13,656,219	7,496,742	7,496,742
Financial liabilities				
Accounts payable	554,630	554,630	516,314	516,314
Borrowings	266,568	266,568	1,615,914	1,615,914
	821,198	821,198	2,132,228	2,132,228

Investments have been valued at the lower of cost and net realisable value where the Directors consider a permanent diminution in value has occurred.

	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
15. STATEMENTS OF CASH FLOWS				
(a) *Reconciliation of operating (loss) after income tax to net cash used in operating activities.*				
Operating (loss) after income tax	(9,034,106)	(12,775,806)	(9,124,523)	(12,227,909)
Add (less) items classified as investing/financing activities:				
Research and development expenditure	5,114,212	2,959,146	–	–
Add (less) non-cash items:				
Increase in provision for diminution of investments	4,661,790	10,655,523	4,661,790	10,655,523
Exploration write-off	–	123,662	–	9,244
Revaluation of land and buildings	–	11,164	–	11,164
Borrowing costs capitalised	2,638	70,914	2,638	70,914
Depreciation	19,762	5,077	17,405	3,241
Increase in provision for doubtful debts	33,376	–	4,001,261	1,575,900
Net cash provided by (used in) operating activities before change in assets and liabilities	797,672	1,049,680	(441,429)	98,077
Changes in assets and liabilities:				
Decrease (increase) in receivables	6,849	273,003	(1,482)	15,512
(Increase) decrease in interest receivable	–	–	–	(418,433)
Increase (decrease) in accounts payable	(135,921)	104,328	169,409	(131,249)
Increase in prepayments	(6,542)	–	–	–
Net cash provided by (used in) operating activities	662,058	1,427,011	(273,502)	(436,093)

(b) *Reconciliation of cash*

For the purpose of the Statements of Cash Flows, cash includes cash on hand and in banks and short term investments in commercial paper.

16. COMMITMENTS

(i) Land management

A Controlled Entity, Topalite Resources Pty Ltd ("Topalite"), has to perform minimum exploration work and expend minimum amounts of money on their tenements. The overall expenditure requirement tends to be limited in the normal course of Topalite's tenement portfolio management, through expenditure exemption approvals and expenditure reductions, through relinquishment of parts or the whole of tenements deemed non prospective. Should Topalite wish to preserve interests in its current tenements, the amount which may be required to be expended is as follows:

	CONSOLIDATED		PARENT ENTITY	
	2000 $	1999 $	2000 $	1999 $
Not later than one year	37,000	322,000	-	-
Later than one year but not later than two years	37,000	322,000	-	-
Later than two years but not later than five years	185,000	966,000	-	-
Later than five years but not later than twenty one years	777,000	1,288,000	-	-
	1,036,000	2,898,000	-	-

The terms and conditions under which Topalite has title to its various mining tenements, obliges it to meet its tenement rentals and minimum levels of exploration expenditure as gazetted by the Department of Mineral Resources of New South Wales, as well as Local Government rates and taxes.

The "Later than five years but not later than twenty one years" component, represents commitments starting from five years hence for the following sixteen years in respect of Mining Licences which are granted for a period of twenty one years, but in common with Prospecting Licences and Exploration Licences may be relinquished or sold by Topalite before the expiry of the full term of the Licence.

(ii) Research and development

A Controlled Entity, Autogen Research Pty Ltd ("Autogen Research"), has agreed to provide certain monies for research and development projects covering the areas of diabetes, obesity, allergic diseases, autoimmune disorders and depression and anxiety with the objective of long term commercialisation. Research agreements have been undertaken with The International Diabetes Institute, Monash University, Deakin University, South Eastern Sydney Area Health Service and Flinders University.

	CONSOLIDATED		PARENT ENTITY	
	2000 $	1999 $	2000 $	1999 $
Committed and Contracted				
Due not later than one year	5,128,184	3,105,000	-	-

Autogen Research has the option to continue funding these research agreements subject to annual reviews, which are dependent upon research milestones being met. Autogen Research has the right to benefit from the commercialisation of any resulting products.

Under the alliance with Lipha, Lipha provide funding towards the commitments made by Autogen Research to the relevant research institutions. Lipha will provide approximately $3.6 million during the next year.

	Note	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
(iii) Finance lease commitments					
Finance lease rentals are payable as follows:					
Not later than one year		211,149	–	211,149	–
Later than one year but not later than five years		80,746	–	80,746	–
		291,895	–	291,895	–
Less: Future lease finance charges		(25,327)	–	(25,327)	–
		266,568	–	266,568	–
Lease liabilities provided for in the financial statements:					
Current	11	189,970	–	189,970	–
Non-current	11	76,598	–	76,598	–
Total lease liability		266,568	–	266,568	–

The Consolidated Entity leases research equipment under finance leases expiring in the 2003 financial year. At the end of the lease term the Consolidated Entity has the option to purchase the equipment at a zero residual.

17. CONTINGENT LIABILITIES

Cash deposits as outlined in note 7 have allowed external financiers to provide various guarantees to the Department of Mineral Resources of New South Wales ("the Department") for the purposes of guaranteeing the Consolidated Entity's performance in accordance with New South Wales mining law.

The performance relates to the requirement that the Consolidated Entity adheres to the terms and conditions of its mining leases, which inter alia requires site restoration. However, the Directors do not anticipate the Department will exercise these guarantees as the Consolidated Entity adheres to all conditions of their leases.

	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
These are secured by deposits held by external financiers (refer note 7)	152,283	157,452	106,693	103,532

The Company is a party to an action commenced by the liquidator of Cambridge Gulf Investments Pty Ltd ("CGI") in the Federal Court of Australia.

In December 1996, the Company, together with other shareholders of CGI received shares held by CGI in a publicly listed company. The liquidator alleges that the assignment of these shares amounted to conduct prohibited by the law on various grounds. The Company has denied the claims.

In August 1999, the Federal Court ruled that it did not have jurisdiction to hear the matter and the action was stayed. The liquidator may recommence the action in the Supreme Court of Western Australia.

Soon after it received the shares in December 1996, the Company sold them on the open market. If the Company is unsuccessful in its defence of the claim, the Company's maximum potential liability is likely to be the value for which the shares were sold by Company on the open market, being $1.5 million and legal costs of the action.

		CONSOLIDATED 2000 $	CONSOLIDATED 1999 $
18. SEGMENT INFORMATION			
INDUSTRY SEGMENTS			
Operating revenue			
Investments		-	-
Biotechnology research			
	Interest received from Outside Entities	220,243	-
	Proceeds from research agreements	2,054,210	1,436,750
	Sundry revenue	650	46,935
Other	Interest received from Outside Entities	2,819	18,362
		2,277,922	1,502,047
Operating loss after tax			
(No income tax is payable)			
Investments		(4,661,790)	(10,655,523)
Biotechnology research		(4,266,365)	(1,872,538)
Other		(105,951)	(247,745)
Total – all segments		(9,034,106)	(12,775,806)
Total Assets			
Investments		2,291,613	6,953,403
Biotechnology research		11,967,350	413,969
Other		61,968	277,984
		14,320,931	7,645,356

GEOGRAPHICAL SEGMENTS

The Consolidated Entity operates within Australia.

Name	Class of Shares	Investment Owned 2000	Investment Owned 1999
19. CONTROLLED ENTITIES			
Parent Entity			
Autogen Limited			
Wholly owned Controlled Entities			
Topalite Resources Pty Ltd	Ord	100%	100%
Autogen Research Pty Ltd	Ord	100%	100%

The Parent Entity and Controlled Entities carry on business and are incorporated in Australia.

	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $

20. REMUNERATION OF DIRECTORS

The Directors of Autogen Limited in office at any time during the year were:

J.I. Gutnick – Executive

The Hon. R.J.L. Hawke AC – Non-Executive

Prof. C. Bouchard – Non-Executive

Dr D.S. Tyrwhitt – Non-Executive

J.N. Treilles – Non-Executive (appointed 8/2/2000)

Dr N. McCarthy AO – Executive (resigned 19/4/2000)

The remuneration of Mr J.I. Gutnick was paid by A.W.I. Administration Services Pty Ltd.

	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
Total income paid or payable or otherwise made available to all Directors of the Company and to all Directors of each entity in the Consolidated Entity from the Parent Entity or any related party.	534,006	148,262	534,006	148,262

	PARENT ENTITY 2000 Number	PARENT ENTITY 1999 Number
Number of Directors of the Parent Entity whose total income falls within the following bands:		
$0 – $9,999	1	4
$10,000 – $19,999	1	1
$30,000 – $39,999	1	–
$70,000 – $79,999	1	–
$90,000 – $99,999	–	1
$190,000 – $199,999	1	–
$210,000 – $219,999	1	–

1,500,000 options under the Senior Executive Share Option Plan were issued to two Directors at a value in accordance with the Income Tax Assessment Act. No additional benefits resulted to the Director and no additional costs resulted to the Company.

	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
21. REMUNERATION OF EXECUTIVES				
Total income received or due and receivable from the Company, entities in the Consolidated Entity or related parties by Executive officers (including Directors) of the Company and of Controlled Entities whose income exceeds $100,000	407,956	263,377	407,956	263,377
The number of Executives of the Company and of Controlled Entities, whose remuneration from the Company or related parties and from entities in the Consolidated Entity, falls within the following bands:	Number	Number	Number	Number
$190,000 – $199,999	1	–	1	–
$210,000 – $219,999	1	–	1	–
$260,000 – $269,000	–	1	–	–

5,200,000 options under the Senior Executive Share Option Plan were issued to executives at a value in accordance with the *Income Tax Assessment Act*. No additional benefits resulted to the executives and no additional costs resulted to the Company.

	PARENT ENTITY 2000 Number	PARENT ENTITY 1999 Number
22. RELATED PARTY AND OTHER INFORMATION		
Disclosure relating to Directors		
The names of the Directors and their remuneration are disclosed in Note 20.		
Aggregate number of shares and share options held directly, indirectly or beneficially by the Directors of the Parent Entity are as follows:		
– Shares	50,840,653	41,641,467
– Options	29,448,468	–
– Executive Share Options	1,000,000	–

Terms of the options are disclosed in Note 13.

	Note	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
Chevas Pty Ltd ("Chevas") is a Director Related Entity of Mr J.I. Gutnick.					
Transactions during the year					
Interest payable	3	19,358	70,914	19,358	70,914
Amounts advanced		–	1,545,000	–	1,545,000
Amounts repaid		(1,635,272)	–	(1,635,272)	–

Pursuant to the loan agreement interest could be charged at a rate of 13% or 11% if interest is repaid in cash. The actual interest rate for 2000 was 7.95% (1999 7.95%).

	Note	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $
22. RELATED PARTY AND OTHER INFORMATION (Cont'd)					
Kimberley Gardens Boutique, Hotel and Conference Centre Director Related Entity – Mr J.I. Gutnick					
Transactions during the year					
Hotel services provided		4,058	1,355	4,058	1,355
Amount paid		(3,404)	(1,355)	(3,404)	(1,355)
Services provided were on normal commercial terms					
Transactions with wholly owned Controlled Entities					
Interest is charged at 1% above corporate overdraft rates. The actual interest rate for 2000 was 9.75 – 10.75% (1999: 9.75%)					
Interest revenue	2	–	–	750,164	484,652
Aggregate Receivable	7	–	–	9,496,639	5,495,378
Provision for doubtful debts	7	–	–	(9,496,639)	(5,495,378)
Transactions with Other Entities					
Some of the Directors of the Parent Entity are also Directors of the following companies ("Other Entities"):					
A.W.I. Administration Services Pty Ltd ("Admin")					
Centaur Mining & Exploration Limited ("CTR")					
Baynet Ltd ("Baynet")					
Gutnick Resources N.L. ("GKR")					
Transactions with Admin were:					
Balance at year end					
Other creditor – unsecured (current)	10	158,448	82,269	115,005	70,283
During the year					
Fees for management services and other services		932,116	364,014	811,943	346,720
Borrowing costs payable	3	13,361	17,801	11,011	17,101
The Parent Entity is one of a number of public companies that hold all the issued shares in Admin.					
Ownership interest					
Ordinary shares		20.45	18.18	20.45	18.18
Preference shares		10.29	–	10.29	–

	CONSOLIDATED 2000 $	CONSOLIDATED 1999 $	PARENT ENTITY 2000 $	PARENT ENTITY 1999 $

22. RELATED PARTY AND OTHER INFORMATION (Cont'd)

The Parent Entity has the following ownership interests:

	CONSOLIDATED 2000	CONSOLIDATED 1999	PARENT ENTITY 2000	PARENT ENTITY 1999
Australian Gold Resources Limited	-	19.93	-	19.93
CTR	3.20	-	3.20	-
Baynet	0.74	2.61	0.74	2.61
GKR	5.66	6.08	5.66	6.08

The principal activity of CTR is mining.

The principal activity of GKR is mineral exploration.

23. SENIOR EXECUTIVE SHARE OPTION PLAN

On 24 March 2000 the Company granted unlisted options over 5,200,000 unissued ordinary company shares to Senior Executives at an issue price of 10.8 cents under the Senior Executive Share Option Plan.

(i) The options are exercisable from 25 March 2003 until the earlier of their expiry date on 24 March 2010 or the termination of the Executive's employment

(ii) The options may only be exercised if the price on the ASX of the ordinary shares in the Company has increased by a factor of 20%, after adjustments for rights issues, bonus issues and dividends, from the date that the options were acquired.

(iii) The exercise price for the options will be equal to the weighted average market price of the ordinary shares on the five business days prior to and including the date of acquisition, less the issue price.

	2000 Number	1999 Number
Off Balance Sheet Items		
Unissued ordinary shares of the Company under option	5,200,000	-
Exercise price	$0.23	-
The market value of the shares under these options at 30 June was	$0.30	-
Interest free option loans provided to Senior Executives	$561,600	-

Interest free loans were made available to Executives who subscribed for options. The option loans are repayable if the Executive disposes of any ordinary shares acquired as a result of the exercise of the options or on the termination of the Executive's employment, however in these circumstances the Company will buy back the options and use the proceeds to repay the loan.

The Company may at the discretion of the Board, make loans to participants to fund the exercise price of the options. These loans are likely to be interest free and repayable with "after tax" dividends or on the earlier of the disposal of the ordinary shares or the termination of the Executive's employment.

24. AFTER BALANCE DATE EVENT

On 18 August 2000, shareholders in General Meeting appoved a 5:1 share consolidation. The numbers of shares and options set out in the financial statements have not been adjusted for the consolidation. As a result of the consolidation, the exercise price of options set out in the financial statements is recalculated in inverse proportion to the 5:1 ratio.

DIRECTORS' DECLARATION AND AUDITORS' REPORT

DIRECTORS' DECLARATION

In the opinion of the Directors of Autogen Limited

(a) The financial statements and notes, set out in pages 18 to 37, are in accordance with the Corporations Law, including:

(i) giving a true and fair view of the financial position of the Company and the Consolidated Entity as at 30 June 2000 and of their performance, as represented by the results of their operations and their cash flows for the year ended on that date: and

(ii) complying with Accounting Standards and the Corporations Regulations.

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a Resolution of the Board of Directors at Melbourne this 1st day of September 2000.

J. I. Gutnick

J.I. Gutnick
Director

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AUTOGEN LIMITED

Scope

We have audited the financial report of Autogen Limited for the financial year ended 30 June 2000 as set out on pages 18 to 38. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at years end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Autogen Limited is in accordance with:

(a) the Corporations Law, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2000 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

PKF

PKF
Chartered Accountants
A Victorian Partnership

Michael Phillips

M J Phillips
Partner

1 September 2000
Melbourne

AUSTRALIAN STOCK EXCHANGE INFORMATION

As at 30 August 2000 the following information applied:

1. SUBSTANTIAL SHAREHOLDERS

Substantial Shareholders disclosed in Substantial Shareholder Notices to the Company:

Name	Number of Fully Paid Ordinary Shares held
Edensor Nominees Pty Limited (*)	7,547,132
Normandy Mining Finance Limited	6,089,002
Lipha s.a.	4,932,564
Charterbank Corporation	2,880,000

(*) Mr J I Gutnick is a Director and Shareholder of Edensor Nominees Pty Limited.

2. SECURITIES

(a) Fully Paid Ordinary Shares

The number of holders of Fully Paid Ordinary Shares in the Company is 3,951.

On a show of hands every holder of Fully Paid Ordinary Shares present or by proxy, shall have one vote. Upon a poll, each Fully Paid Ordinary Share shall have one vote.

The distribution of holders of Fully Paid Ordinary Shares is as follows:

Category		Number of Shareholders
Holding between	1 – 1,000 Shares	2,692
Holding between	1,001 – 5,000 Shares	1,000
Holding between	5,001 – 10,000 Shares	152
Holding between	10,001 – 100,000 Shares	86
Holding more than	100,001 Shares	21

The number of holders with less than a marketable parcel of 1,954 Fully Paid Ordinary Shares is 416.

The Company's Fully Paid Ordinary Shares are quoted on the Australian Stock Exchange using the code AGT.

The top 20 Shareholders are as follows:

Name	Number of Shares held	Percentage interest
Edensor Nominees Pty Limited	7,542,892	19.95
Lipha s.a.	4,932,564	13.04
ANZ Nominees Limited	4,098,896	10.81
Guardian Trustees and Custodians Limited	2,880,000	7.62
BB Nominees Pty Ltd	2,765,202	7.31
Ravkin Pty Ltd	1,488,752	3.94
Monitron Proprietary Limited	1,357,346	3.59
Tilbia Nominees Pty Ltd	1,345,100	3.56
Mr Mordechai Gutnick	991,929	2.62
Australian Gold Resources Limited	640,000	1.69
PEP Nominee Pty Ltd	582,224	1.54
Carstock Nominees Pty Ltd	425,000	1.12
Yadam Pty Ltd	394,249	1.04
Beneficial Insurance Company Limited	320,000	0.85
Grenfell Securities Limited	320,000	0.85
YB Retirement Pty Ltd	300,000	0.79
National Nominees Limited	217,120	0.57
D&D Nominees Pty Limited	149,863	0.40
L J Morey Holdings Pty Ltd	127,887	0.34
Mrs Vimla Jamnadas Naran	110,000	0.29
Total	**30,989,024**	**81.92**

(b) Options Maturing 12 March 2010 Over Fully Paid Ordinary Shares

The number of holders of Options maturing 12 March 2010 over Fully Paid Ordinary Shares in the Company is 1,128.

The distribution of holders of Options maturing 12 March 2010 over Fully Paid Ordinary Shares is as follows:

Category		Number of Optionholders
Holding between	1 – 1,000 Options	567
Holding between	1,001 – 5,000 Options	328
Holding between	5,001 – 10,000 Options	105
Holding between	10,001 – 100,000 Options	110
Holding more than	100,001 Options	18

The number of holders with less than a marketable parcel of 1,428 Fully Paid Ordinary Shares is 616.

The Company's Options maturing 12 March 2010 over Fully Paid Ordinary Shares are quoted on the Australian Stock Exchange using the code AGTO.

The top 20 Optionholders are as follows:

Name	Number of Options held	Percentage interest
Edensor Nominees Pty Limited	5,846,303	26.38
Lipha s.a.	4,439,308	20.03
Moniton Proprietary Limited	1,221,612	5.51
PEP Nominees Pty Ltd	1,213,522	5.48
BB Nominees Pty Ltd	825,285	3.72
ANZ Nominees Limited	720,000	3.25
VAGG Investments Management Services Pty Ltd	454,286	2.05
Jagen nominees Pty Ltd	420,100	1.90
Reef Securities Limited	300,739	1.36
Tilbia Nominees Pty Ltd	270,661	1.22
Instanz Nominees Pty Ltd (J Liberman Family a/c)	250,637	1.13
Annlew Investments Pty Ltd (Super Fund a/c)	200,000	0.90
Colluceo March Nominees	143,837	0.65
Irvay Nominees Pty Ltd (Trading a/c)	140,000	0.63
Mrs Deanne Goldschmidt	120,000	0.54
Jewish Family Community Centre	120,000	0.54
FNL Investments Pty Limited (Super a/c)	106,137	0.48
Advance Publicity Pty Ltd	104,000	0.47
Nicholas Kolesovs	100,000	0.45
Perma-Seal Australia Pty Ltd (Super Fund a/c)	100,000	0.45
Total	**17,096,427**	**77.14**

CORPORATE DIRECTORY

DIRECTORS
Joseph Gutnick FAusIMM FAIM
The Hon. R J L Hawke AC
Jean-Noël Treilles
Professor Claude Bouchard
Dr David Tyrwhitt

JOINT COMPANY SECRETARIES
Peter Lee
General Manager
Corporate and Company Secretary
David Simcox
Company Secretary

SENIOR MANAGEMENT
Professor Greg Collier
Research and Development Director
Ian Currie
Chief Financial Officer
Peter Harold
General Manager Investor Relations

SCIENTIFIC ADVISORY BOARD
Professor Paul Zimmet AM
Dr Ian Mackay AM
Professor Robert Williamson FRS
Professor Ian Gust AO

REGISTERED OFFICE
210 Kings Way
South Melbourne, Victoria 3205 Australia
Telephone: +61 3 9234 1188
Facsimile: +61 3 9234 1198
E-mail: autogen@awi.com.au
Internet: http://www.autogenlimited.com.au

SHARE REGISTRY
Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne Victoria 3000 Australia
Telephone: +61 3 9615 5970
Facsimile: +61 3 9611 5710

SHAREHOLDER INFORMATION
General Manager Investor Relations
Telephone: +61 3 9234 1188
Facsimile: +61 3 9234 1198
E-mail: autogen@awi.com.au
Internet http:/www.autogenlimited.com.au

AUSTRALIAN STOCK EXCHANGE LISTING CODES
AGT
AGTO

AUDITORS
PKF
Level 11, CGU Tower
485 LaTrobe Street
Melbourne Victoria 3000

BANKERS
Australia and New Zealand
Banking Group Limited
388 Collins Street
Melbourne Victoria 3000

SOLICITORS
Clayton Utz
Level 18, 333 Collins Street
Melbourne Victoria 3000

Gadens Lawyers
Level 10, 40 St George's Terrace
Perth Western Australia 6000

Designed and produced by Armstrong Miller + McLaren, Melbourne & Sydney, Australia.


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